Addendum 1 to Correspondence Filing March 27, 2007

                                     P5I - 1
                           PINNACLE V VARIABLE ANNUITY
                                   MAY 1, 2007

INTEGRITY LIFE INSURANCE COMPANY
SEPARATE ACCOUNT II

This prospectus describes the Pinnacle V flexible premium variable annuity contract and the Investment Options available under the contract. You may invest your contributions in any of the Investment Options listed below.

----------------------------------------------------------------- ---------------------------------------------------------------
DWS INVESTMENT VIT FUND                                           TOUCHSTONE VARIABLE SERIES TRUST
-----------------------                                           --------------------------------
DWS Small Cap Index VIP Fund, Class B                             Touchstone VST Balanced Fund
                                                                  Touchstone VST Baron Small Cap Fund
FIDELITY VIP TRUST - ALL SERVICE CLASS 2                          Touchstone VST Core Bond Fund
----------------------------------------                          Touchstone VST Eagle Capital Appreciation Fund
Fidelity VIP Asset ManagerSM Portfolio                            Touchstone VST Enhanced Dividend 30 Fund
Fidelity VIP Balanced Portfolio                                   Touchstone VST Growth & Income Fund
Fidelity VIP Contrafund(R) Portfolio                              Touchstone VST High Yield Fund
Fidelity VIP Disciplined Small Cap                                Touchstone VST Mid Cap Growth Fund
Fidelity VIP Dynamic Capital Appreciation Portfolio               Touchstone VST Money Market Fund, Service Class
Fidelity VIP Equity-Income Portfolio                              Touchstone VST Third Avenue Value Fund
Fidelity VIP Freedom 2010 Portfolio                               Touchstone VST Value Plus Fund
Fidelity VIP Freedom 2015 Portfolio                               Touchstone VST Aggressive ETF Fund, Service Class
Fidelity VIP Freedom 2020 Portfolio                               Touchstone VST Conservative ETF Fund, Service Class
Fidelity VIP Freedom 2025 Portfolio                               Touchstone VST Enhanced ETF Fund, Service Class
Fidelity VIP Freedom 2030 Portfolio                               Touchstone VST Moderate ETF Fund, Service Class
Fidelity VIP Growth Portfolio
Fidelity VIP Growth & Income Portfolio                            VAN KAMPEN LIFE INVESTMENT TRUST (LIT) AND
Fidelity VIP Growth Opportunities Portfolio                       ------------------------------------------
Fidelity VIP High Income Portfolio                                UNIVERSAL INSTITUTIONAL FUNDS (UIF) - ALL CLASS II
Fidelity VIP Index 500 Portfolio                                  --------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio                      Van Kampen LIT Comstock Portfolio
Fidelity VIP Mid Cap Portfolio                                    Van Kampen LIT Strategic Growth Portfolio
Fidelity VIP Overseas Portfolio                                   Van Kampen UIF Emerging Markets Debt Portfolio
                                                                  Van Kampen UIF Emerging Markets Equity Portfolio
FRANKLIN TEMPLETON VIP TRUST - ALL CLASS 2                        Van Kampen UIF U.S. Real Estate Portfolio
FTVIPT Franklin Growth and Income Securities Fund
FTVIPT Franklin Income Securities Fund                            FIXED ACCOUNTS
FTVIPT Franklin Large Cap Growth Securities Fund                  --------------
FTVIPT Franklin Small Cap Value Securities Fund                   Guaranteed Rate Options
FTVIPT Mutual Shares Securities Fund                              Systematic Transfer Option
FTVIPT Templeton Foreign Securities Fund
FTVIPT Templeton Growth Securities Fund

----------------------------------------------------------------- ---------------------------------------------------------------

This prospectus contains information about the contract that you should know before investing. You should read this prospectus and any supplements, and retain them for future reference.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS ANNUITY IS NOT A BANK PRODUCT AND IS NOT AN OBLIGATION OF, NOR GUARANTEED BY, THE FINANCIAL INSTITUTION WHERE IT IS OFFERED. IT IS NOT INSURED BY THE FDIC, NCUSIF OR OTHER FEDERAL ENTITY. IT IS SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.


                                    P51 - 1

A registration statement relating to this contract, which includes a Statement of Additional Information (SAI) dated May 1, 2007, has been filed with the Securities and Exchange Commission. The SAI is incorporated by reference into this prospectus. A free copy of the SAI is available by sending in the form at the bottom of this page, or by writing or calling our Administrative Office listed in the Glossary. The table of contents for the SAI is found in Part 9 of this prospectus.

You can review and copy information about this annuity contract at the SEC's Public Reference Room in Washington, D.C. For hours of operation of the Public Reference Room, please call 202-551-8090. You may also obtain information about annuity contract on the SEC's Internet site at http://www.sec.gov. Copies of that information are also available, after paying a duplicating fee, by electronic request to publicinfo@sec.gov or by writing the SEC's Public Reference Section, 100 F. Street NE, Washington, D.C. 20459-0102.

--------------------------------------------------------------------------------

We offer a contract with lower expenses that is otherwise substantially similar to this one. This contract's higher expenses are related to factors that include additional features and higher commissions or other expenses paid on this contract.

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.

Not all terms, conditions, benefits, programs, features and Investment Options are available or approved for use in every state. For more information, contact your financial advisor or our Administrative Office listed in the Glossary.

--------------------------------------------------------------------------------

iShares is a registered mark of Barclays Global Investors, N.A. (BGI). All other trademarks, service marks or registered trademarks are the property of their respective owners. BGI's only relationship to Integrity is the licensing of certain trademarks and trade names of BGI. Integrity's variable annuity products are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of Integrity's variable annuity products or any member of the public regarding the advisability of investing in them. BGI has no obligation or liability in connection with the operation, marketing or trading of Integrity's variable annuity products.

--------------------------------------------------------------------------------

                  TO REQUEST A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION, TEAR OFF THIS CARD AND MAIL IT TO US.



                  [FORM TO BE INSERTED]



                                    P51 - 2

                                TABLE OF CONTENTS
   [PAGE NUMBERS WILL BE ADDED IN A FILING UNDER RULE 485(B) IN APRIL, 2007]

                                                                                                  PAGE P5I-
---------------------------------------------------------------------------------------------- ---------------
GLOSSARY                                                                                              5
---------------------------------------------------------------------------------------------- ---------------
PART 1 - FEES AND EXPENSE TABLE AND SUMMARY
---------------------------------------------------------------------------------------------- ---------------
Contract Owner Transaction Expenses
---------------------------------------------------------------------------------------------- ---------------
Annual Administrative Charge
---------------------------------------------------------------------------------------------- ---------------
Separate Account Annual Expenses
---------------------------------------------------------------------------------------------- ---------------
Total Annual Portfolio Operating Expenses
---------------------------------------------------------------------------------------------- ---------------
Examples
---------------------------------------------------------------------------------------------- ---------------
Accumulation Unit Values
---------------------------------------------------------------------------------------------- ---------------
Summary of Contract
---------------------------------------------------------------------------------------------- ---------------
Investment Goals and Risks
---------------------------------------------------------------------------------------------- ---------------
Your Rights and Benefits
---------------------------------------------------------------------------------------------- ---------------
Account Value and Surrender Value
---------------------------------------------------------------------------------------------- ---------------
Your Right to Revoke (Free Look Period)
---------------------------------------------------------------------------------------------- ---------------
How Your Contract is Taxed
---------------------------------------------------------------------------------------------- ---------------
PART 2 - INTEGRITY AND THE SEPARATE ACCOUNT
---------------------------------------------------------------------------------------------- ---------------
Integrity Life Insurance Company
---------------------------------------------------------------------------------------------- ---------------
Separate Account II and the Variable Account Options
---------------------------------------------------------------------------------------------- ---------------
Distribution of Variable Annuity Contracts
---------------------------------------------------------------------------------------------- ---------------
Changes In How We Operate
---------------------------------------------------------------------------------------------- ---------------
PART 3 - YOUR INVESTMENT OPTIONS
---------------------------------------------------------------------------------------------- ---------------
The Variable Account Options
---------------------------------------------------------------------------------------------- ---------------
The Fixed Accounts
---------------------------------------------------------------------------------------------- ---------------
PART 4 - DEDUCTIONS AND CHARGES
---------------------------------------------------------------------------------------------- ---------------
Mortality and Expenses Risk Charge
---------------------------------------------------------------------------------------------- ---------------
Annual Administrative Charge
---------------------------------------------------------------------------------------------- ---------------
Reduction or Elimination of Mortality and Expense Risk or Administrative Charges
---------------------------------------------------------------------------------------------- ---------------
Portfolio Charges
---------------------------------------------------------------------------------------------- ---------------
Withdrawal Charge
---------------------------------------------------------------------------------------------- ---------------
Reduction or Elimination of the Withdrawal Charge
---------------------------------------------------------------------------------------------- ---------------
Hardship Waiver
---------------------------------------------------------------------------------------------- ---------------
Commission Allowance and Additional Payments to Distributors
---------------------------------------------------------------------------------------------- ---------------
Optional Benefit Charges
---------------------------------------------------------------------------------------------- ---------------
Transfer Charge
---------------------------------------------------------------------------------------------- ---------------
Tax Reserve
---------------------------------------------------------------------------------------------- ---------------
State Premium Tax
---------------------------------------------------------------------------------------------- ---------------
PART 5 - TERMS OF YOUR VARIABLE ANNUITY
---------------------------------------------------------------------------------------------- ---------------
Your Contributions
---------------------------------------------------------------------------------------------- ---------------
Units in Our Separate Account
---------------------------------------------------------------------------------------------- ---------------
How We Determine Unit Value
---------------------------------------------------------------------------------------------- ---------------
Transfers
---------------------------------------------------------------------------------------------- ---------------
Excessive Trading
---------------------------------------------------------------------------------------------- ---------------
Specific Notice Regarding the Use of this Annuity for Market Timing
---------------------------------------------------------------------------------------------- ---------------
Withdrawals
---------------------------------------------------------------------------------------------- ---------------
Assignments
---------------------------------------------------------------------------------------------- ---------------
Death Benefit Paid on Death of Annuitant
---------------------------------------------------------------------------------------------- ---------------
Distribution on Death of Owner
---------------------------------------------------------------------------------------------- ---------------
Death Claims
---------------------------------------------------------------------------------------------- ---------------
Spousal Continuation
---------------------------------------------------------------------------------------------- ---------------
Retirement Date and Annuity Benefit
---------------------------------------------------------------------------------------------- ---------------
Annuity Payments
---------------------------------------------------------------------------------------------- ---------------
Timing of Payment
---------------------------------------------------------------------------------------------- ---------------
How You Make Requests and Give Instructions
---------------------------------------------------------------------------------------------- ---------------


                                    P51 - 3

---------------------------------------------------------------------------------------------- ---------------
PART 6 - OPTIONAL BENEFITS
---------------------------------------------------------------------------------------------- ---------------
Guaranteed Minimum Accumulation Benefit Rider
---------------------------------------------------------------------------------------------- ---------------
Guaranteed Minimum Withdrawal Benefit Rider
---------------------------------------------------------------------------------------------- ---------------
Enhanced Earnings Benefit Rider
---------------------------------------------------------------------------------------------- ---------------
PART 7 - VOTING RIGHTS
---------------------------------------------------------------------------------------------- ---------------
How Portfolio Shares Are Voted
---------------------------------------------------------------------------------------------- ---------------
How We Determine Your Voting Shares
---------------------------------------------------------------------------------------------- ---------------
Separate Account Voting Rights
---------------------------------------------------------------------------------------------- ---------------
PART 8 - TAX ASPECTS OF THE CONTRACT
---------------------------------------------------------------------------------------------- ---------------
Introduction
---------------------------------------------------------------------------------------------- ---------------
Your Contract is an Annuity
---------------------------------------------------------------------------------------------- ---------------
Taxation of Annuities Generally
---------------------------------------------------------------------------------------------- ---------------
Tax-Favored Retirement Programs
---------------------------------------------------------------------------------------------- ---------------
Federal and State Income Tax Withholding
---------------------------------------------------------------------------------------------- ---------------
Impact of Taxes on the Company
---------------------------------------------------------------------------------------------- ---------------
Transfers Among Investment Options
---------------------------------------------------------------------------------------------- ---------------
PART 9 - ADDITIONAL INFORMATION
---------------------------------------------------------------------------------------------- ---------------
Systematic Withdrawal Program
---------------------------------------------------------------------------------------------- ---------------
Income Plus Withdrawal Program
---------------------------------------------------------------------------------------------- ---------------
Choices Plus Required Minimum Distribution Program
---------------------------------------------------------------------------------------------- ---------------
Dollar Cost Averaging
---------------------------------------------------------------------------------------------- ---------------
Systematic Transfer Program
---------------------------------------------------------------------------------------------- ---------------
Customized Asset Rebalancing
---------------------------------------------------------------------------------------------- ---------------
Systematic Contributions
---------------------------------------------------------------------------------------------- ---------------
Legal Proceedings
---------------------------------------------------------------------------------------------- ---------------
Table of Contents of Statement of Additional Information
---------------------------------------------------------------------------------------------- ---------------
PART 10 - PRIOR CONTRACTS
---------------------------------------------------------------------------------------------- ---------------

---------------------------------------------------------------------------------------------- ---------------
APPENDIX A - FINANCIAL INFORMATION FOR SEPARATE ACCOUNT II (UNITS AND VALUES)
---------------------------------------------------------------------------------------------- ---------------
APPENDIX B - ILLUSTRATION OF A MARKET VALUE ADJUSTMENT
---------------------------------------------------------------------------------------------- ---------------
APPENDIX C - GUARANTEED MINIMUM WITHDRAWAL BENEFIT EXAMPLES
---------------------------------------------------------------------------------------------- ---------------
APPENDIX D - ENHANCED EARNINGS BENEFIT CALCULATION EXAMPLE
---------------------------------------------------------------------------------------------- ---------------

---------------------------------------------------------------------------------------------- ---------------


                                    P51 - 4

                                    GLOSSARY

ACCOUNT VALUE - the value of your contract, which consists of the values of your Investment Options added together.

ADJUSTED ACCOUNT VALUE - your Account Value increased or decreased by any Market Value Adjustment made to your Guaranteed Rate Option.

ADMINISTRATIVE OFFICE - Integrity Life Insurance Company, P.O. Box 5720, Cincinnati, Ohio 45201-5720. Our express mail address is Integrity Life Insurance Company, 400 Broadway, Cincinnati, Ohio 45202-3341. You may also call us at 1-800-325-8583.

ANNUITANT - the person whose life is used to determine the amount of the Annuity Benefit. The Annuitant must be a natural person, and cannot be changed after the Contract Date.

ANNUITY BENEFIT - payments beginning on your Retirement Date that you may elect instead of a lump sum.

BUSINESS DAY - any day that the New York Stock Exchange is open.

CONTRACT ANNIVERSARY - occurs once annually on the same day as the Contract
Date.

CONTRACT DATE - the date we issue you the contract. It is shown on the schedule page of your contract.

CONTRACT YEAR - a year that starts on your Contract Date or any Contract Anniversary.

DEATH BENEFIT - benefit paid to a named Annuitant's beneficiary on the death of the Annuitant.

DISTRIBUTION ON DEATH - a distribution paid to a named owner's beneficiary on the death of the owner.

ENHANCED EARNINGS BENEFIT (EEB) - an optional Death Benefit.

FIXED ACCOUNTS - Guaranteed Rate Options and the Systematic Transfer Option.

FREE WITHDRAWAL AMOUNT - the amount you may withdraw in any Contract Year without paying withdrawal charges.

GENERAL ACCOUNT - the account that contains all of our assets other than those held in Separate Accounts.

GUARANTEED MINIMUM ACCUMULATION BENEFIT (GMAB) - an optional benefit that provides a guaranteed minimum future value of amounts invested under a GMAB Rider.

     GMAB INVESTMENT OPTIONS - Investment Options available for contributions under the GMAB Rider

GUARANTEED MINIMUM WITHDRAWAL BENEFIT (GMWB) - an optional benefit that provides a guaranteed minimum value will be available for withdrawal when invested under a GMWB Rider.

     GMWB INVESTMENT OPTIONS - Investment Options available for contributions under the GMWB Rider

GUARANTEED RATE OPTION (GRO) - a Fixed Account which offers Guarantee Periods of two, three, five, seven and ten years and locks in a fixed annual effective interest rate.

     GUARANTEE PERIOD - the length of time from the date of your contribution into a GRO, until the GRO matures.

     MARKET VALUE ADJUSTMENT (MVA) - an upward or downward adjustment made to the value of your


                                    P51 - 5

     GRO for withdrawals or transfers made from the GRO before the end of the Guarantee Period.

INVESTMENT OPTIONS - Variable Account Options and Fixed Accounts, collectively.

PORTFOLIO - a mutual fund in which a Variable Account Option invests.

RETIREMENT DATE - the date you choose to begin your Annuity Benefit or receive a lump sum payment.

RIDER - a supplement to your contract that provides optional benefit at an additional cost.

SEPARATE ACCOUNT - Separate Account II of Integrity Life Insurance Company. Its assets are segregated by Integrity and invested in Variable Account Options.

SURRENDER VALUE - your Adjusted Account Value reduced by any withdrawal charge, pro rata annual administrative charges and optional benefit charges.

SYSTEMATIC TRANSFER OPTION (STO) - a Fixed Account that accepts new contributions, which must be transferred from the STO into other Investment Options within either a six or twelve month period. The STO provides a guaranteed fixed interest rate that is effective for the STO period selected.

UNIT - measure of your ownership interest in a Variable Account Option.

UNIT VALUE - value of each Unit calculated on any Business Day.

VARIABLE ACCOUNT OPTIONS - Investment Options available to you under the contract, other than the Fixed Accounts. Each Variable Account Option invests in a corresponding Portfolio with the same name.


                                    P51 - 5

PART 1 - FEES AND EXPENSE TABLES AND SUMMARY

The following tables describe the fees and expenses that you will pay when buying, owning, withdrawing from and surrendering the contract.(1)


The first table describes the fees and expenses that you will pay at the time you buy the contract, withdraw from or surrender the contract, or transfer cash value among Investment Options. State premium tax may also be deducted.(2)

CONTRACT OWNER TRANSACTION EXPENSES

         -------------------------------------------------------------------------------------- -----------------
         Maximum Deferred Sales Load (Withdrawal Charge) as a percentage of contributions(3)    8%
         -------------------------------------------------------------------------------------- -----------------
         Transfer Charge (for each transfer after 12 transfers in one Contract Year)(4)         $20
         -------------------------------------------------------------------------------------- -----------------

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including Total Annual Portfolio Operating Expenses.

ANNUAL ADMINISTRATIVE CHARGE

         -------------------------------------------------------------------------------------- -----------------
         Annual Administrative Charge(5)                                                        $30
         -------------------------------------------------------------------------------------- -----------------

SEPARATE ACCOUNT ANNUAL EXPENSES as a percentage of value charged

         -------------------------------------------------------------------------------------- -----------------
         Mortality and Expense Risk Charge(6)                                                   1.55%
         -------------------------------------------------------------------------------------- -----------------

         Optional Enhanced Earnings Benefit Charge (maximum charge)(2)                          0.50%
         -------------------------------------------------------------------------------------- -----------------
         Optional Guaranteed Minimum Accumulation Benefit Charge(3)                             0.60%
          -------------------------------------------------------------------------------------- -----------------
         Optional Guaranteed Minimum Withdrawal Benefit Charge(4)                               0.60%
         -------------------------------------------------------------------------------------- -----------------
         Highest Possible Total Separate Account Annual Expenses(5)                             2.05%
         -------------------------------------------------------------------------------------- -----------------


(1) Expenses for prior versions of the contract are located in Part 10, Prior Contracts

(2)  State premium taxes currently range from 0 to 4%

(3)  Withdrawal charges decrease based on the age of each contribution. See Part
     4

(4) Does not apply to transfers made in the Dollar Cost Averaging, Customized Asset Rebalancing, or Systematic Transfer programs

(5) This charge will be waived if the Account Value is at least $50,000 on the last day of the Contract Year

(6)  Assessed daily on the amount allocated to the Variable Account Options

(7) Assessed quarterly to the Account Value and is based on the Annuitant's age on the Contract Date:

     -------------------- ------------------------------ -----------------------------------------
             Age           Charge at annual effective        Total Charge to Variable Account
                                      rate                               Options
     -------------------- ------------------------------ -----------------------------------------
         59 or less                   0.20%                               1.75%
     -------------------- ------------------------------ -----------------------------------------
            60-69                     0.40%                               1.95%
     -------------------- ------------------------------ -----------------------------------------
            70-79                     0.50%                               2.05%
     -------------------- ------------------------------ -----------------------------------------

(8)  Assessed daily on the amount allocated to your GMAB Investment Options

(9)  Assessed annually based on the Adjusted GWB. See Part 6


(10) You may elect only one of the optional benefits: EEB, GMAB or the GMWB. Therefore the highest possible total separate account annual charges reflect the election of one of the two benefits with the higher cost.


                                    P51 - 7

The following table shows the total operating expenses charged by the Portfolios that you will pay periodically during the time you own the contract. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio. The range of expenses (prior to reimbursements and fee waivers) that are deducted from the Portfolios' assets, including management fees, distribution or 12b-1 fees and other expenses are:


 Minimum: 0.35%                     Maximum: 1.98%
 --------------


TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES

Gross Portfolio annual expenses prior to any waivers and reimbursements as a percentage of average net assets in each Portfolio:

------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
                                                                             MANAGE-                           ACQUIRED      TOTAL
PORTFOLIO                                                                     MENT       12B-1     OTHER         FUND        ANNUAL
                                                                              FEES        FEE     EXPENSES     EXPENSES     EXPENSES
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
DWS Small Cap Index VIP Fund, Class B(1)                                    0.45%        0.25%     0.05%        N/A         0.75%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Asset Manager Portfolio, Service Class 2 (2)                   0.52%        0.25%     0.15%        N/A         0.92%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Balanced Portfolio, Service Class 2 (3)                        0.42%        0.25%     0.20%        N/A         0.87%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Contrafund Portfolio, Service Class 2 (2)                      0.57%        0.25%     0.09%        N/A         0.91%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Disciplined Small Cap Portfolio, Service Class 2 4, (5)        0.71%        0.25%     0.73%        N/A         1.69%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Dynamic Capital Appreciation Portfolio, Service Class 2 (3)    0.56%        0.25%     0.24%        N/A         1.05%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Equity-Income Portfolio, Service Class 2                       0.47%        0.25%     0.10%        N/A         0.82%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Freedom 2010 Portfolio, Service Class 2                         N/A         0.25%      N/A        0.62%        0.87%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Freedom 2015 Portfolio, Service Class 2                         N/A         0.25%      N/A        0.66%        0.91%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Freedom 2020 Portfolio, Service Class 2                         N/A         0.25%      N/A        0.70%        0.95%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Freedom 2025 Portfolio, Service Class 2                         N/A         0.25%      N/A        0.71%        0.96%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Freedom 2030 Portfolio, Service Class 2                         N/A         0.25%      N/A        0.74%        0.99%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Growth Portfolio, Service Class 2 (2)                          0.57%        0.25%     0.12%        N/A         0.94%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Growth & Income Portfolio, Service Class 2 2                   0.47%        0.25%     0.13%        N/A         0.85%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Growth Opportunities Portfolio, Service Class 2 (3)            0.57%        0.25%     0.17%        N/A         0.99%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP High Income Portfolio, Service Class 2                         0.57%        0.25%     0.15%        N/A         0.97%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Index 500 Portfolio, Service Class 2 (6)                       0.10%        0.25%     0.00%        N/A         0.35%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Investment Grade Bond Portfolio, Service Class 2               0.32%        0.25%     0.12%        N/A         0.69%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Mid Cap Portfolio, Service Class 2 (2)                         0.57%        0.25%     0.11%        N/A         0.93%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Fidelity VIP Overseas Portfolio, Service Class 2 (2)                        0.72%        0.25%     0.16%        N/A         1.13%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
FTVIPT Franklin Growth and Income Securities Fund, Class 2 (7)              0.49%        0.25%     0.05%        N/A         0.79%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
FTVIPT Franklin Income Securities Fund, Class 2 (7)                         0.46%        0.25%     0.01%        N/A         0.72%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
FTVIPT Franklin Large Cap Growth Securities Fund, Class 2 (7)               0.72%        0.25%     0.04%        N/A         1.01%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
FTVIPT Franklin Small Cap Value Securities Fund, Class 2 (9)                0.51%        0.25%     0.17%      0.03%(8)      0.96%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
FTVIPT Mutual Shares Securities Fund, Class 2                               0.60%        0.25%       0.21%        N/A       1.06%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
FTVIPT Templeton Foreign Securities, Class 2 (10)                           0.63%        0.25%     0.15%      0.03%(8)      1.06%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
FTVIPT Templeton Growth Securities, Class 2 (7)                             0.74%        0.25%     0.04%        N/A         1.03%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST Balanced Fund(11)                                            0.80%        0.00%     0.53%        N/A         1.33%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST Baron Small Cap Fund(11)                                     1.05%        0.00%     0.50%        N/A         1.55%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST Core Bond Fund(11)                                           0.55%        0.00%     0.46%        N/A         1.01%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST Eagle Capital Appreciation Fund(11)                          0.75%        0.00%     0.48%       0.01%        1.23%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST Enhanced Dividend 30 Fund(11)                                0.65%        0.00%     0.55%        N/A         1.20%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST Growth & Income Fund(11)                                     0.80%        0.00%     0.51%       0.02%        1.31%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST High Yield Fund(11)                                          0.50%        0.00%     0.48%        N/A         0.98%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST Mid Cap Growth Fund(11)                                      0.80%        0.00%     0.48%        N/A         1.28%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST Money Market Fund, Service Class(11)                         0.18%        0.25%     0.25%        N/A         0.68%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST Third Avenue Value Fund(11)                                  0.79%        0.00%     0.36%       0.02%        1.15%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST Value Plus Fund(11)                                          0.75%        0.00%     0.69%       0.01%        1.44%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST Aggressive ETF Fund, Service Class11, (12)                   0.40%        0.25%     0.53%       0.20%        1.18%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST Conservative ETF Fund, Service Class11, (12)                 0.40%        0.25%     0.76%       0.18%        1.41%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------



                                    P51 - 8

------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
                                                                             MANAGE-                           ACQUIRED      TOTAL
PORTFOLIO                                                                     MENT       12B-1     OTHER         FUND        ANNUAL
                                                                              FEES        FEE     EXPENSES     EXPENSES     EXPENSES
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST Enhanced ETF Fund, Service Class 11, (12)                    0.40%        0.25%     0.20%       0.26%        0.85%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Touchstone VST Moderate ETF Fund, Service Class11, (12)                     0.40%        0.25%     0.37%       0.20%        1.02%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Van Kampen LIT Comstock Portfolio, Class II                                 0.56%        0.25%     0.03%        N/A        0.84%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Van Kampen LIT Strategic Growth Portfolio, Class II                         0.70%        0.25%     0.08%        N/A        1.03%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Van Kampen UIF Emerging Markets Debt Portfolio, Class II(1)(3)              0.75%        0.35%     0.35%        N/A        1.45%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Van Kampen UIF Emerging Markets Equity Portfolio, Class II(13)              1.23%        0.35%     0.40%        N/A        1.98%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------
Van Kampen UIF U.S. Real Estate Portfolio, Class II(13)                     0.73%        0.35%     0.28%        N/A        1.36%
------------------------------------------------------------------------ ------------- --------- ----------- ----------- -----------


(1)  Includes 0.10% administration fee.

(2) A portion of the brokerage commissions that each Fidelity VIP Portfolio pays may be reimbursed and used to reduce that portfolio's expenses. In addition, through arrangements with the Portfolios' custodian, credits realized as a result of uninvested cash balances are used to reduce the portfolio's custodian expenses. Including these reductions, the total class operating expenses for these Portfolios would have been as set forth in the table in below. These offsets may be discontinued at any time.

   ---------------------------------------------------------------- ---------------------------------------
   Fidelity VIP Portfolio                                           Net Total Expenses after Arrangements
                                                                               Described Above
   ---------------------------------------------------------------- ---------------------------------------
   Asset Manager, Service Class 2                                                   0.90%
   ---------------------------------------------------------------- ---------------------------------------
   Contrafund, Service Class 2                                                      0.90%
   ---------------------------------------------------------------- ---------------------------------------
   Growth, Service Class 2                                                          0.92%
   ---------------------------------------------------------------- ---------------------------------------
   Growth & Income, Service Class 2                                                 0.84%
   ---------------------------------------------------------------- ---------------------------------------
   Mid Cap, Service Class 2                                                         0.91%
   ---------------------------------------------------------------- ---------------------------------------
   Overseas, Service Class 2                                                        1.06%
   ---------------------------------------------------------------- ---------------------------------------

(3) A portion of the brokerage commissions that the portfolio pays may be reimbursed and used to reduce the portfolio's expenses. Including this reduction, the total class operating expenses for these portfolios would have been as set forth in the table below. These offsets may be discontinued at any time.

   ---------------------------------------------------------------- ---------------------------------------
   Fidelity VIP Portfolio                                           Net Total Expenses after Arrangements
                                                                               Described Above
   ---------------------------------------------------------------- ---------------------------------------
   Balanced, Service Class 2                                                        0.84%
   ---------------------------------------------------------------- ---------------------------------------
   Dynamic Capital Appreciation, Service Class 2                                    1.04%
   ---------------------------------------------------------------- ---------------------------------------
   Growth Opportunities, Service Class 2                                            0.94%
   ---------------------------------------------------------------- ---------------------------------------

(4) The portfolio's manager has voluntarily agreed to reimburse the class to the extent that the total operating expenses (excluding interest, taxed certain security lending costs, brokerage commissions and extraordinary expenses) as a percentage of its average net assets, exceed 1.25%. This arrangement can be discontinued by the fund's manger at any time.

(5) Through arrangements with the Portfolios' custodian, credits realized as a result of uninvested cash balances are used to reduce the portfolio's custodian expenses. Including these reductions, the total class operating expenses for these Portfolios would have been 1.23%. These offsets may be discontinued at any time.

(6) Management fees for the portfolio have been reduced to 0.10%, and class expenses are limited to 0.35% (these limits do not apply to interest, taxes, brokerage commissions, security lending fees, or extraordinary expenses). This expense limit may not be increased without approval of the portfolio's shareholders and board of trustees. Thus, the expense limit is required by contract and is not voluntary on the fund manager's part.

(7) The portfolio administration fee is paid indirectly through the management fee.

(8) The manager has agreed in advance to reduce its fee from assets invested by the portfolio in a Franklin Templeton money market fund (the acquired fund) to the extent that the portfolio's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the SEC.

(9) Net total annual portfolio expenses after management and administration fee reductions were 0.93%.

(10) Net total annual portfolio expenses after management and administration fee reductions were 1.03%.

(11) The advisor has contractually agreed until at least December 31, 2007 to waive a portion of its advisory fee and/or reimburse certain fund expenses in order to limit net expenses as follows:

  ----------------------------------------------------------------- ---------------------------------------
  Touchstone Variable Series Trust Portfolio                        Net Total Expenses after Arrangements
                                                                               Described Above
  ----------------------------------------------------------------- ---------------------------------------
  Balanced                                                                          0.90%
  ----------------------------------------------------------------- ---------------------------------------
  Baron Small Cap                                                                   1.65%
  ----------------------------------------------------------------- ---------------------------------------
  Core Bond                                                                         0.75%
  ----------------------------------------------------------------- ---------------------------------------
  Eagle Capital Appreciation                                                        1.05%
  ----------------------------------------------------------------- ---------------------------------------
  Enhanced Dividend 30                                                              0.75%
  ----------------------------------------------------------------- ---------------------------------------
  Growth & Income                                                                   0.85%
  ----------------------------------------------------------------- ---------------------------------------
  High Yield                                                                        0.80%
  ----------------------------------------------------------------- ---------------------------------------
  Mid Cap Growth                                                                    1.15%
  ----------------------------------------------------------------- ---------------------------------------
  Money Market, Service Class                                                       0.54%
  ----------------------------------------------------------------- ---------------------------------------
  Third Avenue Value                                                                1.05%
  ----------------------------------------------------------------- ---------------------------------------
  Value Plus                                                                        1.15%
  ----------------------------------------------------------------- ---------------------------------------
  Aggressive ETF, Service Class                                                     0.75%
  ----------------------------------------------------------------- ---------------------------------------

                                     P51 - 9

  ----------------------------------------------------------------- ---------------------------------------
  Conservative ETF, Service Class                                                   0.75%
  ----------------------------------------------------------------- ---------------------------------------
  Enhanced ETF, Service Class                                                       0.75%
  ----------------------------------------------------------------- ---------------------------------------
  Moderate ETF, Service Class                                                       0.75%
  ----------------------------------------------------------------- ---------------------------------------

(12) The Service Class shares began operations in July, 2006. Integrity and Touchstone Advisors have agreements which provide that Integrity is responsible for payment of expenses exceeding the expense caps on the ETF Portfolios.

(13) The fees disclosed reflect gross ratios prior to any voluntary waivers/reimbursements of expenses by the advisor. The advisor has voluntarily agreed to waive a portion or all of its management fee and/or reimburse expenses to the extent necessary so that total annual operating expenses, excluding certain investment related expenses such as foreign country tax expense and interest expense on borrowing, do not exceed the 1.35% for Emerging Markets Debt, Class II, 1.65% for the Emerging Markets Equity, Class II and 1.35% for U.S. Real Estate, Class II. The advisor may terminate these voluntary waivers at any time at its sole discretion. Additionally the distributor has agreed to waive a portion of the 12b-1 fee for Class II shares. The distributor may terminate these voluntary waivers at any time at its sole discretion.

We have entered into agreements with the investment advisors or distributors of each of the Portfolios. Under the terms of these agreements, we will provide administrative, marketing and distribution services to the Portfolios. The Portfolios or their investment advisors or distributors pay us fees equal to an annual rate ranging from 0.05% to 0.45% of the average daily net assets invested by the Variable Account Options in the Portfolios. These fees may be paid by the investment advisors from the investment advisors' assets or from the Portfolios under distribution and/or servicing plans adopted by the Portfolios pursuant to Rule 12b-1 under the Investment Company Act of 1940 (1940 Act.)


EXAMPLES

The examples that follow are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. Each example assumes that you invest $10,000 in the contract for the time period indicated. Each example also assumes that your investment has a 5% return each year. Your actual costs may be higher or lower.

The following example includes withdrawal charges, the annual administrative charge, the mortality and expense risk charge, and maximum Portfolio operating expenses. Based on these assumptions, your costs would be:

If you surrender your contract at the end of the applicable period:

      ------------------------------ -------------------- ------------------------ ------------------------
      1 year                         3 years              5 years                  10 years
      ------------------------------ -------------------- ------------------------ ------------------------

      $1,197                         $1,804               $2,425                   $4,150

      ------------------------------ -------------------- ------------------------ ------------------------

If you select an Annuity Benefit with a life contingency at the end of the applicable period:

      -------------------------- ------------------------ ------------------------ ------------------------
      1 year                     3 years                  5 years                  10 years
      -------------------------- ------------------------ ------------------------ ------------------------

      $397                       $1,204                   $2,025                   $4,150

      -------------------------- ------------------------ ------------------------ ------------------------

If you do not surrender the contract:

      -------------------------- ------------------------ ------------------------ ------------------------
      1 year                     3 years                  5 years                  10 years
      -------------------------- ------------------------ ------------------------ ------------------------

      $397                       $1,204                   $2,025                   $4,150

      -------------------------- ------------------------ ------------------------ ------------------------

The following example includes withdrawal charges, the annual administrative charge, the mortality and expense risk charge, maximum Portfolio operating expenses, and the cost of the GMWB Rider, which carries the highest charge of the optional benefits. Based on these assumptions, your costs would be:

If you surrender your contract at the end of the applicable period:

      -------------------------- ------------------------ ------------------------ ------------------------
      1 year                     3 years                  5 years                  10 years
      -------------------------- ------------------------ ------------------------ ------------------------

      $1,257                     $1,986                   $2,732                   $4,769

      -------------------------- ------------------------ ------------------------ ------------------------


                                    P51 - 10

If you select and Annuity Benefit with a life contingency at the end of the applicable period:

      -------------------------- ------------------------ ------------------------ ------------------------
      1 year                     3 years                  5 years                  10 years
      -------------------------- ------------------------ ------------------------ ------------------------

      $457                       $1,386                   $2,332                   $4,769

      -------------------------- ------------------------ ------------------------ ------------------------

If you do not surrender the contract:

      -------------------------- ------------------------ ------------------------ ------------------------
      1 year                     3 years                  5 years                  10 years
      -------------------------- ------------------------ ------------------------ ------------------------

      $457                       $1,386                   $2,332                   $4,769

      -------------------------- ------------------------ ------------------------ ------------------------


ACCUMULATION UNIT VALUES

See Appendix A

SUMMARY OF CONTRACT

"We," "our," "us," "the Company" and "Integrity" mean Integrity Life Insurance Company. "You" and "your" mean the owner. This variable annuity contract is a contract between you and us. You, as the owner, have certain rights under the contract. The Annuitant named by you may be you or another person. It is important that you carefully select the owner, Annuitant, the owner's beneficiary and the Annuitant's beneficiary in order to achieve your objectives. See Part 5, sections titled "Death Benefits" and "Distribution on Death."

INVESTMENT GOALS AND RISKS

This contract allows you to accumulate money for retirement or other long term goals. An investment in any of the Variable Account Options carries with it certain risks, including the risk that the value of your investment will decline and you could lose money. The Variable Account Options invest in Portfolios, most of which invest in common stocks. You could lose money if one of the issuers of the stocks in which your Variable Account Option invests through its underlying Portfolio becomes financially impaired or if the stock market as a whole declines. There's also the inherent risk that holders of common stock generally are behind creditors and holders of preferred stock for payments in the event of the bankruptcy of a stock issuer.

For a complete discussion of the risks associated with investing in any particular Variable Account Option, see the prospectus of the corresponding Portfolio with the same name.

YOUR RIGHTS AND BENEFITS

As the owner of the contract, you have the following rights, subject to the rules and significant limitations stated in this prospectus:

     o    To contribute, transfer and withdraw money. See Part 5

     o    To invest in the Investment Options. See Part 3

     o To elect an Annuity Benefit. See Part 5, section titled "Retirement Date and Annuity Benefit"

     o    To name the Annuitant

     o To name the Annuitant's beneficiary and the owner's beneficiary. The Annuitant's beneficiary will receive the Death Benefit upon the death of the Annuitant; OR the owner's beneficiary will receive a distribution upon your death, as owner. If there are joint owners, the death of either one will be treated as the death of both under this contract, which triggers a required Distribution on Death. See Part 5, sections titled "Death Benefit Paid on Death of Annuitant" and "Distribution on Death of Owner."

ACCOUNT VALUE AND SURRENDER VALUE

Your Account Value consists of the values of your Investment Options added together. Any amount


                                    P51 - 11
allocated to a Variable Account Option will go up or down in value depending on the investment experience of that Variable Account Option. The value of contributions allocated to the Variable Account Options is not guaranteed. The value of your contributions allocated to the Fixed Accounts is guaranteed, subject to any applicable MVAs. Your Account Value is subject to various charges. See Part 4.

Your Adjusted Account Value is your Account Value, as increased or decreased by any MVAs. See Part 3, Market Value Adjustment

Your Surrender Value is equal to your Adjusted Account Value, minus any withdrawal charge and minus the pro rata portion of the annual administrative charges and optional benefit charges, if applicable. See Part 4.

Your minimum Account Value is $1,000. If the Account Value goes below $1,000 and we have received no contributions from you for two years, we reserve the right to terminate the contract and pay you the Account Value. We will notify you in advance and will give you at least 60 days to make additional contributions.

YOUR RIGHT TO REVOKE (FREE LOOK PERIOD)

You may cancel your contract within ten days after you receive it by returning it to our Administrative Office. We will extend the ten day period if required by state law. If you cancel your contract, we'll return your contribution net of any investment performance and applicable charges, which may be more or less than your original contribution depending upon the investment experience of the Investment Options you selected. You bear the investment risk during the ten-day period, as well as any fees and charges incurred during the period your contract is in force. See Part 4.

HOW YOUR CONTRACT IS TAXED

Your benefits under the contract are controlled by the Internal Revenue Code of 1986, as amended (the Code) and the associated rules and regulations governing annuities, including the deferral of taxes on your investment growth until you actually make a withdrawal. You should read Part 8, "Tax Aspects of the Contract" for more information, and consult a tax advisor. Most of the withdrawals you make before you are 59 1/2 years old are subject to a 10% federal tax penalty on the taxable portion of the amounts withdrawn. THIS CONTRACT CAN PROVIDE BENEFITS UNDER CERTAIN TAX-FAVORED RETIREMENT PROGRAMS, SUCH AS IRAS; HOWEVER, IT PROVIDES NO ADDITIONAL TAX DEFERRAL BENEFIT, AS THESE PROGRAMS ALREADY PROVIDE TAX-DEFERRAL.

PART 2 - INTEGRITY AND THE SEPARATE ACCOUNT

INTEGRITY LIFE INSURANCE COMPANY

Integrity is a stock life insurance company organized under the laws of Arizona on May 3, 1966, and redomesticated to Ohio on January 3, 1995. Our principal executive office is located at 400 Broadway, Cincinnati, Ohio 45202. We are authorized to sell life insurance and annuities in 46 states and the District of Columbia. Integrity is a subsidiary of The Western and Southern Life Insurance Company, a life insurance company organized under the laws of the State of Ohio on February 23, 1888. The Western and Southern Life Insurance Company has guaranteed the insurance obligations of Integrity to its contract owners, including the owners of this contract (the Guarantee). Insurance obligations include the Account Value invested in the Fixed Account, the Death Benefit and Annuity Benefit. The Guarantee does not guarantee investment performance or the portion of your Account Value invested in the Variable Account Options. The Guarantee provides that contract owners can enforce the Guarantee directly.

SEPARATE ACCOUNT II AND THE VARIABLE ACCOUNT OPTIONS

Separate Account II of Integrity Life Insurance Company was established in 1992, and is maintained under the insurance laws of the State of Ohio. The Separate Account is a unit investment trust, which is


                                    P51 - 12
a type of investment company under the 1940 Act. The Separate Account invests in the Variable Account Options. Each Variable Account Option invests in shares of a corresponding Portfolio (or "Fund") with the same name. We may add, substitute or close Variable Account Options from time to time. The Variable Account Options currently available to you are listed in Part 3.

Under Ohio law, we own the assets of our Separate Account and use them to support the Variable Account Options of your contract and other variable annuity contracts. Each variable annuity contract owner participates in the Separate Account in proportion to the amounts in his contract.

Income, gains and losses, whether realized or unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains or losses. The assets of the Separate Account may not be charged with the liabilities arising out of our other businesses. We may allow fees that are owed to us to stay in the Separate Account, and, in that way, we can participate proportionately in the Separate Account.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

Touchstone Securities, Inc., an affiliate of Integrity, serves as the principal underwriter for the variable annuity contracts. The principal business address of Touchstone Securities is 303 Broadway, Cincinnati, Ohio, 45202. The contracts are sold by individuals who represent us as insurance agents and who are also registered representatives of broker-dealers or financial institutions that have entered into distribution agreements with us.

CHANGES IN HOW WE OPERATE

We can change how the Company or our Separate Account operates, subject to your approval when required by the 1940 Act or other applicable laws. We'll notify you if any changes result in a material change in the underlying investments of a Variable Account Option. We may:

     o add, remove or combine Investment Options or withdraw assets relating to your contract from one Variable Account Option and put them into another;

     o register or end the registration of the Separate Account under the 1940 Act;

     o operate our Separate Account under the direction of a committee or discharge a committee at any time (the committee may be composed of a majority of persons who are "interested persons" of Integrity);

     o restrict or eliminate any voting rights of owners or others that affect our Separate Account;

     o cause one or more Variable Account Options to invest in a Portfolio other than or in addition to the Portfolios; or

     o operate our Separate Account or one or more of the Investment Options in any other form the law allows, including a form that allows us to make direct investments. We may make any legal investments we wish.

PART 3 - YOUR INVESTMENT OPTIONS

You may invest your contributions to this contract in the Variable Account Options, the Fixed Accounts or both. (If you purchase the GMWB Rider, your Investment Options are limited. See Part 6.)

Each Variable Account Option invests in shares of a mutual fund, referred to as a Portfolio (or "Fund"). Each Variable Account Option and its corresponding Portfolio share the same name. The value of your Variable Account Option will vary with the performance of the corresponding Portfolio. For a full description of each Portfolio, see that Portfolio's prospectus and Statement of Additional Information.

THE VARIABLE ACCOUNT OPTIONS

The investment objective and advisor of each Portfolio are described below. Management fees and other expenses deducted from each Portfolio are described in that Portfolio's prospectus. FOR A PROSPECTUS CONTAINING MORE COMPLETE INFORMATION ON ANY PORTFOLIO, CALL OUR ADMINISTRATIVE OFFICE


                                    P51 - 13

TOLL-FREE AT 1-800-325-8583.

DWS SCUDDER INVESTMENTS VIP FUNDS
The investment advisor for the DWS Scudder Investments VIP Funds is Deutsche Asset Management, Inc. (DeAM). DeAM is a broad-based global investment firm that provides asset management capabilities to a variety of institutional clients worldwide. DeAM's presence in all of the major investment markets gives its clients a global network and product range. DeAM manages U.S., international, emerging markets, and fixed income investments and is a leader in index strategies.

Following is a summary of the investment objectives of the DWS Investments VIP Fund. We can't guarantee that these objectives will be met. YOU SHOULD READ THE DWS INVESTMENTS VIP FUND'S PROSPECTUS CAREFULLY BEFORE INVESTING.

DWS Small Cap Index VIP Fund
The Small Cap Index Fund seeks to match, as closely as possible (before expenses are deducted), the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies. The fund attempts to invest in stocks and other securities that are representative of the Russell 2000 Index as a whole. The Index includes the reinvestment of all distributions and is not available for direct investment.

FIDELITY(R) VIP TRUST
The investment advisor to each Portfolio is Fidelity Management & Research Company (FMR), a registered investment advisor under the Investment Advisors Act of 1940.

Below is a summary of the investment objectives and strategies of Fidelity's VIP Portfolios. There are no guarantees that a Portfolio will be able to achieve its objective. YOU SHOULD READ FIDELITY'S VIP FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

Fidelity VIP Asset ManagerSM Portfolio
VIP Asset ManagerSM Portfolio seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term instruments maintaining a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term and money market instruments. FMR invests in domestic and foreign issuers. FMR analyzes issuers using fundamental and/or quantitative factors and evaluates each security's current price relative to estimated long-term value.

Fidelity VIP Balanced Portfolio
VIP Balanced Portfolio seeks income and capital growth consistent with reasonable risk by investing approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral. FMR invests at least 25% of the Portfolio's total assets in fixed-income senior securities, including debt securities and preferred stock. FMR invests in domestic and foreign issuers. With respect to equity investments, FMR emphasizes above-average income-producing equity securities, leading to investment in stocks that have more "value" characteristics than "growth" characteristics.

Fidelity VIP Contrafund(R) Portfolio
VIP Contrafund(R) Portfolio seeks long-term capital appreciation. FMR normally invests the Portfolio's assets primarily in common stocks of domestic and foreign issuers. FMR invests the Portfolio's assets in securities of companies whose value FMR believes is not fully recognized by the public. At any given time, FMR may tend to buy "growth" stocks or "value" stocks, or a combination of both types. In buying and selling securities for the Portfolio, FMR relies on fundamental analysis of each issuer and its potential for success in light of current financial condition, its industry position, and economic and market conditions.

Fidelity VIP Disciplined Small Cap Portfolio

Fidelity VIP Dynamic Capital Appreciation


                                    P51 - 14

VIP Dynamic Capital Appreciation Portfolio seeks capital appreciation. FMR normally invests the Portfolio's assets primarily in common stocks of domestic and foreign issuers. At any given time, FMR may tend to buy "growth" stocks or "value" stocks, or a combination of both types. FMR uses fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and economic and market conditions.

Fidelity VIP Equity-Income Portfolio
VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities and potentially investing in other types of equity securities and debt securities, including lower-quality debt securities. FMR invests in domestic and foreign issuers. FMR uses fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and market and economic conditions. The Portfolio seeks a yield that exceeds the composite yield on the securities comprising the S&P 500 Index. FMR normally invests at least 80% of the Portfolio's total assets in equity securities.

Fidelity VIP Freedom 2010 Portfolio

Fidelity VIP Freedom 2015 Portfolio

Fidelity VIP Freedom 2020 Portfolio

Fidelity VIP Freedom 2025 Portfolio

Fidelity VIP Freedom 2030 Portfolio

Fidelity VIP Growth Portfolio
VIP Growth Portfolio seeks capital appreciation by the Portfolio's assets in common stocks of domestic and foreign companies FMR believes have above-average growth potential. FMR uses fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and market and economic conditions.

Fidelity VIP Growth & Income Portfolio
VIP Growth & Income Portfolio seeks high total return through a combination of current income and capital appreciation. FMR normally invests a majority of the Portfolio's assets in common stocks of domestic and foreign issuers with a focus on those that pay current dividends and show potential for capital appreciation. FMR may also invest the Portfolio's assets in bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation. FMR uses fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and market and economic conditions.

Fidelity VIP Growth Opportunities Portfolio
VIP Growth Opportunities Portfolio seeks to provide capital growth. FMR invests the Portfolio's assets primarily in common stocks of domestic and foreign issuers. At any given time, FMR may tend to buy "growth" stocks or "value" stocks, or a combination of both types. FMR uses fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and economic and market conditions.

Fidelity VIP High Income Portfolio
VIP High Income Portfolio seeks a high level of current income, while also considering growth of capital. FMR normally invests the Portfolio's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities. FMR may also invest the Portfolio's assets in non-income producing securities, including defaulted securities and common stocks. FMR invests in domestic and foreign issuers. FMR uses fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and market and economic conditions.

Fidelity VIP Index 500 Portfolio


                                    P51 - 15

Fidelity VIP Investment Grade Bond Portfolio
VIP Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital by normally investing at least 80% of assets in investment-grade debt securities of all types and repurchase agreements for those securities. FMR allocates assets across different market sectors and maturities, and analyzes a security's structural features and current pricing, trading opportunities, and the credit quality of the issuer.

Fidelity VIP Mid Cap Portfolio
VIP Mid Cap Portfolio seeks long-term growth of capital. FMR invests the Portfolio's assets primarily in common stocks of domestic and foreign issuers. FMR normally invests at least 80% of the Portfolio's total assets in securities of companies with medium market capitalizations. Medium market capitalization companies are those with market capitalization similar to companies in the S&P Mid Cap 400. FMR may tend to buy "growth" stocks or "value" stocks, or a combination of both types, and may potentially invest in companies with smaller or larger market capitalizations. FMR uses fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and market and economic conditions.

Fidelity VIP Overseas Portfolio
VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in common stock. FMR normally invests at least 80% of the Portfolio's assets in non-U.S. common stocks. FMR allocates investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole. FMR uses fundamental analysis of each issuer and its potential for success in light of its current financial condition, its industry position, and market and economic conditions.

THE FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST FUNDS
Each Portfolio is a series of the Trust, which is a mutual fund registered with the SEC. Affiliates of Franklin Resources, Inc., which operates as Franklin Templeton Investments, serve as the investment advisors for the funds, as indicated below.

Below is a summary of the investment objectives of the Franklin Templeton Variable Insurance Products Trust Funds. There are no guarantees that a fund will be able to achieve its objective. YOU SHOULD READ FRANKLIN TEMPLETON VIPT FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

FTVIPT Franklin Growth and Income Securities Portfolio
The FTVIPT Franklin Growth and Income Securities Portfolio seeks capital appreciation with current income as a secondary goal. The Portfolio normally invests predominantly in a broadly diversified portfolio of equity securities that the Portfolio's manager considers to be financially strong but undervalued by the market. The investment advisor for this Portfolio is Franklin Advisers, Inc.

FTVIPT Franklin Income Securities Portfolio
The FTVIPT Franklin Income Securities Portfolio seeks to maximize income while maintaining prospects for capital appreciation. The Portfolio normally may invest in both debt and equity securities. The Portfolio seeks income by investing in corporate, foreign and U.S. Treasury bonds, as well as stocks with dividend yields the advisor believes are attractive. The investment advisor for this Portfolio is Franklin Advisers, Inc.

FTVIPT Franklin Large Cap Growth Securities Portfolio
The FTVIPT Franklin Large Cap Growth Securities Portfolio seeks capital appreciation. The Portfolio normally invests at least 80% of its net assets in investments of large capitalization companies, and normally invests predominantly in equity securities. For this Portfolio, large-capitalization companies are those with market capitalization values within those of the top 50% of companies in the Russell 1000 Index at the time of purchase. The investment advisor for this Portfolio is Franklin Advisers, Inc.

FTVIPT Franklin Small Cap Securities Portfolio


                                    P51 - 16

FTVIPT Mutual Shares Securities Portfolio
The FTVIPT Mutual Shares Securities Portfolio seeks capital appreciation, with income as a secondary goal. The Portfolio normally invests mainly in equity securities that the advisor believes are undervalued. The Portfolio normally invests primarily in undervalued stocks and to a lesser extent in risk arbitrage securities and distressed companies. The investment advisor for this Portfolio is Franklin Mutual Advisers, LLC.

FTVIPT Templeton Foreign Securities Portfolio
The FTVIPT Templeton Foreign Securities Portfolio seeks long-term capital growth. The Portfolio normally invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets, and normally invests predominantly in equity securities. The investment advisor for this Portfolio is Templeton Investment Counsel, LLC.

FTVIPT Templeton Growth Securities Portfolio
The FTVIPT Templeton Growth Securities Portfolio seeks long-term capital growth. The Portfolio normally invests mainly in equity securities of companies located anywhere in the world, including those in the U.S. and emerging markets. The investment advisor for this Portfolio is Templeton Global Advisors Limited.

TOUCHSTONE VARIABLE SERIES TRUST
Each Portfolio of the Touchstone Variable Series Trust is an open-end management investment company. Touchstone Advisors, Inc., which is affiliated with Integrity, advises each of the Portfolios, along with a sub-advisor that is listed under each Portfolio description below.

Below is a summary of the investment objectives of the Portfolios of Touchstone Variable Series Trust. There are no guarantees that a Portfolio will be able to achieve its objective. YOU SHOULD READ TOUCHSTONE VARIABLE SERIES TRUST FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

Touchstone VST Balanced Fund
Oppenheimer Capital LLC is the sub-advisor for the Touchstone VST Balanced Fund. The fund seeks to achieve both an increase in share price and current income by investing in both equity securities (generally about 60% of assets) and debt securities (generally about 40%, but at least 25%). The fund may also invest up to one-third of its assets in securities of foreign companies, and up to 15% in securities of companies in emerging market countries. In choosing equity securities for the fund, the portfolio manager will seeks companies that are in a strong position within their industry, are owned in part by management and are selling at a price lower than the company's intrinsic value. Debt securities are also chosen using a value style, and will be rated investment grade or at the two highest levels of non-investment grade. The portfolio manager will focus on higher yielding securities, but will also consider expected movements in interest rates and industry position.

Touchstone VST Baron Small Cap Fund
BAMCO, Inc., a subsidiary of Baron Capital Group, Inc. is the sub-advisor for the Touchstone VST Baron Small Cap Fund. The fund seeks long-term capital appreciation. It invests primarily (at least 80% of assets) in common stocks of smaller companies with market values under $2.5 billion selected for their capital appreciation potential. In making investment decisions for the fund, the portfolio manager seeks securities believed to have (1) favorable price to value characteristics based on the portfolio manager's assessment of their prospects for future growth and profitability, and (2) the potential to increase in value at least 100% over four subsequent years.

Touchstone VST Core Bond Fund
Ft. Washington Investment Advisors, Inc., which is affiliated with Integrity, is the sub-advisor for the Touchstone VST Core Bond Fund. The fund seeks to provide a high level of current income as is consistent with the preservation of capital by investing primarily (at least 80% of assets) in bonds. The fund invests in mortgage-related securities, asset-backed securities, U.S. government securities and corporate debt securities. The fund invests at least 65% of assets in investment grade debt securities, but may invest up to 35% of assets in non-investment grade debt securities rated as low as B. In making investment decisions for the fund, the portfolio manager analyzes the overall investment opportunities


                                    P51 - 17
and risks in different sectors of the debt securities markets by focusing on maximizing total return while reducing volatility.

Touchstone VST Eagle Capital Appreciation Fund
Eagle Asset Management, Inc., which is affiliated with Integrity, is the sub-advisor for the Touchstone VST Eagle Capital Appreciation Fund. The fund seeks long-term capital appreciation. In selecting equity securities for the fund, the portfolio management team begins with the largest 500 stocks (by market capitalization) in the Russell 1000 Index. It immediately eliminates deeply cyclical stocks, stocks believed to be over-valued, companies with unproven business models, businesses without a sustainable competitive advantage and companies whose business models they simply do not understand. The initial screening leaves about 150 stocks, which are assigned to the four co-portfolio managers based on sector.

Each portfolio manager then uses fundamental research to develop five-year earnings estimates for each company based on historical data, current comparables and a thorough understanding of each company and the relevant industry drivers. The portfolio managers generally do not rely on a company's earnings projection or consensus Wall Street estimates. Instead, they do their own research.

The portfolio managers will then assign either a premium or discount multiple to each stock based on what the multiple of that stock has been versus the S&P 500 Index historically and what it is expected to be over the next five years.

The earnings estimates and premium/discount assigned by each portfolio manager are then entered into a proprietary valuation model which ranks each stock based on the five year expected rates of return. The team will generally only invest in those stocks ranked in the top third of the valuation model's rankings. Any stock held which falls into the bottom third of the rankings will normally be sold by the fund.

Touchstone VST Enhanced Dividend 30 Fund
Todd Investment Advisors, Inc., which is affiliated with Integrity, is the sub-advisor for Touchstone VST Enhanced Dividend 30 Fund. The fund seeks to achieve a total return that is higher than the total return of the Dow Jones Industrial Average ("DJIA"). The fund's portfolio is based on the 30 stocks that comprise the DJIA. The DJIA is a measurement of general market price movement for 30 widely held stocks. The fund uses a quantitative approach to improve on the index returns, investing in all of the DJIA components, but increasing the weighting of those with the highest dividend yield. The fund seeks to overweight the top three highest yielding stocks in the DJIA by adding approximately 8% to the original weight of each, and underweight the remaining 27 stocks of the Dow that have a lower relative dividend yield.

Touchstone VST Growth & Income Fund
Deutsche Investment Management Americas Inc. is the sub-advisor for the Touchstone VST Growth & Income Fund. The fund seeks to increase the value of fund shares over the long-term, while receiving dividend income, by investing at least 50% of total assets in dividend paying common stock, preferred stocks and convertible securities in a variety of industries. The portfolio manager may purchase securities that do not pay dividends (up to 50%) but which are expected to increase in value or produce high-income payments in the future. The portfolio manager invests in stocks with lower valuations than the broad market that are believed to have long-term dividend and earnings fundamentals.

Touchstone VST High Yield Fund
Ft. Washington Investment Advisors, Inc., which is affiliated with Integrity, is the sub-advisor for the Touchstone VST High Yield Fund. The fund seeks to achieve a high level of current income as its main goal, with capital appreciation as a secondary consideration. The fund invests primarily (at least 80% of assets) in non-investment grade debt securities of domestic corporations. Non-investment grade securities are often referred to as "junk bonds" and are considered speculative.

Touchstone VST Mid Cap Growth Fund
Westfield Capital Management Company, LLC and TCW Investment Management Company are the sub-advisors for the Touchstone VST Mid Cap Growth Fund. The fund seeks to increase the value of fund


                                    P51 - 18
shares as a primary goal and to earn income as a secondary goal. The fund invests primarily (at least 80% of assets) in common stocks of mid cap companies. The fund is sub-advised by two separate management teams that use different style methodologies. Mid cap growth companies can include companies that have earnings that the portfolio manager believes may grow faster than the U.S. economy in general, due to new products, management changes at the company or economic shocks such as high inflation or sudden increases or decreases in interest rates. Mid cap growth companies can also include companies that are believed to be undervalued, including those with unrecognized asset values, undervalued growth or those undergoing turnaround.

Touchstone VST Money Market Fund
Ft. Washington Investment Advisors, Inc., which is affiliated with Integrity, is the sub-advisor for the Touchstone VST Money Market Fund. The fund seeks high current income, consistent with liquidity and stability of principal by investing primarily in high-quality money market instruments. The fund is a money market fund and tries to maintain a constant share price of $1.00 per share, although there is no guarantee that it will do so.

Touchstone VST Third Avenue Value Fund
Third Avenue Management LLC is the sub-advisor for the Touchstone VST Third Avenue Value Fund. The fund seeks long-term capital appreciation. It is a non-diversified fund that seeks to achieve its objective mainly by investing in common stocks of well-financed companies (companies without significant debt in comparison to their cash resources) at a discount to what the portfolio manager believes is their liquid value. The fund invests in companies regardless of market capitalization and invests in both domestic and foreign securities. The mix of the fund's investments at any time will depend on the industries and types of securities that the portfolio manager believes hold the most value.

Touchstone VST Value Plus Fund
Ft. Washington Investment Advisors, Inc., which is affiliated with Integrity, is the sub-advisor for the Touchstone VST Value Plus Fund. The fund seeks to increase value of the fund shares over the long-term by investing primarily (at least 65% of assets) in common stock of larger companies that the portfolio manager believes are undervalued. In choosing undervalued stocks, the portfolio manager looks for companies that have proven management and unique features or advantages, but are believed to be priced lower than their true value. These companies may not pay dividends. Approximately 75% of assets will generally be invested in large cap companies and approximately 25% will generally be invested in mid cap companies.

TOUCHSTONE VST ETF FUNDS

This Part specifically provides information about the Touchstone VST ETF Funds ("ETF Funds"), which are mutual funds that invest fixed percentages of assets in various exchange-traded funds, including series of the iShares(R) Funds Trust. Because the ETF Funds invest in other mutual funds rather than in individual securities, each ETF Fund is considered a "fund of funds" and bears a proportionate share of the expenses charged by the underlying funds in which it invests. You can invest directly in ETF Funds and do not have to invest through a variable annuity or mutual fund.


In addition, the underlying exchange-traded funds trade like a stock on a securities exchange and may be purchased and sold throughout the trading day based on their market price. Each exchange-traded fund that is held by one of the ETF Funds is an "index fund," which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index. It is not possible to invest directly in the index.

Each ETF Fund allocates its assets among a group of exchange-traded funds in different percentages. Therefore, each ETF Fund has different indirect asset allocations of stocks, bonds, and cash, reflecting varying degrees of potential investment risk and reward for different investment styles and life stages. These asset allocations provide four distinct options that can meet a wide variety of investment needs. The allocation of stocks and bonds in each ETF Fund reflects greater or lesser emphasis on pursuing current income or growth of capital.


                                    P51 - 19

As a result of market gains or losses by the underlying exchange-traded funds, the percentage of any of the ETF Funds' assets invested in stocks or bonds at any given time may be different than that ETF Fund's planned asset allocation model. Stock and bond markets, and the sub-categories of assets within them (value, growth, large cap, small cap, etc.) have returns that vary from year to year. Because the changes in returns for these assets affect their expected return in the future, they require monitoring and potentially some rebalancing of the allocation models. The sub-advisor will monitor the models and may update and revise the asset allocation percentages employed by each model to reflect changes in the marketplace. The sub-advisor will rebalance each ETF Fund's assets annually (except the Touchstone VST Enhanced ETF Fund, which will be assessed by the sub-advisor on a semi-annual basis and may be reallocated if market conditions so indicate) in accordance with the asset allocation model then in effect. The sub-advisor reserves the right to rebalance more or less frequently depending upon market conditions, investment experience, and other factors it deems appropriate.

Touchstone Advisors, Inc. is the investment advisor and Todd Investment Advisors, Inc. is the sub-advisor for the VST Enhanced Dividend 30 Fund, as well as the VST Aggressive ETF, VST Conservative ETF, VST Enhanced ETF and VST Moderate ETF Funds. Both Touchstone Advisors, Inc. and Todd Investment advisors, Inc. are affiliated with Integrity.

Touchstone VST Conservative ETF Fund
The Touchstone VST Conservative ETF Fund seeks total return by investing for income and capital appreciation. The fund invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected risk (i.e. volatility), while structuring the portfolio to optimize potential returns based on historical measures on how each asset class performs. For the Conservative Fund that typically results in an allocation of about 65% of assets in bonds and 35% in stocks. In selecting a diversified portfolio of underlying funds, the sub-advisor analyzes many factors, including the underlying ETF fund's investment objectives, total return, volatility, and expenses. The fund will also hold a minimal amount of cash or cash equivalent positions, such as money market instruments, U.S. government securities, commercial paper, and repurchase agreements.

Touchstone VST Moderate ETF Fund
The Touchstone VST Moderate ETF Fund seeks total return by investing primarily for capital appreciation and secondarily for income. The fund invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected risk (i.e. volatility), while structuring the portfolio to optimize potential returns based on historical measures on how each asset class performs. For the Moderate Fund that typically results in an allocation of about 60% of assets in stocks and 40% in bonds. In selecting a diversified portfolio of underlying funds, the sub-advisor analyzes many factors, including the underlying ETF fund's investment objectives, total return, volatility, and expenses. The fund will also hold a minimal amount of cash or cash equivalent positions, such as money market instruments, U.S. government securities, commercial paper, and repurchase agreements.

Touchstone VST Aggressive ETF Fund
The Touchstone VST Aggressive ETF Fund seeks capital appreciation. The fund invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected risk (i.e. volatility), while structuring the portfolio to optimize potential returns based on historical measures on how each asset class performs. For the Aggressive Fund that typically results in an allocation of about 80% of assets in stocks and 20% in bonds. In selecting a diversified portfolio of underlying funds, the sub-advisor analyzes many factors, including the underlying ETF fund's investment objectives, total return, volatility, and expenses. The fund will also hold a minimal amount of cash or cash equivalent positions, such as money market instruments, U.S. government securities, commercial paper, and repurchase agreements.

Touchstone VST Enhanced ETF Fund
The Touchstone VST Enhanced ETF Fund seeks high capital appreciation. The fund invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected risk (i.e. volatility), while structuring the portfolio to optimize potential returns based on historical measures on how each asset class performs. Those asset classes with the best relative strength, as measured by their relative performance over the prior six months, are


                                    P51 - 20
overweighted for six months, while the other asset classes are underweighted, thereby increasing the potential for enhanced performance with lower volatility. In selecting a diversified portfolio of underlying funds, the sub-advisor analyzes many factors, including the underlying ETF fund's investment objectives, total return, volatility, and expenses. The fund will also hold a minimal amount of cash or cash equivalent positions, such as money market instruments, U.S. government securities, commercial paper, and repurchase agreements.

VAN KAMPEN LIT PORTFOLIOS
Van Kampen Asset Management is the investment advisor for each of the LIT Portfolios.

Investment Objectives of the Portfolios. Below is a summary of the investment objectives of the Portfolios of Van Kampen Life Investment Trust. There are no guarantees that a Portfolio will be able to achieve its objective. YOU SHOULD READ VAN KAMPEN LIT FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

Van Kampen LIT Comstock Portfolio
The Portfolio's investment objective is to seek capital growth and income through investment in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks. The Portfolio may invest up to 25% of its total assets in securities of foreign issuers.

Van Kampen LIT Strategic Growth Portfolio

The Portfolio's investment objective is to seek capital appreciation. Under normal market conditions, the Portfolio's investment advisor seeks to achieve the Portfolio's investment objective by investing primarily in a portfolio of common stocks of companies considered by the investment advisor to be strategic growth companies.

VAN KAMPEN UIF PORTFOLIOS
Morgan Stanley Investment Management Inc., doing business as Van Kampen, is the investment advisor for each of the UIF Portfolios.

Below is a summary of the investment objectives of the Portfolios of Van Kampen Universal Institutional Funds. There are no guarantees that a Portfolio will be able to achieve its objective. YOU SHOULD READ VAN KAMPEN UIF FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

Van Kampen UIF Emerging Markets Debt Portfolio
The Portfolio seeks high total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries. Using macroeconomic and fundamental analysis, the advisor seeks to identify developing countries that are believed to be undervalued and have attractive or improving fundamentals. After the country allocation is determined, the sector and security selection is made within each country.

Van Kampen UIF Emerging Markets Equity Portfolio
The Portfolio seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries. The Advisor's investment approach combines top-down country allocation with bottom-up stock selection. Investment selection criteria include attractive growth characteristics, reasonable valuations and company managements with strong shareholder value orientation.

Van Kampen UIF U.S. Real Estate Portfolio
The Portfolio seeks to achieve above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts ("REITs"). The Portfolio focuses on REITs as well as real estate operating companies that invest in a variety of property types and regions. The Advisor's approach emphasizes bottom-up stock selection with a top-down asset allocation overlay.

THE FIXED ACCOUNTS


                                    P51 - 21

Our Fixed Accounts, General Account and the non-unitized separate account are not registered under the Securities Act of 1933 (1933 Act) or the 1940 Act. The General Account supports the Account Value you invest in the Fixed Accounts (unless otherwise supported by a separate account), the Death Benefit in excess of Account Value and the Annuity Benefit. The non-unitized separate account supports the GROs. We have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Accounts or the General Account. Disclosures regarding the Fixed Accounts or the General Account are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GUARANTEED RATE OPTIONS
We offer GROs with Guarantee Periods of two, three, five, seven and ten years. We can change the Guarantee Periods available from time to time. Each contribution or transfer to a GRO establishes a new GRO for the Guarantee Period you choose at the guaranteed interest rate that we declare as the current rate (Guaranteed Interest Rate). When you put a contribution into a GRO, a Guaranteed Interest Rate is locked in for the entire Guarantee Period you select. We won't declare an interest rate less than the minimum interest rate stated in your contract. Each GRO matures at the end of the Guarantee Period you have selected.

The GRO Value at the end of the Guarantee Period, assuming you haven't transferred or withdrawn any amounts, will be the amount you contributed plus interest at the Guaranteed Interest Rate less any annual administrative charge and optional benefit charges that may apply (GRO Value). We credit interest daily at an annual effective rate equal to the Guaranteed Interest Rate.

We may declare an enhanced rate of interest in the first year for any contribution allocated to a GRO that exceeds the Guaranteed Interest Rate credited during the rest of the Guarantee Period. This enhanced rate will be guaranteed for the Guarantee Period's first year and declared at the time of purchase. We can declare and credit a special interest rate or additional interest at any time on any nondiscriminatory basis. Any enhanced rate, special interest rate or additional interest credited to your GRO will be separate from the Guaranteed Interest Rate and will not be used in the MVA formula.

Each group of GROs of the same duration is considered one GRO for Account Value reporting purposes. For example, when you receive a statement from us, all of your three-year GROs will be shown as one GRO while all of your five-year GROs will appear as another GRO, even though they may have different maturity dates. However, you will receive separate notices concerning GRO renewals for each contribution you have made, since each contribution will have a different maturity date.

We'll notify you in writing before the end of your GRO Guarantee Period. You must tell us before the end of your Guarantee Period if you want to transfer your GRO Value to another Investment Option. If you do nothing, when the Guarantee Period ends, we will set up a new GRO for the same length of time as your old one, at the then-current Guaranteed Interest Rate for that Guarantee Period.

If a GRO matures and it can't be renewed for the same length of time, the new GRO will be set up for the next shortest available Guarantee Period. For example, if your mature GRO was for 10 years and when it matures, we don't offer a 10-year Guarantee Period, but we do offer a seven-year Guarantee Period, your new GRO will be for seven years. You can't renew a GRO that would mature after your Retirement Date.

All contributions you make to a GRO are placed in a non-unitized separate account. The value of your GROs is supported by the reserves in our non-unitized separate account.

You can get our current Guaranteed Interest Rates by calling our Administrative Office.

MARKET VALUE ADJUSTMENTS
An MVA is an adjustment, either up or down, that we make to your GRO Value if you make an early withdrawal, surrender or transfer from your GRO. An MVA also applies on a Distribution on Death of the owner, but not on the calculation of Death Benefits (on death of the Annuitant). No MVA is made for withdrawals of the Free Withdrawal Amount or for withdrawals or transfers made within 30 days of the


                                    P51 - 22
expiration of the GRO Guarantee Period. No MVA shall be made when withdrawals are taken to meet required minimum distributions under the Code. The value after the MVA may be higher or lower than the GRO Value, but will never be less than an amount equal to your contribution to the GRO, less withdrawals (including any associated charges and adjustments), less transfers out of a GRO, plus interest accumulated at the minimum interest rate declared in your contract, less any annual administrative charge and less any charges for the optional benefits, if elected (Minimum Value). Withdrawal charges, any annual administrative charge and optional benefit charges, can invade the Minimum Value.

The MVA we make to your GRO is based on the changes in our Guaranteed Interest Rate. Generally, if our Guaranteed Interest Rate has increased since the time of your contribution, the MVA will reduce your GRO Value. On the other hand, if our Guaranteed Interest Rate has decreased since the time of your contribution, the MVA will generally increase your GRO Value.

The MVA for a GRO is determined by the following formula:

    MVA = GRO Value x [(1 + A)N/12 / (1 + B + .0025)N/12 - 1], where

    A is the Guaranteed Interest Rate being credited to the GRO subject to the MVA,

    B is the current Guaranteed Interest Rate, as of the effective date of the application of the MVA, for current allocations to a GRO, the length of which is equal to the number of whole months remaining in your GRO. Subject to certain adjustments, if that remaining period isn't equal to an exact period for which we have declared a new Guaranteed Interest Rate, B will be determined by a formula that finds a value between the Guaranteed Interest Rates for GROs of the next highest and next lowest Guarantee Period.

    N is the number of whole months remaining in your GRO.

For contracts issued in certain states, the formula above will be adjusted to comply with state requirements.

If the remaining term of your GRO is 30 days or less, the MVA for your GRO will be zero. If for any reason we are no longer declaring current Guaranteed Interest Rates, then to determine B we will use the yield to maturity of United States Treasury Notes with the same remaining term as your GRO, using a formula when necessary, in place of the current Guaranteed Interest Rate or Rates.
 See Appendix B for illustrations of the MVA.

SYSTEMATIC TRANSFER OPTION
We offer a STO that provides a fixed interest rate on your contributions to the STO that is effective for the STO period selected. STOs are available for 6 months or 1 year. All STO contributions must be transferred into other Investment Options within either six months or one year of your STO contribution, depending on which STO you select. We will automatically transfer installments of $1,000 or more each. Transfers are made monthly for the 6 month STO and either monthly or quarterly for the one-year STO. The STO is available for new contributions only. You can't transfer from other Investment Options into the STO. See "Systematic Transfer Program" in Part 9 for more details on this program.

PART 4 - DEDUCTIONS AND CHARGES

MORTALITY AND EXPENSE RISK CHARGE

We deduct a daily charge equal to an annual effective rate of 1.55% of your Account Value in each of the Variable Account Options to cover mortality and expense risk and certain administrative expenses. A portion of the 1.55% pays us for assuming the mortality risk and the expense risk under the contract. The mortality risk, as used here, refers to the risk we take that annuitants, as a class of persons, will live longer than estimated and we will be required to pay out more Annuity Benefits or greater Death Benefits than anticipated. The expense risk is the risk that the actual expenses of administering and distributing the contract will exceed the reimbursement for administrative expenses. A portion of the 1.55% is used


                                    P51 - 23
to reimburse us for administrative expenses not covered by the annual administrative charge described below, including the cost of distribution of the contracts. We expect to make a profit from this fee. The mortality and expense risk charge can't be increased without your consent.

ANNUAL ADMINISTRATIVE CHARGE

We charge an annual administrative charge of $30, which is deducted on the last day of the Contract Year if your Account Value is less than $50,000 on that day. This charge is taken pro rata from your Account Value in each Investment Option. The part of the charge deducted from the Variable Account Options reduces the number of Units we credit to you. The part of the charge deducted from the Fixed Accounts is withdrawn in dollars. The annual administrative charge is pro-rated in the event of the Annuitant's death, or if you surrender the contract or select an Annuity Benefit during a Contract Year.

REDUCTION OF THE MORTALITY AND EXPENSE RISK CHARGE OR ANNUAL ADMINISTRATIVE
CHARGE

We can reduce or eliminate the mortality and expense risk charge or the annual administrative charge for individuals or groups of individuals if we anticipate expense savings. We may do this based on the size and type of the group or the amount of the contributions. We won't unlawfully discriminate against any person or group if we reduce or eliminate these charges.

PORTFOLIO CHARGES

The Variable Account Options buy shares of the corresponding Portfolios at each Portfolio's net asset value. The price of the shares reflects investment management fees and other expenses that have already been deducted from the assets of the Portfolios. The amount charged for investment management can't be increased without shareholder approval. Please refer to the Portfolio prospectuses for complete details on Portfolio expenses and related items.

WITHDRAWAL CHARGE

If you withdraw your contributions, you may be charged a withdrawal charge of up to 8%. The amount of the withdrawal charge is a percentage of each contribution and not of the Account Value. As shown below, the charge varies, depending upon the "age" of the contributions included in the withdrawal - that is, the number of years that have passed since each contribution was made.

                   ------------------------------------ ---------------------------------
                             Contribution               Charge as a percentage of the
                                 Year                       contribution withdrawn
                   ------------------------------------ ---------------------------------
                                   1                                  8%
                   ------------------------------------ ---------------------------------
                                   2                                  7%
                   ------------------------------------ ---------------------------------
                                   3                                  6%
                   ------------------------------------ ---------------------------------
                                   4                                  5%
                   ------------------------------------ ---------------------------------
                                   5                                  4%
                   ------------------------------------ ---------------------------------
                                   6                                  3%
                   ------------------------------------ ---------------------------------
                                   7                                  2%
                   ------------------------------------ ---------------------------------
                              thereafter                              0
                   ------------------------------------ ---------------------------------

The maximum of 8% would apply if the entire amount of the withdrawal consisted of contributions made during your current Contract Year. We don't deduct a withdrawal charge when you withdraw contributions made more than seven years prior to your withdrawal. The oldest contributions are treated as the first withdrawn and more recent contributions next.

Partial withdrawals up to the Free Withdrawal Amount of 10% are not subject to the withdrawal charge. Details on the Free Withdrawal Amount are in Part 5, in the section titled "Withdrawals."

We won't deduct a withdrawal charge if:

     o    we calculate the Death Benefits on the death of the Annuitant dies; or

     o you use the withdrawal to buy an immediate Annuity Benefit from us with either (i) life


                                    P51 - 24
          contingencies, or (ii) a restricted prepayment option that provides for level payments over five or more years.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

We can reduce or eliminate the withdrawal charge for individuals or a group of individuals if we anticipate expense savings. We may do this based on the size and type of the group, the amount of the contribution, or whether there is some relationship with us. Examples of these relationships would include being an employee of Integrity or an affiliate, receiving distributions or making internal transfers from other contracts we issued, or transferring amounts held under qualified plans that we, or our affiliate, sponsored. We won't unlawfully discriminate against any person or group if we reduce or eliminate the withdrawal charge.

HARDSHIP WAIVER

We may the waive withdrawal charge on full or partial withdrawal requests of $1,000 or more under a hardship circumstance. We may also waive the MVA on any amounts withdrawn from the GROs. Hardship circumstances may include the owner's
(1) confinement to a nursing home, hospital or long term care facility, (2) diagnosis of terminal illness with any medical condition that would result in death or total disability, and (3) unemployment. We can require reasonable notice and documentation including, but not limited to, a physician's certification and Determination Letter from a State Department of Labor. Some of the hardship circumstances listed above may not apply in some states, and, in other states, may not be available at all. The waivers of the withdrawal charge and MVA apply to the owner, not to the Annuitant. If there are joint owners, the waivers apply to both the owner and the joint owner.

COMMISSION ALLOWANCE AND ADDITIONAL PAYMENTS TO DISTRIBUTORS

We generally pay a commission to the sales representative equal to a maximum of 7.00% of contributions, plus up to 1.00% trail commission paid on Account Value starting in the second Contract Year. Commissions may vary due to differences between states, sales channels, sales firms and special sales initiatives.

A broker-dealer or financial institution that distributes our variable annuity contracts may receive additional compensation from us for, among other things, training, marketing or other services provided. In addition to commissions, we may pay additional promotional incentives, in the form of cash or other compensation. We may also pay a broker-dealer additional fees to ensure that firm's registered representatives have access, or preferred access, to our products.

Depending on the arrangements in place at any particular time, a broker-dealer, and the registered representatives associated with it, may have a financial incentive to recommend a particular variable annuity contract. This could be considered a conflict of interest.

Integrity has agreements with the following broker-dealer firms under which we pay varying amounts on contributions paid, but no more than 0.25%, for enhanced access to their registered representatives. The broker-dealer firms are Cadaret Grant Co, Inc. Cadaret Grant Agency, Inc., Securities America Inc., Summit Equities, National Equity Advisors, Investacorp, Inc., Central Jersey Financial, Stifel, Nicolaus and Company, Centaurus Financial, FFP Securities, Raymond James, American Portfolios, Sterne, Agee & Leach and Linsco/Private Ledger.

OPTIONAL BENEFIT CHARGES

You may purchase one of the Riders offered with this contract, which provide optional benefits for an additional cost. The additional cost of each Rider, along with complete details about the benefits, is provided in Part 6.

TRANSFER CHARGE


                                    P51 - 25

You have twelve free transfers during a Contract Year. Then we charge $20 for each additional transfer during that Contract Year. Transfers under our Dollar Cost Averaging, Customized Asset Rebalancing, or Systematic Transfer Programs described in Part 9 do not count towards the twelve free transfers and we do not charge for transfers made under these programs

TAX RESERVE

We can make a charge in the future for taxes or for reserves set aside for taxes, which will reduce the investment performance of the Variable Account Options.

STATE PREMIUM TAX

We won't deduct state premium taxes from your contributions before investing them in the Investment Options, unless required by your state law. If you elect an Annuity Benefit, we'll deduct any applicable state premium taxes from the amount available for the Annuity Benefit. State premium taxes currently range from 0 to 4%.

PART 5 - TERMS OF YOUR VARIABLE ANNUITY

YOUR CONTRIBUTIONS

     o    Minimum initial contribution          $1,000

     o    Minimum additional contribution       $  100

     o    Maximum total contribution            $1,000,000 if the Annuitant is
                                                age 75 or younger
                                                $  500,000 if the Annuitant is
                                                age 76 or older

Different contribution limits apply if you select the GMAB or GMWB. See Part 6. Contributions may also be limited by various state or federal laws or prohibited by us for all owners under the contract. If your contract is an individual retirement account (IRA), we will measure your contributions against the maximum limits for annual contributions set by federal law. Contributions will be accepted at any time up to eight years before your Retirement Date.

Your contributions are invested in the Investment Options you select. Each contribution is credited as of the date we have received both the contribution and instructions for allocation among the Investment Options in good order at our Administrative Office. Wire transfers are deemed received on the day of transmittal if credited to our account by 3 p.m. Eastern Time, otherwise they are deemed received on the next Business Day. Contributions by check sent through the mail are deemed received when they are delivered in good order to our Administrative Office.

You can change your choice of Investment Options at any time by writing to the Administrative Office. The request should indicate your contract number and the specific change, and you should sign the request. When the Administrative Office receives it, the change will be effective for any contribution that accompanies it and for all future contributions. We can also accept changes by telephone. See "Transfers" in Part 5. Different rules apply to the GMAB Investment Options and the GMWB Investment Options. See Part 6.

UNITS IN OUR SEPARATE ACCOUNT

Your investment in the Variable Account Options is used to purchase Units. On any given day, the value you have in a Variable Account Option is the number of Units credited to you in that Variable Account Option multiplied by the Unit Value. The Units of each Variable Account Option have different Unit Values.

Units are purchased when you make new contributions or transfer amounts to a Variable Account Option. Units are redeemed (sold) when you make withdrawals or transfer amounts out of a Variable Account Option into a different Investment Option. We also redeem Units to pay the Death Benefit when


                                    P51 - 26
the Annuitant dies, to make Distribution on Death of owner, to pay the annual administrative charge and to pay for certain optional benefits. The number of Units purchased or redeemed in any Variable Account Option is calculated by dividing the dollar amount of the transaction by the Variable Account Option's Unit Value, calculated as of the next close of business of the New York Stock Exchange.

The Unit Values of the Variable Account Options fluctuate with the investment performance of the corresponding Portfolios, which reflects the investment income and realized and unrealized capital gains and losses of the Portfolios, as well as the Portfolio's expenses.

HOW WE DETERMINE UNIT VALUE

We determine Unit Values for each Variable Account Option after the close of business of the New York Stock Exchange, which is normally 4 p.m. Eastern Time on each Business Day. The Unit Value of each Variable Account Option for any Business Day is equal to the Unit Value for the previous Business Day, multiplied by the net investment factor for that Variable Account Option on the current Business Day. We determine a net investment factor for each Variable Account Option as follows:

     o First, we take the value of the Portfolio shares which belong to the corresponding Variable Account Option at the close of business that day. For this purpose, we use the share value reported to us by the Portfolios.

     o Next, we add any dividends or capital gains distributions by the Portfolio on that day.

     o Then we charge or credit for any taxes or amounts set aside as a reserve for taxes.

     o Then we divide this amount by the value of the Portfolio shares which belong to the corresponding Variable Account Option at the close of business on the last day that a Unit Value was determined.

     o Finally, we subtract the mortality and expense risk charge for each calendar day since the last day that a Unit Value was determined (for example, a Monday calculation will include charges for Saturday and Sunday). The daily charge is an amount equal to an annual effective rate of 1.55%, or 2.15% if you have purchased the GMAB Rider.

Generally, this means that we adjust Unit Values to reflect the investment experience of the Portfolios and for the mortality and expense risk charge and a GMAB Rider charge, if elected.

TRANSFERS

You may transfer all or any part of your Account Value among the Variable Account Options and the GROs, subject to our transfer restrictions:

     o The amount transferred must be at least $100 or, if less, the entire amount in the Investment Option.

     o Transfers into to a GRO must be to a newly elected GRO (that is, to a GRO you haven't already purchased) at the then-current Guaranteed Interest Rate.

     o Transfers into the GMAB Investment Options, GMWB Investment Options or the STO are not permitted.

     o Transfers out of a GRO more than 30 days before the end of the Guarantee period are subject to an MVA. See Part 3.

     o Transfers out of the GMAB are not permitted for the first seven years after each contribution into the GMAB. See Part 6.

     o    Transfers out of the GMWB Investment Options are restricted. See Part
          6.

COST OF TRANSFER
You have twelve free transfers during a Contract Year. Then we charge $20 for each additional transfer during that Contract Year. Transfers under our Dollar Cost Averaging, Customized Asset Rebalancing,


                                    P51 - 27
or Systematic Transfer Programs described in Part 9 do not count towards the twelve free transfers and we do not charge for transfers made under these programs

HOW TO TRANSFER

You may request a transfer by writing to our Administrative Office at the address in the Glossary. Each request for a transfer must specify:

     o    the contract number

     o    the amounts to be transferred, and

     o the Investment Options to and from which the amounts are to be transferred.

Transfers may also be arranged through our telephone transfer service using your personal identifiers. We'll honor telephone transfer instructions from any person who provides correct identifying information. We aren't responsible for fraudulent telephone transfers we believe to be genuine according to these procedures. Accordingly, you bear the risk of loss if unauthorized persons make transfers on your behalf.

Telephone transfers may be requested from 9:00 a.m. - 5:00 p.m., Eastern Time, on any day we're open for business. If we receive your transfer request before 4:00 p.m. Eastern Time on a Business Day, you will receive the Unit Values for the Variable Account Options as of the close of business on the day you call. Transfer requests for Variable Account Options received by us at or after 4:00 p.m. Eastern Time (or the close of the New York Stock Exchange, if earlier) on a Business Day or on a day other than a Business Day, will be processed using Unit Values as of the close of business on the next Business Day after the day you call. All transfers will be confirmed in writing.

A transfer request doesn't change the allocation of current or future contributions among the Investment Options. Different rules apply to the GMWB Investment Options. See Part 6.

EXCESSIVE TRADING

We reserve the right to limit the number of transfers in any Contract Year or to refuse any transfer request for an owner or certain owners if: (a) we believe in our sole discretion that excessive trading or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the Portfolios; or (b) we are informed by one or more of the Portfolios that the purchase or redemption of shares is to be restricted because of excessive trading, or that a specific transfer or group of transfers is expected to have a detrimental effect on share prices of affected Portfolios.

We reserve the right to modify these restrictions or to adopt new restrictions at any time and in our sole discretion.

We will notify you or your designated representative if your requested transfer is not made. Current SEC rules preclude us from processing your request at a later date if it is not made when initially requested. ACCORDINGLY, YOU WILL NEED TO SUBMIT A NEW TRANSFER REQUEST IN ORDER TO MAKE A TRANSFER THAT WAS NOT MADE BECAUSE OF THESE LIMITATIONS.

SPECIFIC NOTICE REGARDING THE USE OF THIS ANNUITY FOR MARKET TIMING OR FREQUENT TRADING

This contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Any individual or legal entity that intends to engage in stale price arbitrage, utilize market timing practices or make frequent transfers to take advantage of inefficiencies in mutual fund pricing or for any other reason should not purchase this contract. These abusive or disruptive transfers can have an adverse impact on management of a Portfolio, increase Portfolio expenses and affect Portfolio performance.

The following policies for transfers between Investment Options are designed to protect contract owners from frequent trading activity. However, we may not be able to detect all frequent trading, and we may not be able to prevent transfers by those we do detect. As detecting frequent trading and preventing its recurrence is, in many circumstances, a reactive response to improper trading, we cannot guarantee,


                                    P51 - 28
despite our policies and procedures, that we will detect all frequent trading in our contracts, prevent all frequent trading and prevent all harm caused by frequent trading.

1. Prohibited Transfers. Under normal market conditions, we will refuse to honor, unless made by first class U.S. mail:

     o a transfer request into an International or High Yield Variable Account Option (as defined by us) if, within the preceding five Business Days, there was a transfer out of the same Variable Account Option;

     o a transfer request out of an International or High Yield Variable Account Option if, within the preceding five Business Days, there was a purchase or transfer into the same Variable Account Option.

2. Allowable Transfers Accompanying A Prohibited Transfer. We cannot honor an otherwise allowable transfer request if it is made at the same time or accompanies a request for a Prohibited Transfer.

3.   Notification. We will notify you if your requested transfer is not made.

4. Revocation of Same-Day Transfer Privileges. Contract owners (or agents acting on their behalf) who engage in market timing, as determined by us in our sole discretion, will have their same-day transfer privileges revoked immediately.

     o If your same-day transfer privileges are revoked, you will be required to submit all future transfer requests by U.S. mail or overnight delivery service. Transfer requests made by telephone or the Internet or sent by fax, same-day mail or courier service will not be accepted.

     o In addition, if you wish to cancel a transfer request, your cancellation request must also be in writing and received by U.S. Mail or overnight delivery service. The cancellation request will be processed as of the day it is received.

5. 20 Investment Option Transfers Permitted. You may submit 20 Investment Option transfers each Contract Year for each contract by U.S. Mail, Internet, telephone request, or fax.

     o All requests for transfers among your Investment Options in excess of 20 per Contract Year must be submitted by regular U.S. mail or overnight mail. Transfer requests made by telephone or the Internet or sent by fax, same day mail or courier service will not be accepted, and Internet trading privileges will be suspended. If you want to cancel a written Investment Option transfer, you must also cancel it in writing by U.S Mail or overnight delivery service. We will process the cancellation request as of the day we receive it.

     o Upon reaching your next Contract Anniversary, you will again be provided with 20 Investment Option transfers. Investment Option transfers are non-cumulative and may not be carried over from year to year.

     o Transfers made under our Dollar Cost Averaging Program, Systematic Transfer Option Program, Customized Asset Rebalancing Program, or other related programs we may offer are not counted toward the 20 Investment Option transfer limitation. If we determine in our sole discretion that you are manipulating these or similar programs to circumvent our transfer policies, however, we may take any action that we deem appropriate to stop this activity. This could include (but is not limited to) revoking your same-day transfer privileges or your ability to utilize these programs.

Conformity with these policies does not necessarily mean that trading will not be deemed to constitute market timing. If it is determined, in our sole discretion, that a contract owner is attempting to engage in improper trading, we reserve the right to revoke their same-day transfer privileges. We will also take into consideration any information and data provided to us by the Portfolios' investment advisors regarding


                                    P51 - 29
improper trading. If we are notified by a Portfolio's investment advisor that the frequency or size of trades by an individual or group of individuals is disruptive to the management of the Portfolio, and the investment advisor asks us to restrict further trading in that Portfolio by the individual or group, we will comply with that request promptly. We will impose the Portfolio's investment advisor's restriction even if the transactions otherwise conform to our policies. We do not grant waivers of these policies to particular investors or classes of investors.

We may modify these restrictions at any time in our sole discretion.

WITHDRAWALS

You may make withdrawals as often as you wish. Each withdrawal must be at least $100. The withdrawal will be taken from your Investment Options, pro rata, in the same proportion their value bears to your total Account Value. For example, if your Account Value is divided in equal 25% shares among four Investment Options, when you make a withdrawal, 25% of the Account Value will come from each of your four Investment Options. You can tell us if you want your withdrawal handled differently.

For partial withdrawals, the total amount deducted from your Account Value will include the withdrawal amount requested, plus or minus any MVA that may apply, and any withdrawal charges that apply, so that the net amount you receive will be the amount you requested, less any applicable tax withholding.

During the first seven years after each contribution, there is a withdrawal charge for any withdrawals other than your Free Withdrawal Amount. See Part 4, section titled "Withdrawal Charge" for details. This charge is in addition to any MVAs made to early withdrawals from your GROs. When you make a partial withdrawal, the total amount deducted from your Account Value will include the withdrawal amount requested plus any withdrawal charges and plus or minus any MVAs. The total amount that you receive will be the total amount that you requested, less any applicable tax withholding.

The Free Withdrawal Amount is the greater of:

     o 10% of your Account Value at the time you make your first withdrawal request during a Contract Year; or

     o    10% of your Account Value at your most recent Contract Anniversary.

During your first Contract Year, the Free Withdrawal Amount is 10% of your initial contribution received on the Contract Date.

You may take your Free Withdrawal Amount each Contract Year without a withdrawal charge or MVA. If you don't take the Free Withdrawal Amount in any one Contract Year, you can't add it to the next year's Free Withdrawal Amount. If you completely surrender the contract, withdrawal charges on your contributions will not be reduced by your Free Withdrawal Amount.

Most of the withdrawals you make before you are 59 1/2 years old are subject to a 10% federal tax penalty. If your contract is part of a tax-favored retirement plan, the plan may limit your withdrawals. See Part 8.

Your financial professional or a third party may offer you asset allocation or investment advisory services for your contract. Fees you pay for such investment advisory services are in addition to any contract charges. If you want to pay for such services from your Account Value, you must complete a form authorizing us to pay the amount requested by the third party from your Account Value. These payments are withdrawals from your Account Value. We will withdraw the requested payment according to the third party's instructions (including instructions about which Investment Options to withdraw the fee from) and send you a confirmation of the transaction. We will not verify the accuracy of the amount being requested.

Additional restrictions apply to withdrawals from the GMAB Investment Options and the GMWB Investment Options. See Part 6.

ASSIGNMENTS


                                    P51 - 30

We do not allow partial or collateral assignment of your contract.

DEATH BENEFIT PAID ON DEATH OF ANNUITANT

Unlike some other variable annuities, our contract pays the Death Benefit upon the Annuitant's death, rather than upon the owner's death. You name the Annuitant's beneficiary (or beneficiaries). We will pay a Death Benefit to the Annuitant's surviving beneficiary if:

     o    the Annuitant dies before the Retirement Date; and

     o    there is no contingent Annuitant.

If an Annuitant's beneficiary doesn't survive the Annuitant, then the Death Benefit is generally paid to the Annuitant's estate.

A Death Benefit won't be paid after the Annuitant's death if there is a contingent Annuitant. In that case, the contingent Annuitant becomes the new Annuitant under the contract. The Annuitant and any contingent Annuitants may not be changed once the contract has been issued.

The Death Benefit varies depending on the Annuitant's age on the Contract Date. For contracts where the Annuitant's age on the Contract Date is up to and including age 85, the Death Benefit will be the greatest of:

     o highest Account Value on any Contract Anniversary before Annuitant's age 81, plus any subsequent contributions received after that Contract Anniversary, minus an adjustment for any subsequent withdrawals received after that Contract Anniversary; or

     o    total contributions, minus an adjustment for withdrawals; or

     o your current Account Value on the Business Day we receive due proof of death and the beneficiary's election in good order.

For contracts where the Annuitant's age on the Contract Date is 86 or older the Death Benefit is:

     o your current Account Value on the Business Day we receive due proof of death and the beneficiary's election in good order.

The Death Benefit can be paid in a lump sum or as an annuity. You may select either option. If you have not selected an option before the Annuitant dies, the Annuitant's beneficiary may select either option at the Annuitant's death. However, a beneficiary that is not a natural person automatically receives a lump sum distribution.

If you take withdrawals from the Account Value the Death Benefit will be reduced proportionally. We'll also adjust the Death Benefit for any applicable charges.

DISTRIBUTION ON DEATH OF OWNER

When you, as owner, die before the Retirement Date, your entire interest in this contract is required to be distributed to the owner's beneficiary within five years. However, any interest that is payable to the owner's beneficiary may be payable over the life of that beneficiary or over a period not extending beyond the life expectancy of that beneficiary, as long as distributions begin within one year after the owner's death. This distribution is required by Section 72(s) of the Code.

You name the owner's beneficiary (or beneficiaries). We will pay the owner's surviving beneficiary the Distribution on Death. If an owner's beneficiary doesn't survive the owner, then the Distribution on Death of the owner is generally paid to the owner's estate.


                                    P51 - 31

If there are joint owners, the first death of one of the joint owners will be treated as the death of both owners, and a Distribution on Death to the owners' beneficiary will be required.

If you, as owner, die on or after the Retirement Date and before the entire interest in the contract has been distributed, then the rest of the annuity must be distributed to the owner's beneficiary at least as quickly as the method in effect when you died.

If the owner's sole beneficiary is the owner's spouse, the contract (along with its deferred tax status) may be continued in the spouse's name as the owner.

You may change any beneficiary by sending the appropriate form in good order to the Administrative Office. We reserve the right to limit the number of beneficiaries you can name at one time. Please consult your financial professional and tax advisor in order to properly identify your beneficiaries so that the Death Benefit is paid to the intended beneficiary, and to structure your contract so that spousal continuation can occur, if that is your intention.

SPOUSAL CONTINUATION

If you (as owner) die, the Code allows your surviving spouse to continue the annuity contract, along with its tax-deferred status, so long as your spouse is your sole owner's beneficiary.

This contract also provides an enhanced type of spousal continuation if you have structured your contract as follows:

     o    you are the sole owner and Annuitant;

     o    no contingent Annuitant is named; and

     o your spouse is the owner's sole beneficiary and the Annuitant's sole beneficiary.

Under this enhanced spousal continuation, we will increase the continued contract's Account Value to the same amount that would have been paid to the surviving spouse had they taken a lump sum distribution. This increase will be added to the Fixed and Variable Account Options you have selected on a pro-rata basis. For example, if the Account Value at death was $100,000, but we would have paid out a Death Benefit of $115,000, the surviving spouse's contract will continue with a $115,000 Account Value. The surviving spouse continues the contract with its tax deferred earnings and may exercise all rights and privileges under the contract. When the surviving spouse dies, the Death Benefit will be paid to the surviving spouse's beneficiary.

Under this enhanced spousal continuation, we may also waive any withdrawal charges applicable to full or partial withdrawals made after the spousal continuation is elected. But the MVA will apply. Also, certain Investment Options or administrative programs may not be available on the continued contract. We reserve the right at any time to make changes to continued contracts that are permitted by law.

DEATH CLAIMS

A death claim will be effective on the Business Day we receive due proof of death of either the owner or Annuitant. This means we have received an original certified death certificate and company death claim paperwork that is in good order. During the period from the date of death until we receive all required paperwork in good order, the Account Value will remain invested in the Investment Options you chose, will continue to reflect the investment performance of any Variable Account Options during this period and will be subject to market fluctuations. Fees and expenses will continue to apply. If there are multiple beneficiaries, after one beneficiary submits death claim paperwork, the Death Benefit or Distribution on Death of owner will be calculated and the first beneficiary will receive payment according to his election.

RETIREMENT DATE AND ANNUITY BENEFIT

Your Annuity Benefit under this contract is calculated as of the Retirement Date you select. You can change the Retirement Date to a date no later than the last Annuitant's 100th birthday (Maximum


                                    P51 - 32

Retirement Date) by writing to the Administrative Office any time before the Maximum Retirement Date. Contract terms that apply to the various retirement programs, along with the federal tax laws and state insurance laws, establish certain minimum and maximum retirement ages. If your contract is a qualified retirement plan (including an IRA or TSA), distributions may continue beyond the Maximum Retirement Date.

Upon your Retirement Date, you may elect to receive a lump sum of your Surrender Value, or you may elect an Annuity Benefit. The amount applied toward the purchase of an Annuity Benefit will be the Adjusted Account Value, less any pro-rata annual administrative charge, except that the Surrender Value will be the amount applied if the Annuity Benefit does not have a life contingency and either (i) the term is less than five years, or (ii) the annuity can be changed to a lump sum payment without a withdrawal charge.

An Annuity Benefit can provide for fixed payments, which may be made monthly, quarterly, semi-annually or annually. You can't change or redeem the annuity once payments have begun. For any annuity, the minimum initial payment must be at least $100 monthly.

We currently offer the following types of annuities, funded through our General
Account:

     o Life and ten years certain annuity, which provides a fixed life income annuity with 10 years of payments guaranteed.

     o Period certain annuity, which provides for fixed payments for a fixed period. The amount is determined by the period you select when you select the type of annuity you want. If the Annuitant dies before the end of the period selected, the Annuitant's beneficiary will receive the remaining periodic payments.

     o Period certain life annuity, which provides for fixed payments for at least the period selected and after that for the life of the Annuitant or the lives of the Annuitant and any joint Annuitant under a joint and survivor annuity. If the Annuitant (or the Annuitant and the joint Annuitant under a joint and survivor annuity) dies before the period selected ends, the remaining payments will go to the Annuitant's beneficiary.

     o Life income annuity, which provides fixed payments for the life of the Annuitant, or until the Annuitant and joint Annuitant both die under a joint and survivor annuity.

If you haven't already selected a form of Annuity Benefit, within six months prior to your Retirement Date, we'll send you a notice form. You can tell us on the form the type of annuity you want or confirm to us that you want the normal form of annuity, which is the life and ten years certain annuity. However, if we don't receive a completed form from you on or before your Retirement Date, we'll extend the Retirement Date, subject to the limitations imposed by federal or state law, until we receive your written instructions at our Administrative Office. During this extension, the values under your contract in the various Investment Options will remain invested in those options and amounts remaining in Variable Account Options will continue to be subject to the associated investment risks.

ANNUITY PAYMENTS

Fixed annuity payments won't change and are based upon annuity rates provided in your contract. The size of payments will depend on the form of annuity that was chosen and, in the case of a life income annuity, on the Annuitant's age and gender (except under most tax-favored retirement programs, and under certain state laws, where gender-neutral rates apply). If our annuity rates then in effect would yield a larger payment, those rates will apply instead of the contract rates.

If the age or gender of an Annuitant has been misstated, any benefits will be those that would have been purchased at the correct age and gender. Any overpayments or underpayments made by us will be charged or credited with interest at the rate required by your state. If we have made overpayments because of incorrect information about age or gender, we'll deduct the overpayment from the next payment or payments due. We add underpayments to the next payment.

TIMING OF PAYMENT


                                    P51 - 33

We normally apply your Adjusted Account Value to the purchase of an annuity, or send you partial or total withdrawals, within seven days after receipt of the required form at our Administrative Office. We can defer our action as to Account Value allocated to the Variable Account Options, however, for any period during which:

(1)  the New York Stock Exchange has been closed or trading on it is restricted;

(2) an emergency exists as determined by the SEC so that disposal of securities isn't reasonably practicable or it isn't reasonably practicable for the Separate Account fairly to determine the value of its net assets; or

(3) the SEC, by order, permits us to defer action in order to protect persons with interests in the Separate Account.

HOW YOU MAKE REQUESTS AND GIVE INSTRUCTIONS

When you write to our Administrative Office, use the address listed in the Glossary of this prospectus. We can't honor your requests unless they are in proper and complete form. Whenever possible, use one of our printed forms, which may be obtained from our Administrative Office.

PART 6 - OPTIONAL BENEFITS

You may purchase one of the Riders offered with this contract, which provide optional benefits for an additional cost. The Riders may only be elected at the time of application and will replace or supplement the standard contract benefits. Charges for the optional benefit Riders are in addition to the standard contract charges. Be sure you understand the charges. Carefully consider whether you need the benefit and whether it is appropriate for your particular circumstances. Also consider whether you can buy the benefit more cheaply as part of the variable annuity or with a separate contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER

The GMAB, which we call the "Guarantee Return Plus" in our marketing material, is an optional benefit Rider that you may purchase for an additional fee. The GMAB Rider guarantees the future value of amounts contributed to a GMAB Investment Option for a specified accumulation period.

OVERVIEW OF THE BENEFIT AND INVESTMENT OPTIONS
We currently offer a ten-year accumulation period in three Investment Options, designated as "GMAB Investment Options." You may select only one of the three GMAB Investment Options. We provide a guarantee minimum value for each contribution to a GMAB Investment Option as shown in the table below:

          ----------------------------------------------------- ------------------------------------------
                         GMAB INVESTMENT OPTION                  GUARANTEED MINIMUM VALUE AT THE END OF
                                                                                10 YEARS
          ----------------------------------------------------- ------------------------------------------
                 Touchstone VST Conservative ETF Fund,
                             Service Class                                        125%
          ----------------------------------------------------- ------------------------------------------
                   Touchstone VST Moderate ETF Fund,
                             Service Class                                        115%
          ----------------------------------------------------- ------------------------------------------
                  Touchstone VST Aggressive ETF Fund,
                             Service Class                                        100%
          ----------------------------------------------------- ------------------------------------------

We guarantee that the minimum value of each contribution to your GMAB Investment Option, at the end of its ten-year accumulation period, will be at least the percentage of the contribution amount indicated in the table above, adjusted for partial withdrawals and costs.


                                    P51 - 34

At the end of the ten-year accumulation period:

>> If the accumulated value of a contribution to your GMAB Investment Option is greater than the guaranteed minimum value due to market performance, you will receive the accumulated value.

>> If the accumulated value of a contribution to your GMAB Investment Option is less than the guaranteed minimum value due to market performance, we will increase the accumulated value of that contribution to equal the guaranteed minimum value.

RIDER FEE
We will assess the cost of the GMAB Rider by deducting an additional daily charge equal to an annual effective rate of 0.60% from the amount invested in your GMAB Investment Option. Therefore, the total daily charge deducted from your GMAB Investment Option (including the mortality and expense risk charge) will be an annual effective rate of 2.15%.

CONTRIBUTION LIMITS
Your initial contribution to a GMAB Investment Option must be at least $10,000. Each additional contribution must be at least $1,000 and must be made to the same GMAB Investment Option. We reserve the right to revise the minimum contribution amounts and to limit the maximum total contribution you may make to your GMAB Investment Option.

WITHDRAWALS AND TRANSFERS

o In years 1-7 of the accumulation period for each contribution, you may withdraw some or all of your contribution to the GMAB Investment Option or surrender your contract entirely. In either case, a withdrawal charge will apply. See Part 4.

o In years 8-10 of the accumulation period for each contribution, you may withdraw some or all of your contribution to a GMAB Investment Option, surrender your contract entirely or transfer funds from the GMAB Investment Options to other available Investment Options.

Partial withdrawals at any time before the end of the 10-year accumulation period from will reduce the guaranteed minimum value of your GMAB Investment Option on a proportional basis. For Example:

     o You contribute $100,000 to the Touchstone VST Moderate ETF Fund, which has a guaranteed minimum value of $115,000 at the end of the 10-year accumulation period.

     o In year 8, the accumulated value of the contribution is $90,000 and you request a $10,000 withdrawal.

     o    The withdrawal reduces the accumulated value by 11.11%
          ($10,000/$90,000)

     o Therefore the guaranteed minimum value of $115,000 is also reduced by 11.11%, which is $12,777.

Because the guaranteed minimum value in this example is greater than the accumulated value, the guaranteed minimum value is decrease by a larger dollar amount than the partial withdrawal amount. If the guaranteed minimum value was less than the accumulated value at the time of the withdrawal, the guaranteed minimum value would be decreased by a smaller dollar amount than the partial withdrawal amount.

If you withdrawal (or transfer in years 8-10) all of a contribution to your GMAB Investment Option before the end of a 10-year accumulation period for that contribution (or surrender your contract entirely), the value of that contribution will be its current accumulated value with no guaranteed minimum value, reduced by prior partial withdrawals, withdrawal charges and costs. Also, if the Annuitant dies and a death benefit is calculated, the value of a contribution to a GMAB Investment Option will be its current accumulated value with no guaranteed minimum value.


                                    P51 - 35

At the end of a 10-year accumulation period for each contribution, you may transfer that amount to any Fixed Account or Variable Account Option then available. We will notify you at least 45 days before the end of the accumulation period for each contribution to your GMAB Investment Option. If we do not receive your instructions prior to the end of the ten-year accumulation period, the amount will be transferred to the Touchstone VST ETF Fund, without the GMAB benefit or the fee.

Partial Withdrawals from your Account Value taken pro-rata among your Investment Options will include your GMAB Investment Options and will reduce the guaranteed minimum value of your GMAB Investment Option on a proportional basis, unless you specify that your withdrawal should be taken from certain Investment Options.

Withdrawals from your GMAB Investment Option will be taken first from the earliest contributions you made to your GMAB Investment Option, then from the next contribution and so on (first-in-first-out.) We reserve the right to require a minimum balance in the GMAB Investment Option.

The GMAB Investment Option is not available if the accumulation period ends on a date later than either the Retirement Date or in the Contract Year in which the Annuitant attains age 100.

The GMAB Rider will terminate on the earliest of the following:

     o the owner's beneficiary succeeds as the owner of the contract, unless the owner's beneficiary is the owner's spouse and elects to continue the contract in lieu of taking a distribution of the Surrender Value;

     o    a Death Benefit is calculated under the contract;

     o    you transfer ownership of the contract;

     o    you elect an Annuity Benefit under the contract;

     o    the contract terminates.

If the GMAB is selected, the EEB and the GMWB are not available.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER

The GMWB, which we refer to as the "Guaranteed Lifetime Income Advantage" in our marketing material, is an optional benefit Rider, which you may purchase for an additional fee. The GMWB Rider guarantees that you can withdraw a certain amount each Contract Year as long as the Rider is in effect and you limit your withdrawals to the amount available under the Rider. If you withdraw more than the amount available under the Rider, your guaranteed values will usually decrease. Once you purchase this Rider, you cannot voluntarily terminate or cancel it for 10 years. A description of the guarantees, limits and fees associated with the GMWB Rider are described in this section.

DEFINITIONS
In addition to the definitions located in the Glossary at the beginning of this prospectus, we use the following terms to describe how the GMWB Rider works:

Annual Processing Date is the close of business on the day before a Contract Anniversary. If the Annual Processing Date is not a Business Day, we will use the values from the next Business Day for all calculations occurring on the Annual Processing Date. If a Withdrawal is taken on an Annual Processing Date, we will process the Withdrawal first. Then we will deduct the Rider fee and the Annual Administrative Charge, if applicable. See Part 4. After deduction of the fees, we will apply a Bonus, if any, and then determine whether to Step-Up the Guaranteed Withdrawal Balance.

Bonus is an increase in the Guaranteed Withdrawal Balance on an Annual Processing Date during the Bonus period if you have taken no withdrawals during that Contract Year.

GMWB Investment Option Portfolios are the Portfolios available within the GMWB Investment Options.


                                    P51 - 36

Guaranteed Annual Withdrawal Amount (GAWA) is the amount we guarantee to be available for Withdrawal each Contract Year until the Guaranteed Withdrawal Balance is depleted. The initial GAWA is set at 5% of the initial Guaranteed Withdrawal Balance.

Guaranteed Payment Phase begins when the Account Value of your contract is zero but either the Guaranteed Withdrawal Balance or the Lifetime Payout Amount is more than zero.

Guaranteed Withdrawal Balance (GWB) is the total amount we guarantee to be available for withdrawals while the Rider is in effect. The initial GWB is equal to your initial contribution. The maximum GWB permitted at any time is $x million.

Lifetime Payout Amount (LPA) is the amount we guarantee to be available for withdrawal each Contract Year during the life of the primary Annuitant, once that amount is determined. We determine the initial LPA on the Annual Processing Date prior to the Contract Anniversary on or after which the primary Annuitant reaches age 65. If the primary Annuitant is already age 65 when you purchase the Rider, the LPA is determined on the Contract Date. The initial LPA is set at 5% of the GWB.

Reset is a reduction in the GWB, which may occur any time you withdraw more than your GAWA during a Contract Year.

Step-Up is an increase in the GWB to equal the Account Value if the Account Value is greater than the GWB on an Annual Processing Date.

Withdrawal, for purposes of the GMWB, means the amount withdrawn plus income taxes that we withhold from the amount withdrawn, but does not include any applicable Withdrawal Charge. A Withdrawal Charge may still be deducted from your Account Value. See "Withdrawal Charge" in Part 4 and the "Other Important Facts About Withdrawals" section below.

OVERVIEW OF THE GMWB RIDER
If you elect the GMWB Rider, we will separately track two values: the Account Value under your contract and the GWB under your GMWB Rider. Market performance, contributions and Withdrawals affect both values, but in different ways.

Market Performance
Your Account Value increases or decreases daily due to the performance of the GMWB Investment Option Portfolios you choose. In contrast, the GWB is affected by market performance only when we apply a Step-Up or Reset.

>> If the value of your GMWB Investment Option Portfolios increases due to market performance, your GWB may increase when we apply a Step-Up.

>> If the value of your GMWB Investment Option Portfolios decreases due to market performance, your GWB may decrease if we apply a Reset.

Contributions and Withdrawals
Your contributions increase both your Account Value and your GWB dollar-for-dollar. Withdrawals decrease your Account Value dollar-for-dollar. However, the effect of Withdrawals on your GWB can be significantly greater than dollar-for-dollar depending on the amounts you withdraw in each Contract Year. See the section below titled "Effect of Withdrawals and Reset."

GMWB FEE

We charge a fee for the GMWB Rider of 0.60% on each Annual Processing Date while the GMWB is in effect. The 0.60% fee is multiplied by the Adjusted GWB. The Adjusted GWB is the GWB at the end of the prior Annual Processing Date, plus any additional contributions you made during the current Contract Year. We will deduct the fee from your GMWB Investment Option Portfolios in the same proportion that the value of each of the Portfolios bears to the Account Value (pro-rata). If the GMWB Rider terminates on any day other than an Annual Processing Date, we will charge a proportional share of the fee for the



                                    P51 - 37
part of the Contract Year the Rider was in effect. We do not deduct the fee during the Guaranteed Payment Phase. This fee decreases your Account Value dollar-for-dollar, but does not decrease your GWB.

We reserve the right to increase the annual GMWB Rider fee up to 1.20%. If we do increase the fee, we will give you prior written notice of the increase and an opportunity to reject the increase. If you reject the increase by giving us written notice, your fee will remain at the then-current rate, but you will not receive any Step-Ups that would otherwise take place after the effective date of the Rider fee increase. Your decision to reject an increase is permanent and once an increase is rejected, you will not receive additional Step-Ups. If you do not reject the increase in writing, the annual fee for your GMWB Rider will increase and you will continue to receive Step-Ups under the terms of the Rider. We may implement more than one Rider fee increase, up to the maximum annual fee of 1.20%. Once you have rejected a fee increase, you will no longer be eligible to receive notice of or accept additional fee increases.

RESET AND THE EFFECT OF WITHDRAWALS ON YOUR GWB AND GAWA
Each time you make a Withdrawal, we decrease the GWB. As long as your total Withdrawals in any Contract Year are less than or equal to the GAWA, we will simply decrease the GWB dollar-for-dollar.

However, once your total Withdrawals during a Contract Year are more than the GAWA, we will lower or "Reset" the GWB to equal the Account Value, if your Account Value is less than the GWB. Then, each time you take an additional Withdrawal during that Contract Year, if your Account Value is less than the GWB immediately after each Withdrawal, we will again Reset the GWB to equal the Account Value. THIS RESET CAN HAVE A SIGNIFICANT NEGATIVE EFFECT ON YOUR GWB AND GAWA, ESPECIALLY IN A DECLINING MARKET.

Each time we Reset the GWB, we also recalculate the GAWA. The new GAWA will be the lesser of:

     o    the GAWA before the Withdrawal; or

     o    5% of the Account Value after the Withdrawal.

IF YOU WITHDRAW MORE THAN YOUR GAWA IN ANY CONTRACT YEAR, YOU MAY REDUCE OR ELIMINATE YOUR GUARANTEED VALUES.

Effect of Withdrawals on Your LPA
After we determine the LPA, if you limit your Withdrawals in each Contract Year to the LPA, you may continue to receive the LPA even if your Account Value reduces to zero as long as the primary Annuitant is alive and the GMWB Rider is in effect. See the section below titled "Guaranteed Payment Phase."

However, once your total Withdrawals during a Contract Year are more than the LPA, we will recalculate the LPA. The new LPA will be the lesser of:

     o    the LPA before the Withdrawal; or

     o    5% of the Account Value after the Withdrawal.

If you take any Withdrawals before we determine the LPA, the initial amount of the LPA may be less than the GAWA. IF YOU WITHDRAW MORE THAN YOUR LPA IN ANY CONTRACT YEAR, YOU MAY REDUCE OR ELIMINATE YOUR GUARANTEED VALUES.

Other Important Facts About Withdrawals:

>> The GAWA is not cumulative. If you withdraw less than the GAWA in any Contract Year, you cannot carry over or add the remaining GAWA to Withdrawals made in future years.

>>   If you withdraw more than your Free Withdrawal Amount (10% in any Contract
     Year) a Withdrawal Charge may apply, even if the Withdrawal amount is less than your GAWA or LPA. A Withdrawal charge applies to each contribution for the first 7 years after you make a contribution. See Part 4, "Withdrawal Charge" and Part 5, "Withdrawals." The Withdrawal Charge is deducted from your Account Value, but not from your GWB.


                                    P51 - 38

>> Withdrawals will be taken pro-rata from your GMWB Investment Option Portfolios. You cannot make a Withdrawal from specific Portfolios.

>> If you take Withdrawals under our Required Minimum Distribution program (see "Required Minimum Distributions" below), we will not Reset the GWB, or recalculate the GAWA and/or the LPA, even where a Withdrawal exceeds the GAWA and/or LPA for a Contract Year.

>> The taxable portion of your Withdrawals is taxed as ordinary income. You may be subject to a 10% tax penalty if you are under 59 1/2 at the time of the Withdrawal.

>> Since the benefit of the GMWB Rider is accessed through Withdrawals, the GMWB Rider may not be appropriate if you do not expect to take Withdrawals while this Rider is in effect. YOU SHOULD CONSULT WITH YOUR FINANCIAL ADVISOR BEFORE PURCHASING THIS RIDER.

BONUS
We will increase your GWB if you make no Withdrawals in a Contract Year during the GMWB Bonus period. The GMWB Bonus period is the lesser of: o the first 10 Contract Years; or o each Contract Year up to and including the Contract Year in which the primary Annuitant reaches age 80.

The Bonus amount is 5% of the sum of all contributions minus 5% of the sum of all Withdrawals. We calculate and apply the Bonus on the Annual Processing Date before any Step-Up that may be applied.

Each time we apply a Bonus to the GWB, we will recalculate the GAWA. The new GAWA will be the greater of:

     o    the GAWA before the Bonus; or

     o    5% of the GWB after the Bonus.

Each time we apply a Bonus to the GWB after the LPA has been determined, we will recalculate the LPA. The new LPA will be the greater of: o the LPA before the Bonus; or o 5% of the GWB after the Bonus.

STEP-UP
Your GWB may increase due to favorable market performance. On each Annual Processing Date up to and including the 30th Annual Processing Date as long as the GMWB Rider is in effect, we will compare your Account Value to your GWB. If your Account Value is greater than the GWB, we will increase or "step up" the GWB to equal the Account Value, up to the maximum GWB of $x million.

Each time we apply a Step-Up, we will recalculate the GAWA. The new GAWA will be the greater of:

     o    the GAWA before the Step-Up; or

     o    5% of the GWB after the Step-Up.

Each time we apply a Step-Up after the LPA has been determined, we will recalculate the LPA. The new LPA will be the greater of: o the LPA before the Step-Up; or o 5% of the GWB after the Step-Up.

ADDITIONAL CONTRIBUTIONS

Your GWB will increase dollar-for-dollar by the amount of any additional contribution, up to the maximum GWB of $5 million.


Each time you make an additional contribution, we will recalculate the GAWA. The new GAWA will be the lesser of:

     o the GAWA before the additional contribution, plus 5% of the additional contribution; or


                                    P51 - 39

     o    5% of the GWB after the additional contribution.

Each time you make an additional contribution after the LPA has been determined, we will recalculate the LPA. The new LPA will be the lesser of:

     o the LPA before the additional contribution, plus 5% of the additional contribution; or

     o    5% of the GWB after the additional contribution.

Contribution Limits

Your initial contribution must be at least $25,000 and each additional contribution must be at least $1,000. Your initial contribution cannot be more than $1 million. Each additional contribution cannot be more than any amount that would cause the total additional contributions in that Contract Year to be greater than $100,000, or would cause the Account Value to exceed $5 million.


We reserve the right to refuse to accept additional contributions at any time after the first Contract Anniversary to the extent permitted in the state we issue your contract, and subject to the requirements of tax qualified retirement plans, including IRAs. If we refuse to accept additional contributions, we will do so on a nondiscriminatory basis. You cannot make additional contributions during the Guaranteed Payment Phase.

GMWB INVESTMENT OPTIONS
If you elect to purchase the GMWB Rider, you must invest 100% of your Account Value at all times in ONLY ONE of the three GMWB Investment Options described below.

GMWB INVESTMENT OPTION 1 - You may invest 100% in the three GMWB Investment Option Portfolios listed below. You may select one or more of the three Portfolios, as long as your allocations add up to 100% and do not exceed the percentage indicated for any particular Portfolio.


Touchstone VST               Touchstone VST             Touchstone VST
Conservative ETF Portfolio   Moderate ETF Portfolio     Aggressive ETF Portfolio
0 - 100%                     0 - 100%                   0% - 50%


GMWB INVESTMENT OPTION 2 - You may invest 100% in the five GMWB Investment Option Portfolios listed below. You may select one or more of the five Portfolios, as long as your allocations add up to 100%.

Fidelity VIP Freedom      Fidelity VIP Freedom    Fidelity VIP Freedom    Fidelity VIP Freedom    Fidelity VIP Freedom
2010 Portfolio            2015 Portfolio          2020 Portfolio          2025 Portfolio          2030 Portfolio

GMWB INVESTMENT OPTION 3 - You may invest 100% in the GMWB Investment Option Portfolios listed below. You may select more than one Portfolio in each column and Portfolios in more than one column, but your total allocations must add up to 100% and your allocations in each column must stay within the specified range for that column. You must allocate a minimum of x% to the Fixed Income Portfolios.


-------------------------- ------------------------------------- -------------------------------------------- ----------------------
Fixed Income Portfolios    Core Equity Portfolios                Other Portfolios                             Cash Equivalents
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
35% - 100%                 0 - 65%                               0 - 10%                                      0 - 10%
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
Fidelity VIP Investment    Fidelity VIP Asset Manager, Service   DWS Small Cap Index VIP, Class B             Touchstone VST Money
Grade Bond                 Class 2                                                                            Market, Service Class
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
Touchstone VST Core Bond   Fidelity VIP Balanced, Service        Fidelity VIP Disciplined Small Cap,
                           Class 2                               Service Class 2
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                           Fidelity VIP Contrafund, Service      Fidelity VIP Dynamic Capital Appreciation,
                           Class 2                               Service Class 2
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                           Fidelity VIP Equity-Income, Service   Fidelity VIP Growth, Service Class 2
                           Class 2
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                           Fidelity VIP Index 500, Service       Fidelity VIP Growth Opportunities ,
                           Class 2                               Service Class 2
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                           Fidelity VIP Growth & Income,         Fidelity VIP High Income , Service Class 2
                           Service Class 2
-------------------------- ------------------------------------- -------------------------------------------- ----------------------


                                    P51 - 40

-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                           FTVIPT Franklin Growth and Income     Fidelity VIP Mid Cap, Service Class 2
                           Securities, Class 2
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                           FTVIPT Franklin Large Cap Growth      Fidelity VIP Overseas, Service Class 2
                           Securities, Class 2
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                           FTVIPT Mutual Shares Securities,      FTVIPT Franklin Income Securities, Class 2
                           Class 2
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                           FTVIPT Templeton Growth Securities,   FTVIPT Franklin Small Cap Value
                           Class 2                               Securities, Class 2
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                           FTVIPT Templeton Foreign              Touchstone VST Baron Small Cap
                           Securities, Class 2
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                           Touchstone VST Enhanced Dividend  30  Touchstone VST Enhanced ETF, Service Class
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                           Touchstone VST Value Plus             Touchstone VST Mid Cap Growth
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                           Van Kampen LIT Comstock, Class II     Touchstone VST Third Avenue Value
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                           Van Kampen UIF Emerging Markets       Touchstone VST High Yield
                           Debt, Class II
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                                                                 Van Kampen UIF Emerging Markets Equity,
                                                                 Class II
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                                                                 Van Kampen LIT Strategic Growth, Class II
-------------------------- ------------------------------------- -------------------------------------------- ----------------------
                                                                 Van Kampen UIF U.S. Real Estate, Class II
-------------------------- ------------------------------------- -------------------------------------------- ----------------------


For more information regarding these Portfolios, including information relating to their investment objectives and policies, and the risks of investing, see
Part 3, "Your Investment Options" as well as the prospectuses for the applicable Portfolios. You can obtain a copy of the Portfolio prospectuses by contacting the Administrative Office. You should read the Portfolio prospectuses carefully before investing.

Subject to required approvals by federal and state authorities, we reserve the right to add, close, eliminate or substitute GMWB Investment Options or Portfolios at any time.

TRANSFER AND ALLOCATION RESTRICTIONS
The following special limitations apply to your allocations and transfers among the GMWB Investment Options and the GMWB Investment Option Portfolios.

>> Only one investment allocation may be in place at any time. This allocation applies to all current and future contributions and automatic rebalancing.

>> To change your investment allocation, you can make one or more transfers among the GMWB Investment Option Portfolios, or you can move 100% of your investment from one GMWB Investment Option to another GMWB Investment Option. You must make your transfers at the same time.

>> Your first transfer is allowed 90 days after the Contract Date, and no more than once every 90 days after that. Each transfer starts a 90-day waiting period before you can make another transfer.

>>   Each transfer changes your investment allocation.

>> We will automatically rebalance your GMWB Investment Option Portfolios quarterly. The transfers resulting from automatic rebalancing do not count against your transfers allowed once every 90 days.

YOUR FINANCIAL PROFESSIONAL OR A THIRD PARTY MAY OFFER YOU ASSET ALLOCATION OR INVESTMENT ADVISORY SERVICES RELATED TO THIS CONTRACT OR RIDER FOR AN ADDITIONAL FEE TO BE DEDUCTED FROM YOUR CONTRACT. SUCH FEES ARE CONSIDERED WITHDRAWALS AND COULD CAUSE A RESET OR MAKE YOU INELIGIBLE TO RECEIVE A BONUS. THEREFORE, IF YOU PURCHASE THE GMWB RIDER, WE DO NOT RECOMMEND USING THIS CONTRACT TO PAY FOR SUCH SERVICES.

REQUIRED MINIMUM DISTRIBUTIONS
If you have elected the GMWB Rider, we offer a special program to provide you the minimum distributions from your tax-qualified contracts as required by the Code (RMD Program). If you enroll in the RMD Program, follow its rules and only make Withdrawals through the program, those Withdrawals will reduce the Account Value and the GWB on a dollar-for-dollar basis, regardless of the size of the Withdrawal. In other words, we will not Reset your GWB.


                                    P51 - 41

The required minimum distribution amount (RMDA) is calculated based on the prior calendar year-end fair market value of this contract only. We do not take into account your other assets or distributions in making this calculation. The RMDA is calculated and automatically distributed in monthly withdrawals each calendar year. During the calendar year in which you enter the RMD Program, the entire RMDA for that calendar year will be paid in equal monthly payments.

The first yearly RMDA is taken in the calendar year you attain age 70 1/2. If you are 70 1/2 or older in the calendar year of issue, you may not enter the RMD Program until the following calendar year.

To enter the RMD Program, you must not have taken any Withdrawals during the current Contract Year. To remain in the RMD program, you may not make any Withdrawals (other than through the RMD Program) from the contract. If you opt out of the RMD Program or make a Withdrawal other than through the RMD Program, you will be removed from the RMD Program and cannot be reinstated. Thereafter, any Withdrawals will be treated as ordinary Withdrawals, subject to the terms of this Rider. So even if you take Withdrawals for the purpose of meeting your required minimum distributions, if you are not enrolled in our RMD Program, you will not be protected against Reset. See "Effect of Withdrawals and Reset," above.

The RMD Program is not available during the Guaranteed Payment Phase. We reserve the right to make any changes we deem necessary to comply with the Code and related regulations. YOU SHOULD DISCUSS THESE MATTERS WITH YOUR TAX ADVISOR PRIOR TO ELECTING THE GMWB RIDER.

GUARANTEED PAYMENT PHASE
The Guaranteed Payment Phase begins on the date the Account Value decreases to zero, but either the GWB or LPA is more than zero. During this phase, you will receive automatic payments.

Once the Guaranteed Payment Phase begins, all other rights, benefits, values and charges under the contract, the GMWB Rider and any other Riders, will terminate, except those described in this section and in the "Alternate Death Benefit" section below. We will send you a written notice when the contract enters the Guaranteed Payment Phase.

During the Guaranteed Payment Phase, we will make annual payments on each Contract Anniversary. The amount of the annual payment will be equal to the LPA on the date of the first annual payment, except that we will pay the GAWA as of the date of the first annual payment instead of the LPA if:

     o    the LPA is zero;

     o    the LPA has not yet been determined; or

     o    the GAWA is more than the LPA and you request the GAWA in writing.

If the LPA is paid, the payments will continue until the death of the primary Annuitant. If the GAWA is paid, payments will reduce the GWB dollar-for-dollar and the payments will continue until the GWB decreases to zero. However, in either case, the Guaranteed Payment Phase will end and payments will cease if the Rider terminates. See "Termination" section below.

ALTERNATE DEATH BENEFIT
If the primary Annuitant dies while this Rider is in effect, the Annuitant's beneficiary may choose either:

     o the Alternate Death Benefit under the GMWB Rider, which is the remaining GWB, as determined on the Death Benefit Date; or

     o    the Death Benefit otherwise payable under the contract.

If the Annuitant's beneficiary chooses the Alternate Death Benefit, that amount will be paid out annually over a Payment Certain Period. The Payment Certain Period will be a number of years that is equal to the lesser of:

     o    the GWB divided by the GAWA as of the Death Benefit Date; or

     o    the life expectancy (in whole years) of the Annuitant's beneficiary.


                                    P51 - 42

The amount of the annual payment will be the GWB divided by the Payment Certain Period. If the annual payment is less than $1,000, we will pay the GWB as a lump sum. If the primary Annuitant's death occurs during the Guaranteed Payment Phase, we will automatically pay this benefit to the Annuitant's beneficiary.


If the Annuitant's beneficiary dies before all payments have been made, the remaining payments will be paid to the person designated by the Annuitant's beneficiary to receive payments, if any, and otherwise to the estate of the Annuitant's beneficiary.

If the Annuitant's beneficiary chooses the Alternate Death Benefit, all other rights, benefits, values and charges under the contract, this Rider, and all other Riders, will terminate.

TERMINATION OF RIDER
Owner's Death
This Rider will terminate on the date you, as owner, die unless:

     o    you are also the primary Annuitant; or

     o your sole primary beneficiary is your spouse and he or she elects to continue the contract instead of taking a distribution of the Surrender Value.

If you have a joint owner, the first of you or the joint owner to die triggers this termination.

Annuitant's Death
This Rider will also terminate on the date the primary Annuitant dies unless the Alternate Death Benefit is elected.

Other triggers for automatic termination of the Rider are any one of the following:

     o    the Account Value, the GWB and the LPA all equal zero;

     o    the Guaranteed Payment Phase ends;

     o    you transfer ownership of the contract;

     o    you assign the contract;

     o    a Death Benefit is calculated under the contract;

     o    the last Alternate Death Benefit payment is made under this Rider;

     o    you elect an Annuity Benefit under the contract;

     o you request termination of this Rider after the 10th Contract Anniversary; or

     o    the contract terminates.


On the first Contract Anniversary in the Guaranteed Payment Phase, or under the Alternate Death Benefit, if the amount of the annual payment would be less than $1,000, we may pay the GWB in a lump sum and this Rider will terminate.


Once terminated, this Rider may not be reinstated.

ADDITIONAL RESTRICTIONS
The following additional restrictions apply to your contract if you elect the GMWB Rider:

     >>   You may elect the GMWB Rider only at the time you purchase a contract.

     >>   The primary Annuitant must be between 50 and 80 years old.

     >>   You cannot cancel the GMWB Rider for 10 Contract Years.

     >> We reserve the right to discontinue offering the GMWB Rider at any time, but this will not affect your GMWB Rider once it is issued.

     >> The Guaranteed Rate Options and Systematic Transfer Options are not available.

     >>   Dollar Cost Averaging is not available.

     >>   Systematic contributions are not available.

     >>   The Guaranteed Minimum Accumulation Benefit is not available.

     >>   The Enhanced Earnings Benefit is not available.

     >> Contingent Annuitants are allowed on contracts with the GMWB; however, while the Rider is in effect, the primary Annuitant will be the only measuring life with respect to the Rider and the contract. If you


                                    P51 - 43
     name a contingent Annuitant, it will have no effect on the benefits available under the GMWB Rider or the contract, as long as this Rider is in effect.

THE ADDITION OF THE GMWB RIDER TO YOUR CONTRACT MAY NOT ALWAYS BE IN YOUR INTEREST. YOU SHOULD CONSULT WITH YOUR TAX AND FINANCIAL ADVISORS AND CAREFULLY CONSIDER YOUR ALTERNATIVES BEFORE DECIDING IF THE GMWB RIDER IS SUITABLE FOR YOUR NEEDS. KEEP IN MIND THE FOLLOWING:

     >>   An additional fee is imposed annually for this benefit.

     >> Your Investment Options are limited to the GMWB Investment Option Portfolios.

     >> The GMWB Investment Option Portfolios are available, in addition to other Portfolios, without the Rider and the associated guarantees and fees.

     >> Withdrawals in excess of the limits described above may reduce or eliminate your guaranteed values.

     >> The GMWB Rider terminates and provides no guaranteed withdrawal benefits once you begin receiving Annuity Benefits as described in
          Part 5, Terms of Your Variable Annuity, in the section titled "Annuity Benefits."

EXAMPLES
Please refer to Appendix D for hypothetical examples that illustrate how the GMWB Rider works.

ENHANCED EARNINGS BENEFIT RIDER

The EEB is an optional benefit Rider, which you may purchase for an additional fee. The EEB Rider provides an enhancement of the Death Benefit where a percentage of the gain in the contract is paid in addition to the standard Death Benefit. If there is a gain in the contract when we calculate the Death Benefit, we will pay an amount equal to a portion of the gain as an additional Death Benefit. This additional benefit is intended to help offset potential income tax payments made by the Annuitant's beneficiaries. If there is no gain or if a Death Benefit is not paid, the EEB will provide no benefit.

The cost of the EEB and the benefit paid depends on the Annuitant's age on the Contract Date. We will assess the cost of the EEB by deducting a quarterly fee equal to an annual effective rate as indicated in the chart below from your Account Value. The quarterly charge is assessed at the end of each calendar quarter.

--------------------------------------------- ------------------------------ --------------------------------------------
     ANNUITANT AGE ON THE CONTRACT DATE               BENEFIT PAID                CHARGE AT ANNUAL EFFECTIVE RATE
                                                                                    (FEES ARE ASSESSED QUARTERLY)
--------------------------------------------- ------------------------------ --------------------------------------------
                 59 or less                            40% of Gain                              0.20%
--------------------------------------------- ------------------------------ --------------------------------------------
                   60-69                               40% of Gain                              0.40%
--------------------------------------------- ------------------------------ --------------------------------------------
                   70-79                               25% of Gain                              0.50%
--------------------------------------------- ------------------------------ --------------------------------------------
                 80 or more                           Not Available                         Not Available
--------------------------------------------- ------------------------------ --------------------------------------------

The maximum available benefit is 150% of the contributions less adjustments for withdrawals. Contributions received in the first seven Contract Years will be included for purposes of calculating the maximum EEB payment. Contributions received after the seventh Contract Anniversary will not be included in calculating the maximum EEB until they have been in the contract for six months.

Please see Appendix C for examples of how the EEB works.

The EEB automatically terminates if you surrender the contract or elect an Annuity Benefit. If either the GMAB or the GMWB is selected, the EEB is not available.

Contributions received from exchanged contracts shall be treated as a contribution for purposes of the EEB and determination of the benefit paid. The gain in the exchanged contract will not be carried over to the new contract for purposes of calculating the EEB. It will be carried over for purposes of income tax or exclusion allowance calculations.

Based on our current interpretation of the tax law, the additional benefit provided by the EEB will be treated as earnings under the contract and taxed as income upon distribution. You should consult your


                                    P51 - 44
tax advisor and your investment professional to determine if the EEB is suitable for your needs.

A SPECIAL NOTE IF YOU ARE PURCHASING THIS ANNUITY FOR USE AS AN IRA: If you are purchasing this contract as an IRA and are electing the EEB there is no assurance that the contract will meet the qualification requirements for an IRA. You should carefully consider selecting the EEB if this contract is an IRA. Consult your tax or legal advisor if you are considering using the EEB with an IRA. The contract owner bears the risk of any adverse tax consequences.

PART 7 - VOTING RIGHTS

HOW PORTFOLIO SHARES ARE VOTED

Integrity is the legal owner of the shares of the Portfolios held by the Separate Account and, as such, has the right to vote on certain matters. Among other things, we may vote to elect a Portfolio's Board of Directors, to ratify the selection of independent auditors for a Portfolio, and on any other matters described in a Portfolio's current prospectus or requiring a vote by shareholders under the 1940 Act.

Whenever a shareholder vote is taken, we give you the opportunity to tell us how to vote the number of shares purchased as a result of contributions to your contract. We'll send you Portfolio proxy materials and a form for giving us voting instructions.

If we don't receive instructions in time from all owners, we'll vote shares in a Portfolio for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. As a result of this proportional voting, the vote of a small number of contract owners may determine the outcome of a proposal. Under eligible deferred compensation plans and certain qualified plans, your voting instructions must be sent to us indirectly, through your employer, but we aren't responsible for any failure by your employer to ask for your instructions or to tell us what your instructions are. We'll vote any Portfolio shares that we're entitled to vote directly, because of amounts we have accumulated in our Separate Account, in the same proportion that other owners vote. If the federal securities laws or regulations or interpretations of them change so that we're permitted to vote shares of the Portfolios in our own right or to restrict owner voting, we may do so.

If shares of the Portfolios are sold to separate accounts of other insurance companies, the shares voted by those companies in accordance with instructions received from their contract holders will dilute the effect of voting instructions received by us from our owners.

HOW WE DETERMINE YOUR VOTING SHARES

You vote only on matters concerning the Portfolios which correspond to the Variable Account Options in which your contributions are invested on the record date set by the Portfolio's Board of Directors. We determine the number of Portfolio shares in each Variable Account Option under your contract by dividing the amount of your Account Value allocated to that Variable Account Option by the net asset value of one share of the corresponding Portfolio as of the record date set by a Portfolio's Board for its shareholders' meeting. We count fractional shares. The record date for this purpose can't be more than 60 days before the shareholders' meeting.
 All Portfolio shares are entitled to one vote; fractional shares have fractional votes.

SEPARATE ACCOUNT VOTING RIGHTS

Under the 1940 Act, certain actions (such as some of those described under "Changes in How We Operate" in Part 2) may require contract owner approval. In that case, you'll be entitled to a number of votes based on the value you have in the Variable Account Options. We'll cast votes attributable to amounts we have in the Variable Account Options in the same proportions as votes cast by owners.

PART 8 - TAX ASPECTS OF THE CONTRACT


                                    P51 - 45

INTRODUCTION

The effect of federal income taxes on your contract values or payments under your Annuity Benefits varies depending on many factors including:

     o    our tax status

     o    the tax status of the contract

     o the type of retirement plan, if any, for which the contract is purchased

     o    the tax and employment status of the persons receiving payments

The following discussion of the federal income tax treatment of the contract isn't designed to cover all situations and isn't intended to be tax advice. It is based upon our understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service (IRS) and various courts. The IRS or the courts may change their views on the treatment of these contracts. Future legislation may have a negative effect on annuity contracts. Also, we have not attempted to consider any applicable state or other tax laws. Because of the complexity of the tax laws and the fact that tax results will vary according to the particular circumstances, anyone considering buying a contract, or selecting annuity payments under the contract, or receiving annuity payments under a contract should consult a qualified tax advisor. Integrity does not guarantee the tax status, federal, state, or local, of any contract or any transaction involving the contracts.

YOUR CONTRACT IS AN ANNUITY

     >> You can purchase an annuity with after-tax dollars, in which case taxes on earnings under the contract are generally deferred until you make a withdrawal.

     >> You (or your employer) may purchase an annuity with after-tax dollars to fund a Roth IRA, in which case earnings under the contract are generally fully excluded from taxable income at distribution.

     >> You (or your employer) may also purchase an annuity with pre-tax dollars to fund a tax-favored retirement program, such as an IRA or qualified plan.

This prospectus covers the basic tax rules that apply to an annuity purchased with after-tax dollars, which are not Roth IRAs (nonqualified annuity), and some of the special tax rules that apply to an annuity purchased to fund a tax-favored retirement program, such as IRAs, 401(k)s and Roth IRAs (qualified annuity).

TAXATION OF ANNUITIES GENERALLY

Section 72 of the Code governs the taxation of annuities. In general, contributions you put into the annuity (your "basis" or "investment in the contract") will not be taxed when you receive those amounts back in a distribution. Also, you are not generally taxed on the annuity's earnings until some form of withdrawal or distribution is made under the contract. However, under certain circumstances, the increase in value may be subject to current federal income tax. For example, corporations, partnerships, and other non-natural persons can't defer tax on the annuity's income unless an exception applies. In addition, if an owner transfers an annuity as a gift to someone other than a spouse (or former spouse), all increases in its value are taxed at the time of transfer. The assignment or pledge of any portion of the value of a contract will be treated as a distribution of that portion of the value of the contract.

You can take withdrawals from the contract or you can elect and Annuity Benefit when the Annuitant reaches a certain age. The tax implications are different for each type of distribution. Withdrawals from a contract before Annuity Benefit payments begin are treated first as taxable income, but only to the extent of the increase of the Account Value. The rest of the withdrawal, representing your basis in the annuity, isn't taxable. Generally, the investment or basis in the contract equals the contributions made by you or on your behalf, minus any amounts previously withdrawn that were not treated as taxable income. Special rules may apply if the contract includes contributions made prior to August 14, 1982 that were rolled over to the contract in a tax-free exchange.


                                    P51 - 46

If you elect an Annuity Benefit, part of each payment will be the tax-free return of your investment in the contract, based on a ratio of the owner's investment to his or her expected return under the contract (exclusion ratio). The rest of each payment will be ordinary income. That means that part of your payment is tax-free and part of it is taxable. When all of these tax-free portions add up to your investment in the contract, future payments are entirely ordinary income. If the Annuitant dies before the total investment is recovered, a deduction for the remaining basis will generally be allowed on the owner's final federal income tax return.

We may be required to withhold federal income taxes on all distributions unless the eligible recipients elect not to have any amounts withheld and properly notify us of that election.

You may be subject to a tax penalty of 10% on the taxable portion of a distribution unless one of the following conditions apply:

     o    You are 59 1/2 or older

     o    payment is a result of the owner's death

     o payment is part of a series of substantially equal periodic payments (paid at least annually) for the life (or life expectancy) of the taxpayer or joint lives (or joint life expectancies) of the taxpayer and beneficiary

     o payment is a result of the taxpayer becoming disabled within the meaning of Code section 72(m)(7)

     o payment is from certain qualified plans (note, however, other penalties may apply)

     o payment is under a qualified funding asset (as defined in Section 130(d) of the Code);

     o payment is under a certain types of qualified plans held by the employer until the employee separates from service

     o payment is under an immediate annuity as defined in Code Section 72(u)(4) (non-qualified contracts only)

     o payment is for the purchase of a first home (distribution up to $10,000) (IRA only)

     o    payment is for certain higher education expenses (IRA only)

     o payment is for certain deductible medical expenses, or to cover health insurance premiums if you are unemployed (IRA only)

The IRS will treat all annuity contracts issued by us or our affiliates to one owner during any calendar year as a single contract in measuring the taxable income that results from surrenders and withdrawals under any one of the contracts.

TAX-FAVORED RETIREMENT PROGRAMS

An owner can use this annuity with certain types of retirement plans that receive favorable tax treatment under the Code. Numerous tax rules apply to the participants in qualified plans and to the contracts used in connection with those qualified plans. These tax rules vary according to the type of plan and the terms and conditions of the plan itself, regardless of the terms and conditions of the contract. Special rules also apply to the time at which distributions must begin and the form in which the distributions must be paid. Also, we do not offer loans through annuity contracts even if the qualified plan does.

INHERITED IRAS
This contract may be issued as an inherited IRA. This occurs if, after the death of the owner of an IRA, the owner's beneficiary directs that the IRA death proceeds be transferred to a new contract issued and titled as an inherited IRA. The owner's beneficiary of the original IRA contract will become the owner under the inherited IRA and may generally exercise all rights under the inherited IRA contract, including the right to name his or her own beneficiary in the event of death.

Special tax rules apply to an inherited IRA. The tax law does not permit additional contributions to an inherited IRA contract. Also, in order to avoid certain income tax penalties, a required minimum distribution (RMD) must be withdrawn each year from an inherited IRA. The first RMD must be taken on or before December 31 of the calendar year following the year of the original IRA owner's death.


                                    P51 - 47

The tax penalty equals 50% of the excess of the RMD over the amount actually withdrawn from the inherited IRA during the calendar year.

ANNUITIES IN QUALIFIED PLANS
IRAs and employer sponsored 401(k) plans provide you with tax-deferred growth and other tax advantages. For most investors, it will be advantageous to make maximum allowable contributions to IRAs and 401(k) plans before investing in a variable annuity. IN ADDITION, IF YOU ARE INVESTING IN A VARIABLE ANNUITY THROUGH A TAX-ADVANTAGED RETIREMENT PLAN (SUCH AS A 401(K) OR IRA), YOU WILL GET NO ADDITIONAL TAX ADVANTAGE FROM THE VARIABLE ANNUITY. Under these circumstances, consider buying a variable annuity only if it makes sense because of the annuity's other features, such as the Death Benefit, Annuity Benefit or Optional Riders.

This contract offers an enhanced Death Benefit. THE IRS HAS NOT RULED WHETHER AN ENHANCED DEATH BENEFIT COULD BE CHARACTERIZED AS LIFE INSURANCE, THE AMOUNT OF WHICH IS LIMITED IN A CODE SECTION 401(A), 403(B) OR IRA PLAN. AN EMPLOYER OR QUALIFIED PLAN ADMINISTRATOR MAY WANT TO CONSULT THEIR TAX OR LEGAL ADVISOR REGARDING SUCH LIMITATIONS BEFORE USING AN ANNUITY OFFERING AN ENHANCED DEATH BENEFIT IN ONE OF THESE PLANS.

FEDERAL AND STATE INCOME TAX WITHHOLDING

Certain states have indicated that pension and annuity withholding will apply to payments made to their residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. For more information concerning a particular state, call our Administrative Office listed in the Glossary.

IMPACT OF TAXES ON THE COMPANY

We may charge the Separate Account for taxes. We can also set up reserves for taxes.

TRANSFERS AMONG INVESTMENT OPTIONS

There won't be any current tax liability if you transfer any part of the Account Value among the Investment Options of your contract.

PART 9 - ADDITIONAL INFORMATION

SYSTEMATIC WITHDRAWAL PROGRAM

We offer a program that allows you to pre-authorize periodic withdrawals from your contract prior to your Retirement Date. You can choose to have withdrawals made monthly, quarterly, semi-annually or annually and can specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is to be made. If you do not select how often you want to receive withdrawals, we will make them on a monthly basis. You may specify a dollar amount for each withdrawal, an annual percentage to be withdrawn, or elect the Free Withdrawal Amount to be used. The minimum Systematic Withdrawal currently is $100. If on any withdrawal date you don't have enough Account Value to make all of the withdrawals you have specified, no withdrawal will be made and your enrollment in the program will be ended. You may specify an account for direct deposit of your Systematic Withdrawals.

To enroll in our Systematic Withdrawal Program, send the appropriate form to our Administrative Office. You may terminate your participation in the program upon one day's prior written notice, and we may terminate or change the Systematic Withdrawal Program at any time.

If you elect the Free Withdrawal Amount to be withdrawn under the Systematic Withdrawal Program, we won't deduct a withdrawal charge or make an MVA. See in
Part 4 section titled "Withdrawal Charge." Amounts withdrawn under the Systematic Withdrawal Program in excess of the Free Withdrawal Amount will be subject to a withdrawal charge and an MVA if applicable. Withdrawals will be subject to income tax and may also be subject to the 10% federal tax penalty for a withdrawal before you are age 59 1/2 .


                                    P51 - 48

See Part 8.

Amounts withdrawn under the Systematic Withdrawal Program will reduce the guaranteed minimum value of your GMAB Investment Option on a proportional basis. See Part 6.

INCOME PLUS WITHDRAWAL PROGRAM

We offer an Income Plus Withdrawal Program that allows you to pre-authorize equal periodic withdrawals, based on your life expectancy, from your contract before you reach age 59 1/2. You won't have to pay a tax penalty for these withdrawals, but they will be subject to ordinary income tax. See Part 8. Once you begin receiving distributions, they shouldn't be changed or stopped until the later of:

     o    the date you reach age 59 1/2; or

     o    five years from the date of the first distribution.

If you change or stop the distribution or take an additional withdrawal, you may have to pay a 10% penalty tax that would have been due on all prior distributions before you reached age 59 1/2 made under the Income Plus Withdrawal Program, plus interest.

You can choose the Income Plus Withdrawal Program any time before you reach age 59 1/2. You may choose to have withdrawals made monthly, quarterly, semi-annually or annually and may specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is made. We'll calculate the amount of the distribution under a method you select, subject to a $100 minimum. If on any withdrawal date you don't have enough Account Value to make all of the withdrawals you have specified, no withdrawal will be made and your enrollment in the program will end. You must also specify an account for direct deposit of your withdrawals.

To enroll in our Income Plus Withdrawal Program, send the appropriate form to our Administrative Office. You may end your participation in the program upon seven Business Days' prior written notice, and we may terminate or change the Income Plus Withdrawal Program at any time. This program isn't available in connection with the Systematic Withdrawal Program, Dollar Cost Averaging, Systematic Transfer Option, or Customized Asset Rebalancing Program.

If your withdraws under the Income Plus Withdrawal Program are within the Free Withdrawal Amount, no withdrawal charge or MVA will be applied. However, amounts withdrawn in excess of the Free Withdrawal Amount will be subject to a withdrawal charge and an MVA if applicable. See Part 4, section titled "Withdrawal Charge" and Part 4, section titled "Market Value Adjustment."

CHOICES PLUS REQUIRED MINIMUM DISTRIBUTION PROGRAM

We offer a Choices Plus Minimum Required Distribution Program that allows you to pre-authorize withdrawals from your contract after you attain age 70 1/2.
Section 401(a)(9)(A) of the Code requires that you take minimum distributions from an IRA beginning on or before April 1st of the year following the year in which the you turn 70 1/2 years old. You won't have to pay any tax penalty for these withdrawals, but they are subject to ordinary income tax. See Part 8.

You can choose the Choices Plus Program for your IRA at any time if you're age 70 1/2 or older. You can elect this option by sending the election form to our Administrative Office. You can choose to have withdrawals made monthly, quarterly, semiannually, or annually and can specify the day of the month (other than the 29th, 30th, or 31st) on which the withdrawal is made. We'll calculate the amount of the distribution using current IRS guidance. We are not responsible for any tax or other liability you may incur if our good faith calculations are not correct. You should consult with your tax advisor to ensure these calculations are appropriate to your situation. Withdrawals of Account Value that are made as part of the Choices Plus program are not subject to withdrawal charges or MVAs.

This program is open to new contract owners, as well as existing contract owners who are already taking minimum required distributions from their Integrity IRAs. Payments can be made to you by check or by


                                    P51 - 49
direct deposit. This program is not available with the GMWB Rider. See Part 6, "Guaranteed Minimum Withdrawal Benefits, Required Minimum Distributions."

DOLLAR COST AVERAGING

Dollar cost averaging refers to the practice of investing the same amount in the same investment at regular intervals (like once a month), regardless of market conditions. Thus, you automatically buy more Units when the price is low and fewer when the price is high. Over time, you may reduce the risk of buying Units when their cost is highest. Dollar cost averaging does not assure a profit and does not protect against investment losses.

We offer a Dollar Cost Averaging Program under which we transfer contributions that you have allocated to the Touchstone VST Money Market Fund, Service Class, to one or more other Investment Options on a monthly, quarterly, semi-annual or annual basis. You must tell us how much you want transferred into each Investment Option. The current minimum transfer to each Investment Option is $100. We won't charge a transfer charge under our Dollar Cost Averaging Program, and these transfers won't count towards your twelve free transfers.

To enroll in our Dollar Cost Averaging Program, send the appropriate form to our Administrative Office. You may terminate your participation in the program upon one day's prior written notice, and we may terminate or change the Dollar Cost Averaging Program at any time. If you don't have enough Account Value in the Touchstone VST Money Market Fund to transfer to each Investment Option specified, no transfer will be made and your enrollment in the program will end.

This program is not available in connection with the GMAB Investment Options or the GMWB Investment Options.

SYSTEMATIC TRANSFER PROGRAM

We also offer a Systematic Transfer Program under which we transfer contributions from a STO to one or more other Investment Options on a monthly or quarterly basis. We'll transfer your STO contributions in approximately equal installments of at least $1,000 over either a six-month or one-year period, depending on the option you select. If you don't have enough Account Value in the STO to transfer to each Investment Option specified, a final transfer will be made on a pro rata basis and your enrollment in the program will be ended. All interest accrued and any Account Value remaining in the STO at the end of the period during which transfers are scheduled to be made will be transferred at the end of that period on a pro rata basis to the Investment Options you chose for this program. There is no charge for transfers under this program, and these transfers won't count towards the twelve free transfers you may make in a Contract Year.

To enroll in our Systematic Transfer Program, send the appropriate form to our Administrative Office. We can end the Systematic Transfer Program in whole or in part, or restrict contributions to the program. This program may not be currently available in some states.

You cannot transfer Account Value into the STO or a GMAB Investment Option. This feature is not available with the GMWB Rider.

CUSTOMIZED ASSET REBALANCING

Asset rebalancing allows you to maintain a diversified investment mix that is appropriate for your goals and risk tolerance. Because some of your investments may grow faster than others, your asset allocation may shift from your preferred mix. Asset rebalancing periodically resets your investments to your original allocations, ensuring that your asset mix stays in line with your investment strategy.

We offer a Customized Asset Rebalancing Program that allows you to determine how often rebalancing occurs. You can choose to rebalance monthly, quarterly, semi-annually or annually. The value in the Variable Account Options will automatically be rebalanced by transfers among your Variable Account


                                    P51 - 50

Options, and you will receive a confirmation notice after each rebalancing. Transfers will occur only to and from those Variable Account Options where you have current contribution allocations. Fixed Accounts and the GMAB Investment Options are not included in the Customized Asset Rebalancing Program. If you elect the GMWB Rider, a different rebalancing program is used. See Part 6. We won't charge a transfer charge for transfers under our Customized Asset Rebalancing Program, and they won't count towards your twelve free transfers.

To enroll in our Customized Asset Rebalancing Program, send the appropriate form to our Administrative Office. Other allocation programs, such as Dollar Cost Averaging, as well as transfers and withdrawals that you make, may not work with the Customized Asset Rebalancing Program. You should, therefore, monitor your use of other programs, transfers, and withdrawals while the Customized Asset Rebalancing Program is in effect. You may terminate your participation in the program upon one day's prior written notice, and we may end or change the Customized Asset Rebalancing Program at any time. We recommend you consult with your financial professional when establishing your investment portfolio. This feature is not available with the GMWB Rider.

SYSTEMATIC CONTRIBUTIONS

We offer a program for systematic contributions that allows you to pre-authorize monthly, quarterly, or semi-annual withdrawals from your checking account to make your contributions. To enroll in this program, send the appropriate form to our Administrative Office. You or we may end your participation in the program with 30 days' prior written notice. We may end your participation if your bank declines to make any payment. The minimum amount for systematic contributions is $100 per month.

Contributions to the GMAB Investment Options or the GMWB Investment Options may not be made via the systematic contribution program.

LEGAL PROCEEDINGS

Integrity is a party to litigation and arbitration proceedings in the ordinary course of its business. None of these matters is expected to have a material adverse effect on Integrity.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Part 1 -   Integrity and Custodian
Part 2 -   Distribution of the Contract
Part 3 -   Performance Information
Part 4 -   Determination of Accumulation Unit Values
Part 5 -   Distributions from Tax Favored Retirement Programs
Part 6 -   Financial Statements

If you would like to receive a copy of the Statement of Additional Information, please write:

Administrative Office
Integrity Life Insurance Company
P.O. Box 5720 Cincinnati, OH 45201-5720
ATTN: Request for SAI of Separate Account II (Pinnacle V)

PART 10 - PRIOR CONTRACTS

Over time, we have made changes to the Pinnacle variable annuity contract. You may own a prior version of the Pinnacle contract. Material features in prior versions of the Pinnacle contract that differ from the Pinnacle contract we are currently offering are described below. The dates given are the approximate and will vary state by state. Please check your contract and the prospectus you received when you purchased your annuity if you are uncertain about whether these features are in your contract.


                                    P51 - 51

PINNACLE IV - ALL CONTRACTS ISSUED FROM MAY 1, 2004 TO MAY 1, 2007

SEPARATE ACCOUNT ANNUAL EXPENSES as a percentage of value charged
--------------------------------

         -------------------------------------------------------------------------------------- -----------------
         Mortality and Expense Risk Charge                                                      1.45%
         -------------------------------------------------------------------------------------- -----------------
         Optional Enhanced Earnings Benefit Charge (maximum charge)                             0.50%
         -------------------------------------------------------------------------------------- -----------------
         Optional Guaranteed Minimum Accumulation Benefit Charge                                0.60%
         -------------------------------------------------------------------------------------- -----------------
         Highest Possible Total Separate Account Annual Expenses(11)                            2.05%
         -------------------------------------------------------------------------------------- -----------------

PINNACLE I, II AND III - CONTRACTS ISSUED BEFORE MAY 1, 2004(12)

Separate Account Annual Expenses as a percentage of value charged

         -------------------------------------------------------------------------------------- -----------------
         Mortality and Expense Risk Charge (13)                                                 1.35%
         -------------------------------------------------------------------------------------- -----------------

Total Annual Portfolio Operating Expenses

Gross Portfolio annual expenses prior to any waivers and reimbursements as a percentage of average net assets in each Portfolio:

------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------
                                                                       MANAGE-                              ACQUIRED     TOTAL
PORTFOLIO                                                               FEES         12B-1       OTHER       FUND       ANNUAL
                                                                         MENT         FEE       EXPENSES    EXPENSES    EXPENSES
------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------
Fidelity VIP Contrafund Portfolio, Initial Class (1)                   0.57%         N/A        0.09%        N/A         0.66%
------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------
Fidelity VIP Equity-Income Portfolio, Initial Class (14)               0.47%         N/A        0.10%        N/A         0.57%
------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------
Fidelity VIP Growth & Income Portfolio, Initial Class (14)             0.47%         N/A        0.13%        N/A         0.60%
------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------
Fidelity VIP Growth Opportunities Portfolio, Initial Class  (14)       0.57%         N/A        0.15%        N/A         0.72%
------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------
FTVIPT Franklin Income Securities Fund, Class 1 (2)                    0.46%         N/A        0.01%        N/A         0.47%
------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------
Touchstone VST Money Market Fund, Initial Class (3)                    0.18%         N/A        0.50%       N/A          0.68%
------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------
Touchstone VST Aggressive ETF Fund, Initial Class(16)                  0.40%         N/A        0.78%       0.20%        1.18%
------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------
Touchstone VST Conservative ETF Fund, Initial Class (16)               0.40%         N/A        1.01%       0.18%        1.41%
------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------

(11) You may elect only one of these optional benefits: EEB or GMAB. Therefore the highest possible total separate account annual charges reflect the election of GMAB, which carries the higher cost.

(12) Pinnacle with the mortality and expense risk charge of 1.35% was available only through some sales channels and in some states between July 16, 2001 and May 1, 2004.

(13) The Mortality and Expense Risk Charge reduced to 1.10% after the sixth Contract Anniversary for Contracts issued between January 1, 1995 and February 1, 1997

(14) A portion of the brokerage commissions that each Fidelity VIP Portfolio pays may be reimbursed and used to reduce that portfolio's expenses. In addition, through arrangements with the Portfolios' custodian, credits realized as a result of uninvested cash balances are used to reduce the portfolio's custodian expenses. Including these reductions, the total class operating expenses for these Portfolios would have been as set forth in the table in below. These offsets may be discontinued at any time.

   --------------------------------------------------------------- ---------------------------------------
   Fidelity VIP Portfolio                                           Net Total Expenses after Arrangements
                                                                               Described Above
   ---------------------------------------------------------------- ---------------------------------------
   Asset Manager, Initial Class                                                     0.63%
   ---------------------------------------------------------------- ---------------------------------------
   Contrafund, Initial Class                                                        0.65%
   ---------------------------------------------------------------- ---------------------------------------
   Growth & Income, Initial Class                                                   0.59%
   ---------------------------------------------------------------- ---------------------------------------
   Growth Opportunities, Initial Class                                              0.67%
   ---------------------------------------------------------------- ---------------------------------------
   Equity-Income, Initial Class                                                     0.56%
   ---------------------------------------------------------------- ---------------------------------------

(15) The Fund administration fee is paid indirectly through the management fee.

(16) The advisor has contractually agreed until at least December 31, 2007 to waive a portion of its advisory fee and/or reimburse certain fund expenses in order to limit net expenses as follows:

  ----------------------------------------------------------------- ---------------------------------------
  Touchstone Variable Series Trust Portfolio                        Net Total Expenses after Arrangements
                                                                               Described Above
  ----------------------------------------------------------------- ---------------------------------------
  Aggressive ETF, Initial Class                                     0.50%
  ----------------------------------------------------------------- ---------------------------------------
  Conservative ETF, Initial Class                                   0.50%
  ----------------------------------------------------------------- ---------------------------------------
  Enhanced ETF, Initial Class                                       0.50%
  ----------------------------------------------------------------- ---------------------------------------
  Moderate ETF, Initial Class                                       0.50%
  ----------------------------------------------------------------- ---------------------------------------
  Money Market, Initial Class                                       0.28%
  ----------------------------------------------------------------- ---------------------------------------

                                    P51 - 52

-------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------
Touchstone VST Enhanced ETF Fund, Initial Class (16)                    0.40%         N/A        0.45%       0.26%        0.85%
-------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------
Touchstone VST Moderate ETF Fund, Initial Class (16)                    0.40%         N/A        0.62%       0.20%        1.02%
-------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------
Van Kampen UIF Emerging Markets Debt Portfolio, Class I                 0.75%         N/A        0.35%        N/A         1.10%
-------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------
Van Kampen UIF U.S. Real Estate Portfolio, Class I                      0.73%         N/A        0.28%        N/A         1.01%
-------------------------------------------------------------------- ------------- ----------- ----------- ----------- ------------

LIMITATION ON NUMBER OF INVESTMENT OPTIONS FOR CONTRACTS ISSUED BEFORE JULY 17, 2000
You may not have more than ten Investment Options at any one time, including each of your GROs, the Investment Options that are closed to new contribution, and the Investment Options to which you have current allocations.

WITHDRAWAL CHARGES FOR ALL CONTRACTS ISSUED BEFORE DECEMBER 31, 1996

------------------------------------ --------------------------------------
          Contribution                  Charge as a percentage of the
              Year                         contribution withdrawn
------------------------------------ --------------------------------------
                1                                    7%
------------------------------------ --------------------------------------
                2                                    6%
------------------------------------ --------------------------------------
                3                                    5%
------------------------------------ --------------------------------------
                4                                    4%
------------------------------------ --------------------------------------
                5                                    3%
------------------------------------ --------------------------------------
                6                                    2%
------------------------------------ --------------------------------------
           thereafter                                0
------------------------------------ --------------------------------------


HARDSHIP WAIVERS WEREN'T AVAILABLE FOR CONTRACTS ISSUED PRIOR TO FEBRUARY 15, 1997.

DEATH BENEFITS PAID ON DEATH OF ANNUITANT

CONTRACTS ISSUED BETWEEN MAY 1, 1998 AND MAY 1, 2004

For contracts issued before the Annuitant's 86th birthday, if the Annuitant dies before age 90 (or the contract's 10th anniversary date, if later) and before annuity payments have started, the Death Benefit is the highest of:

o your highest Account Value on any Contract Anniversary before Annuitant's age 81, plus subsequent contributions and minus a proportional adjustment for subsequent withdrawals (and associated charges);

o total contributions, minus an subsequent withdrawals (and associated charges); or

o    your current Account Value.

For contracts issued after the Annuitant's 86th birthday, the Death Benefit is the your current Account Value.

CONTRACTS ISSUED BETWEEN JANUARY 1, 1997 AND MAY 1, 1998

For contracts issued before the Annuitant's 80th birthday, the Death Benefit is the highest of:

o your highest Account Value on any Contract Anniversary before Annuitant's age 81, plus subsequent contributions and minus a proportional adjustment for subsequent withdrawals (and associated charges);

o total contributions, minus an subsequent withdrawals (and associated charges); or

o your current Account Value. For contracts issued after the Annuitant's 80th birthday, the Death Benefit is the your current Account Value.

FOR CONTRACTS ISSUED BETWEEN MAY 1, 1996 AND DECEMBER 31, 1996, the Death Benefit is the greatest of:

o your current Account Value on the Business Day we receive due proof of death and the beneficiary's election in good order;

o the highest Account Value at the beginning of any Contract Year, plus subsequent contributions and minus an adjustment for subsequent withdrawals (and associated charges); or

o your total contributions less the sum of withdrawals (and associated charges)


                                    P51 - 53

FOR CONTRACTS ISSUED BETWEEN JANUARY 1, 1995 AND MAY 1, 1996, the Death Benefit is the greatest of:

o your Account Value on the seventh Contract Anniversary plus subsequent contributions, minus adjustments for any subsequent withdrawals (and associated charges), or the highest Account Value after the seventh Contract Anniversary;

o    total contributions minus any withdrawals (and associated charges); or

o your current Account Value on the Business Day we receive due proof of death and the beneficiary's election in good order.

FOR CONTRACTS ISSUED BEFORE JANUARY 1, 1995, the amount of the Death Benefit is the greatest of:

o    your Adjusted Account Value;

o the Account Value at the beginning of the seventh Contract Year, your total contributions less the sum of withdrawals plus subsequent contributions and minus a proportional adjustment for subsequent withdrawals (and associated charges); or

o for Annuitants younger than 70 years old on the birthday nearest the Contract Date, an enhanced minimum Death Benefit, explained below.

The enhanced minimum Death Benefit is the same as the guaranteed Death Benefit, except that the guaranteed Death Benefit may not exceed the maximum guaranteed Death Benefit.

The guaranteed Death Benefit on your Contract Date is your initial contribution. After that, every month we recalculate that portion of your guaranteed Death Benefit allocated to the Variable Investment Options by adding interest at an annual rate of 7% until the Contract Anniversary nearest the Annuitant's 70th birthday, subject to the maximum. We subtract from that the sum of any withdrawals or transfers from the Variable Account Options during the month and a pro rata amount of the interest accumulated that applies to the withdrawn or transferred amount. Therefore, your guaranteed Death Benefit at any time, subject to the maximum, is the sum of (1) your Guarantee Period Values, and (2) your contributions allocated to the Variable Account Options, including the amount of interest calculated on the values allocated to your Variable Account Options for purposes of determining the guaranteed Death Benefit, less any withdrawals or transfers and less the interest calculated on a pro rata basis on those withdrawals or transfers.

Your maximum guaranteed Death Benefit is determined by totaling your contributions during your first five Contract Years, subtracting all withdrawals (and associated charges), multiplying the result by two, and then adding that to your total contributions made after the first five Contract Years.


                                    P51 - 54

APPENDIX A

FINANCIAL INFORMATION FOR SEPARATE ACCOUNT II OF INTEGRITY (PINNACLE V)


For the Variable Account Options we currently offer, the table below shows the following data for Pinnacle V contracts with a mortality and expense risk charge of 1.55% issues after approximately May 1, 2007 (date varies by state): Unit Value at inception.


--------------------------------------------------- ----------- ------------
                                                        2006     INCEPTION
                                                                  DATE AND
                                                                    VALUE
--------------------------------------------------- ----------- ------------

DWS SMALL CAP INDEX VIP, CLASS B
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FIDELITY VIP ASSET MANAGER SERVICE, CLASS 2
Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FIDELITY VIP BALANCED, SERVICE CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FIDELITY VIP CONTRAFUND, SERVICE CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FIDELITY VIP DISCIPLINED SMALL CAP, SERVICE
CLASS 2                                                           $10.00
Unit value at beginning of period
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------


                                    P51 - 55

--------------------------------------------------- ----------- ------------
                                                        2006     INCEPTION
                                                                  DATE AND
                                                                    VALUE
--------------------------------------------------- ----------- ------------
FIDELITY VIP DYNAMIC CAPITAL APPRECIATION,
SERVICE CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FIDELITY VIP EQUITY-INCOME, SERVICE CLASS 2
Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FIDELITY VIP FREEDOM 2010,  SERVICE CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period                      4-30-07
--------------------------------------------------- ----------- ------------

FIDELITY VIP FREEDOM 2015,  SERVICE CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period                      4-30-07
--------------------------------------------------- ----------- ------------

FIDELITY VIP FREEDOM 2020, SERVICE CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period                      4-30-07
--------------------------------------------------- ----------- ------------

FIDELITY VIP FREEDOM 2025,  SERVICE CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period                      4-30-07
--------------------------------------------------- ----------- ------------

FIDELITY VIP FREEDOM 2030,  SERVICE CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period                      4-30-07
--------------------------------------------------- ----------- ------------


                                    P51 - 56

--------------------------------------------------- ----------- ------------
                                                        2006     INCEPTION
                                                                  DATE AND
                                                                    VALUE
--------------------------------------------------- ----------- ------------
FIDELITY VIP GROWTH, SERVICE CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FIDELITY VIP GROWTH & INCOME, SERVICE CLASS 2
Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FIDELITY VIP GROWTH OPPORTUNITIES, SERVICE CLASS 2
Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FIDELITY VIP HIGH INCOME, SERVICE CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FIDELITY VIP INDEX 500, SERVICE CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period                      4-30-07
--------------------------------------------------- ----------- ------------

FIDELITY VIP INVESTMENT GRADE BOND, SERVICE
CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FIDELITY VIP MID CAP, SERVICE CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FIDELITY VIP OVERSEAS, SERVICE CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

                                    P51 - 57

--------------------------------------------------- ----------- ------------
                                                        2006     INCEPTION
                                                                  DATE AND
                                                                    VALUE
--------------------------------------------------- ----------- ------------
FTVIPT FRANKLIN GROWTH & INCOME SECURITIES,
CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FTVIPT FRANKLIN INCOME SECURITIES, CLASS 2
Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FTVIPT FRANKLIN LARGE CAP GROWTH SECURITIES,
CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES, CLASS
2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period                      4-30-07
--------------------------------------------------- ----------- ------------

FTVIPT MUTUAL SHARES SECURITIES, CLASS 2
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FTVIPT TEMPLETON FOREIGN SECURITIES, CLASS 2
Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

FTVIPT TEMPLETON GROWTH SECURITIES, CLASS 2
Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST BALANCED
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

                                    P51 - 58

--------------------------------------------------- ----------- ------------
                                                        2006     INCEPTION
                                                                  DATE AND
                                                                    VALUE
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST BARON SMALL CAP
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST CORE BOND
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST EAGLE CAPITAL APPRECIATION
Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST ENHANCED DIVIDEND 30
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST GROWTH & INCOME FUND
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST HIGH YIELD FUND
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST MID CAP GROWTH
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST MONEY MARKET, SERVICE CLASS
Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------


                                    P51 - 59

--------------------------------------------------- ----------- ------------
                                                        2006     INCEPTION
                                                                  DATE AND
                                                                    VALUE
--------------------------------------------------- ----------- ------------
TOUCHSTONE VST THIRD AVENUE VALUE
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST VALUE PLUS FUND
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST AGGRESSIVE ETF SERVICE CLASS
Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST CONSERVATIVE ETF, SERVICE CLASS
Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST ENHANCED ETF, SERVICE CLASS
Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST MODERATE ETF, SERVICE CLASS
Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST AGGRESSIVE ETF, SERVICE CLASS -
GMAB OPTION
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------


                                    P51 - 60

--------------------------------------------------- ----------- ------------
                                                        2006     INCEPTION
                                                                  DATE AND
                                                                    VALUE
--------------------------------------------------- ----------- ------------
TOUCHSTONE VST CONSERVATIVE ETF, SERVICE CLASS -
GMAB OPTION
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

TOUCHSTONE VST MODERATE ETF, SERVICE CLASS - GMAB
OPTION
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

VAN KAMPEN LIT COMSTOCK, CLASS II
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II
Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

VAN KAMPEN UIF EMERGING MARKETS DEBT,
CLASS II
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

VAN KAMPEN UIF EMERGING MARKETS EQUITY, CLASS II Unit value at beginning of period
Unit value at end of period                                       $10.00
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------

VAN KAMPEN UIF U.S. REAL ESTATE, CLASS II
Unit value at beginning of period                                 $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------------- ----------- ------------


                                    P51 - 61

FINANCIAL INFORMATION FOR SEPARATE ACCOUNT II OF INTEGRITY (PINNACLE IV)

For the Variable Account Options we currently offer, the table below shows the following data for Pinnacle IV contracts with a mortality and expense risk charge of 1.45% issued between July 16, 2001 and May 1, 2007 (dates vary by state): Unit Value at inception; the number of Units outstanding at December 31 of each year since inception; and the Unit Value at the beginning and end of each period since inception.

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
DWS SMALL CAP INDEX VIP, CLASS A (254) (1)
Unit value at beginning of period                  $13.54       $13.17      $11.35        $7.87      $10.05           -            -
Unit value at end of period                        $15.68       $13.54      $13.17       $11.35       $7.87      $10.05
Number of units outstanding at end of period       12,554       14,397      21,250       23,855      22,298       2,706
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

DWS SMALL CAP INDEX VIP, CLASS B (284)
Unit value at beginning of period                  $13.00       $12.68      $10.96        $7.61           -           -            -
Unit value at end of period                        $15.01       $13.00      $12.68       $10.96       $7.61
Number of units outstanding at end of period       38,787       45,071      75,214       87,223       1,993
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FIDELITY VIP ASSET MANAGER, SERVICE CLASS 2
(232)
Unit value at beginning of period                  $10.60       $10.36           -
Unit value at end of period                        $11.19       $10.60      $10.36
Number of units outstanding at end of period       24,312       20,867      10,421
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FIDELITY VIP BALANCED, SERVICE CLASS 2 (214)
Unit value at beginning of period
Unit value at end of period                        $12.04       $11.58      $11.17            -           -           -            -
Number of units outstanding at end of period       $13.23       $12.04      $11.58       $11.17
                                                   87,376       79,635      69,254       10,517
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FIDELITY VIP CONTRAFUND, SERVICE CLASS 2 (239)
Unit value at beginning of period
Unit value at end of period                        $14.25       $12.40      $10.92        $8.65       $9.71           -            -
Number of units outstanding at end of period       $15.65       $14.25      $12.40       $10.92       $8.65       $9.71
                                                1,042,041      680,077     540,747      329,238     181,656      48,780
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
FIDELITY VIP DISCIPLINED SMALL CAP, SERVICE
CLASS 2 (1298)
Unit value at beginning of period
Unit value at end of period                        -            -           -            -           -           -                 -
Number of units outstanding at end of period
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
---------------------------------------------- ----------- ----------- ------------ ------------
                                                  1999        1998        1997       INCEPTION
                                                                                     DATE AND
                                                                                       VALUE
---------------------------------------------- ----------- ----------- ------------ ------------
DWS SMALL CAP INDEX VIP, CLASS A (254) (1)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

DWS SMALL CAP INDEX VIP, CLASS B (284)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FIDELITY VIP ASSET MANAGER, SERVICE CLASS 2
(232)
Unit value at beginning of period                                                     $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FIDELITY VIP BALANCED, SERVICE CLASS 2 (214)
Unit value at beginning of period
Unit value at end of period                             -           -            -    $10.00
Number of units outstanding at end of period

---------------------------------------------- ----------- ----------- ------------ ------------

FIDELITY VIP CONTRAFUND, SERVICE CLASS 2 (239)
Unit value at beginning of period
Unit value at end of period                             -           -            -    $10.00
Number of units outstanding at end of period

---------------------------------------------- ----------- ----------- ------------ ------------
FIDELITY VIP DISCIPLINED SMALL CAP, SERVICE
CLASS 2 (1298)
Unit value at beginning of period                                                     $10.00
Unit value at end of period                        -           -            -         4-27-07
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------


                                    P51 - 62

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
FIDELITY VIP DYNAMIC CAPITAL APPRECIATION,
SERVICE CLASS 2 (243)
Unit value at beginning of period                  $12.55       $10.55      $10.57        $8.59           -           -            -
Unit value at end of period                        $14.08       $12.55      $10.55       $10.57       $8.59
Number of units outstanding at end of period       31,971        9,977       4,900        3,073       3,106
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FIDELITY VIP EQUITY-INCOME, SERVICE CLASS 2
(237)
Unit value at beginning of period                  $11.50       $11.05      $10.08        $7.87       $9.64           -            -
Unit value at end of period                        $13.59       $11.50      $11.05       $10.08       $7.87       $9.64
Number of units outstanding at end of period      380,396      738,896     751,530      556,770     347,235      89,239
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FIDELITY VIP FREEDOM 2010, SERVICE CLASS 2
(1283)
Unit value at beginning of period                  -            -           -            -           -           -                 -
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FIDELITY VIP FREEDOM 2015, SERVICE CLASS 2
(1284)
Unit value at beginning of period                  -            -           -            -           -           -                 -
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FIDELITY VIP FREEDOM 2020, SERVICE CLASS 2
(1285)
Unit value at beginning of period                  -            -           -            -           -           -                 -
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FIDELITY VIP FREEDOM 2025, SERVICE CLASS 2
(1286)
Unit value at beginning of period                  -            -           -            -           -           -                 -
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FIDELITY VIP FREEDOM 2030, SERVICE CLASS 2
(1287)
Unit value at beginning of period                  -            -           -            -           -           -                 -
Unit value at end of period
Number of units outstanding at end of period

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
---------------------------------------------- ----------- ----------- ------------ ------------
                                                  1999        1998        1997       INCEPTION
                                                                                     DATE AND
                                                                                       VALUE
---------------------------------------------- ----------- ----------- ------------ ------------
FIDELITY VIP DYNAMIC CAPITAL APPRECIATION,
SERVICE CLASS 2 (243)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FIDELITY VIP EQUITY-INCOME, SERVICE CLASS 2
(237)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FIDELITY VIP FREEDOM 2010, SERVICE CLASS 2
(1283)                                                                                $10.00
Unit value at beginning of period                  -           -            -         4-30-07
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FIDELITY VIP FREEDOM 2015, SERVICE CLASS 2
(1284)                                                                                $10.00
Unit value at beginning of period                  -           -            -         4-30-07
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FIDELITY VIP FREEDOM 2020, SERVICE CLASS 2
(1285)                                                                                $10.00
Unit value at beginning of period                  -           -            -         4-30-07
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FIDELITY VIP FREEDOM 2025, SERVICE CLASS 2
(1286)                                                                                $10.00
Unit value at beginning of period                  -           -            -         4-30-07
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FIDELITY VIP FREEDOM 2030, SERVICE CLASS 2
(1287)                                                                                $10.00
Unit value at beginning of period                  -           -            -         4-30-07
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------


                                    P51 - 63

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
FIDELITY VIP GROWTH, SERVICE CLASS 2 (238)
Unit value at beginning of period                   $8.93        $8.59       $8.45        $6.47       $9.42           -            -
Unit value at end of period                         $9.38        $8.93       $8.59        $8.45       $6.47       $9.42
Number of units outstanding at end of period      216,974      446,998     365,952      362,460     121,212      40,739
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FIDELITY VIP GROWTH & INCOME, SERVICE CLASS 2
(240)
Unit value at beginning of period                  $10.86       $10.26        9.87        $8.11       $9.90           -            -
Unit value at end of period                        $12.08       $10.86      $10.26        $9.87       $8.11       $9.90
Number of units outstanding at end of period      173,304      485,577     473,443      262,336     113,847      26,772
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FIDELITY VIP GROWTH OPPORTUNITIES, SERVICE
CLASS 2 (241)
Unit value at beginning of period                  $10.60        $9.89       $9.39        $7.36       $9.58           -            -
Unit value at end of period                        $10.98       $10.60       $9.89        $9.39       $7.36       $9.58
Number of units outstanding at end of period       38,742       37,725      28,497       21,009      10,430       4,696
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FIDELITY VIP HIGH INCOME, SERVICE CLASS 2
(286)
Unit value at beginning of period
Unit value at end of period                        $12.48       $12.38      $11.49            -           -           -            -
Number of units outstanding at end of period       $13.66       $12.48      $12.38       $11.49
                                                  136,410       95,381     190,138      274,622
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
FIDELITY VIP INDEX 500, SERVICE CLASS 2
(1291)
Unit value at beginning of period
Unit value at end of period
Number of units outstanding at end of period          -            -           -            -           -           -              -
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FIDELITY VIP INVESTMENT GRADE BOND, SERVICE
CLASS 2 (408)
Unit value at beginning of period                  $10.36       $10.32           -                                                 -
Unit value at end of period                        $10.64       $10.36      $10.32
Number of units outstanding at end of period      108,388       77,215      17,787
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
---------------------------------------------- ----------- ----------- ------------ ------------
                                                  1999        1998        1997       INCEPTION
                                                                                     DATE AND
                                                                                       VALUE
---------------------------------------------- ----------- ----------- ------------ ------------
FIDELITY VIP GROWTH, SERVICE CLASS 2 (238)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FIDELITY VIP GROWTH & INCOME, SERVICE CLASS 2
(240)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FIDELITY VIP GROWTH OPPORTUNITIES, SERVICE
CLASS 2 (241)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FIDELITY VIP HIGH INCOME, SERVICE CLASS 2
(286)
Unit value at beginning of period
Unit value at end of period                             -           -            -    $10.00
Number of units outstanding at end of period

---------------------------------------------- ----------- ----------- ------------ ------------
FIDELITY VIP INDEX 500, SERVICE CLASS 2
(1291)
Unit value at beginning of period
Unit value at end of period                                                            $10.00
Number of units outstanding at end of period          -           -            -         4-27-07
---------------------------------------------- ----------- ----------- ------------ ------------

FIDELITY VIP INVESTMENT GRADE BOND, SERVICE
CLASS 2 (408)
Unit value at beginning of period                                                     $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------


                                    P51 - 64

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
FIDELITY VIP MID CAP, SERVICE CLASS 2 (242)
Unit value at beginning of period                  $17.67       $15.19      $12.36        $9.07      $10.23           -            -
Unit value at end of period                        $19.57       $17.67      $15.19       $12.36       $9.07      $10.23
Number of units outstanding at end of period      665,105      452,006     397,893      312,716     209,207      39,530
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FIDELITY VIP OVERSEAS, SERVICE CLASS 2 (409)
Unit value at beginning of period
Unit value at end of period                        $12.95       $11.06           -                                                 -
Number of units outstanding at end of period       $15.03       $12.95      $11.06
                                                   90,264       20,469       5,234
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FTVIPT FRANKLIN GROWTH & INCOME SECURITIES,
CLASS 2 (216)
Unit value at beginning of period                  $13.05       $12.79      $11.73            -           -           -            -
Unit value at end of period                        $15.01       $13.05      $12.79       $11.73
Number of units outstanding at end of period       93,147       93,656      89,108       56,286
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FTVIPT FRANKLIN INCOME SECURITIES, CLASS 2
(215)
Unit value at beginning of period
Unit value at end of period                        $14.13       $14.11      $12.58            -           -           -            -
Number of units outstanding at end of period       $16.46       $14.13      $14.11       $12.58
                                                  826,981      461,086     362,610      208,303
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FTVIPT FRANKLIN LARGE CAP GROWTH SECURITIES,
CLASS 2 (217)
Unit value at beginning of period                  $12.59       $12.64      $11.89            -           -           -            -
Unit value at end of period                        $13.76       $12.59      $12.64       $11.89
Number of units outstanding at end of period       73,919       85,891      68,991       24,231
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES,
CLASS 2 (1288)
Unit value at beginning of period
Unit value at end of period                           -            -           -            -           -           -              -
Number of units outstanding at end of period
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FTVIPT MUTUAL SHARES SECURITIES, CLASS 2
(219)
Unit value at beginning of period                  $14.64       $13.44      $12.10            -           -           -            -
Unit value at end of period                        $17.08       $14.64      $13.44       $12.10
Number of units outstanding at end of period      320,805      232,478     148,509       69,557
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
---------------------------------------------- ----------- ----------- ------------ ------------
                                                  1999        1998        1997       INCEPTION
                                                                                     DATE AND
                                                                                       VALUE
---------------------------------------------- ----------- ----------- ------------ ------------
FIDELITY VIP MID CAP, SERVICE CLASS 2 (242)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FIDELITY VIP OVERSEAS, SERVICE CLASS 2 (409)
Unit value at beginning of period
Unit value at end of period                             -           -            -    $10.00
Number of units outstanding at end of period

---------------------------------------------- ----------- ----------- ------------ ------------

FTVIPT FRANKLIN GROWTH & INCOME SECURITIES,
CLASS 2 (216)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FTVIPT FRANKLIN INCOME SECURITIES, CLASS 2
(215)
Unit value at beginning of period
Unit value at end of period                             -           -            -    $10.00
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FTVIPT FRANKLIN LARGE CAP GROWTH SECURITIES,
CLASS 2 (217)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES,
CLASS 2 (1288)
Unit value at beginning of period                                                     $10.00
Unit value at end of period                           -           -            -      4-30-07
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FTVIPT MUTUAL SHARES SECURITIES, CLASS 2
(219)
Unit value at beginning of period
Unit value at end of period                             -           -            -    $10.00
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------


                                    P51 - 65

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
FTVIPT TEMPLETON FOREIGN SECURITIES, CLASS 2
(218)
Unit value at beginning of period                  $15.92       $14.66      $12.55            -           -           -            -
Unit value at end of period                        $19.06       $15.92      $14.66       $12.55
Number of units outstanding at end of period      160,397      153,586      80,323       26,269
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

FTVIPT TEMPLETON GROWTH SECURITIES, CLASS 2
(220)
Unit value at beginning of period                  $15.25       $14.22      $12.43            -           -           -            -
Unit value at end of period                        $18.31       $15.25      $14.22       $12.43
Number of units outstanding at end of period      527,334      129,680     104,979       37,346
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST BALANCED (298)
Unit value at beginning of period                  $12.56       $11.95      $11.07        $9.24           -           -            -
Unit value at end of period                        $13.73       $12.56      $11.95       $11.07       $9.24
Number of units outstanding at end of period       90,677       94,972      61,605       31,766       1,332
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST BARON SMALL CAP VALUE (246)
Unit value at beginning of period                  $14.90       $14.04      $11.14        $8.47           -           -            -
Unit value at end of period                        $17.36       $14.90      $14.04       $11.14       $8.47
Number of units outstanding at end of period      168,193      191,511     154,482      103,621      72,718
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST CORE BOND (292)
Unit value at beginning of period                  $10.89       $10.87      $10.68       $10.47           -           -            -
Unit value at end of period                        $11.17       $10.89      $10.87       $10.68      $10.47
Number of units outstanding at end of period      136,349      128,106      97,024       57,926       6,674
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST EAGLE CAPITAL APPRECIATION
(247)
Unit value at beginning of period                   $9.17        $9.30       $8.21        $6.30           -           -            -
Unit value at end of period                        $10.56        $9.17       $9.30        $8.21       $6.30
Number of units outstanding at end of period       21,688       27,220      38,197       42,469      21,232
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST MID CAP GROWTH (288)
Unit value at beginning of period                  $13.97       $12.29      $11.13        $7.67           -           -            -
Unit value at end of period                        $15.99       $13.97      $12.29       $11.13       $7.67
Number of units outstanding at end of period      111,045      106,474     112,887       66,114         756
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
---------------------------------------------- ----------- ----------- ------------ ------------
                                                  1999        1998        1997       INCEPTION
                                                                                     DATE AND
                                                                                       VALUE
---------------------------------------------- ----------- ----------- ------------ ------------
FTVIPT TEMPLETON FOREIGN SECURITIES, CLASS 2
(218)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

FTVIPT TEMPLETON GROWTH SECURITIES, CLASS 2
(220)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST BALANCED (298)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST BARON SMALL CAP VALUE (246)
Unit value at beginning of period                        -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST CORE BOND (292)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST EAGLE CAPITAL APPRECIATION
(247)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST MID CAP GROWTH (288)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

                                    P51 - 66

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
TOUCHSTONE VST ENHANCED DIVIDEND 30 (291)
Unit value at beginning of period                  $10.52       $11.01      $10.62        $8.17           -           -            -
Unit value at end of period                        $13.12       $10.52      $11.01       $10.62       $8.17
Number of units outstanding at end of period      152,979      155,170     167,840      136,184           -
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST GROWTH & INCOME (297)
Unit value at beginning of period                  $11.77       $11.72      $10.81        $8.25           -           -            -
Unit value at end of period                        $13.18       $11.77      $11.72       $10.81       $8.25
Number of units outstanding at end of period       81,596       86,525      74,576       31,848           -
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST HIGH YIELD (289)
Unit value at beginning of period                  $13.08       $12.85      $11.90        $9.74           -           -            -
Unit value at end of period                        $13.90       $13.08      $12.85       $11.90       $9.74
Number of units outstanding at end of period      389,140      236,776     384,963      124,089     133,376
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST MONEY MARKET, SERVICE CLASS
(299)
Unit value at beginning of period                  $10.06        $9.92       $9.96            -
Unit value at end of period                        $10.38       $10.06       $9.92        $9.96
Number of units outstanding at end of period      543,497      686,295     251,288      325,822
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST THIRD AVENUE VALUE (244)
Unit value at beginning of period                  $16.02       $13.85      $11.16        $8.08       $9.93           -            -
Unit value at end of period                        $18.30       $16.02      $13.85       $11.16       $8.08       $9.93
Number of units outstanding at end of period      734,191      728,452     586,207      428,861     311,194      57,286
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST VALUE PLUS (290)
Unit value at beginning of period                  $10.93       $10.86       $9.97        $7.80           -           -            -
Unit value at end of period                        $12.90       $10.93      $10.86        $9.97       $7.80
Number of units outstanding at end of period       46,001       66,088      68,426       61,804           -
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST AGGRESSIVE ETF, SERVICE CLASS
(1278)
Unit value at beginning of period                  $10.00       -           -            -           -           -                 -
Unit value at end of period                        $10.90
Number of units outstanding at end of period       17,788
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
---------------------------------------------- ----------- ----------- ------------ ------------
                                                  1999        1998        1997       INCEPTION
                                                                                     DATE AND
                                                                                       VALUE
---------------------------------------------- ----------- ----------- ------------ ------------
TOUCHSTONE VST ENHANCED DIVIDEND 30 (291)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST GROWTH & INCOME (297)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST HIGH YIELD (289)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST MONEY MARKET, SERVICE CLASS
(299)
Unit value at beginning of period                                                      $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST THIRD AVENUE VALUE (244)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST VALUE PLUS (290)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST AGGRESSIVE ETF, SERVICE CLASS
(1278)                                                                                $10.00
Unit value at beginning of period                  -           -            -
Unit value at end of period                                                           7-31-06
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------


                                    P51 - 67

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
TOUCHSTONE VST CONSERVATIVE ETF, SERVICE
CLASS (1268)
Unit value at beginning of period                  $10.00       -           -            -           -           -                 -
Unit value at end of period                        $10.58
Number of units outstanding at end of period       47,703
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST ENHANCED ETF, SERVICE CLASS
(1279)                                                                                                                             -
Unit value at beginning of period                  $10.00       -           -            -           -           -
Unit value at end of period                        $11.03
Number of units outstanding at end of period       46,599
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST MODERATE ETF, SERVICE CLASS
(1273)
Unit value at beginning of period                  $10.00       -           -            -           -           -                 -
Unit value at end of period                        $10.72
Number of units outstanding at end of period       36,896
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST AGGRESSIVE ETF, SERVICE
CLASS - GMAB OPTION (1296)
Unit value at beginning of period                  $10.00       -           -            -           -           -                 -
Unit value at end of period                        $10.87
Number of units outstanding at end of period       18,140
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

TOUCHSTONE VST CONSERVATIVE ETF, SERVICE
CLASS - GMAB OPTION (1293)
Unit value at beginning of period                  $10.00       -           -            -           -           -                 -
Unit value at end of period                        $10.55
Number of units outstanding at end of period       22,257
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
---------------------------------------------- ----------- ----------- ------------ ------------
                                                  1999        1998        1997       INCEPTION
                                                                                     DATE AND
                                                                                       VALUE
---------------------------------------------- ----------- ----------- ------------ ------------
TOUCHSTONE VST CONSERVATIVE ETF, SERVICE
CLASS (1268)                                                                            $10.00
Unit value at beginning of period                  -           -            -
Unit value at end of period                                                            7-31-06
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST ENHANCED ETF, SERVICE CLASS
(1279)                                                                                 $10.00
Unit value at beginning of period                   -           -            -
Unit value at end of period
Number of units outstanding at end of period                                           7-31-06
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST MODERATE ETF, SERVICE CLASS
(1273)                                                                                 $10.00
Unit value at beginning of period                   -           -            -
Unit value at end of period                                                            7-31-06
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST AGGRESSIVE ETF, SERVICE
CLASS - GMAB OPTION (1296)                                                              $10.00
Unit value at beginning of period                   -           -            -
Unit value at end of period                                                            7-31-06
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

TOUCHSTONE VST CONSERVATIVE ETF, SERVICE
CLASS - GMAB OPTION (1293)                                                             $10.00
Unit value at beginning of period                   -           -            -
Unit value at end of period                                                            7-31-06
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------


                                    P51 - 68

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
TOUCHSTONE VST MODERATE ETF, SERVICE CLASS -
GMAB OPTION (1294)
Unit value at beginning of period                  $10.00       -           -            -           -           -                 -
Unit value at end of period                        $10.69
Number of units outstanding at end of period        4,291
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

VAN KAMPEN LIT COMSTOCK, CLASS II (208)
Unit value at beginning of period                  $14.54       $14.17      $12.24       $10.00           -           -            -
Unit value at end of period                        $16.62       $14.54      $14.17       $12.24
Number of units outstanding at end of period       89,764      107,217      81,001       20,908
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II
(209)
Unit value at beginning of period                  $13.30       $12.54      $11.92       $10.00           -           -            -
Unit value at end of period                        $13.45       $13.30      $12.54       $11.92
Number of units outstanding at end of period       27,453       31,560      31,296        3,144
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

VAN KAMPEN UIF EMERGING MARKETS DEBT,
CLASS II (1289)
Unit value at beginning of period                       -            -           -            -           -           -            -
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

VAN KAMPEN UIF EMERGING MKTS EQUITY,
CLASS II (210)
Unit value at beginning of period                  $22.97       $17.42      $14.37            -           -           -            -
Unit value at end of period                        $31.05       $22.97      $17.42       $14.37
Number of units outstanding at end of period       81,270       65,905      60,000       19,728
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------

VAN KAMPEN UIF U.S. REAL ESTATE, CLASS II
(1299)
Unit value at beginning of period
Unit value at end of period                             -            -           -            -           -           -            -
Number of units outstanding at end of period
---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
---------------------------------------------- ----------- ----------- ------------ ------------
                                                  1999        1998        1997       INCEPTION
                                                                                     DATE AND
                                                                                       VALUE
---------------------------------------------- ----------- ----------- ------------ ------------
TOUCHSTONE VST MODERATE ETF, SERVICE CLASS -
GMAB OPTION (1294)                                                                      $10.00
Unit value at beginning of period                   -           -            -
Unit value at end of period                                                            7-31-06
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

VAN KAMPEN LIT COMSTOCK, CLASS II (208)
Unit value at beginning of period                        -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II
(209)
Unit value at beginning of period                        -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
----------------------------------------------- ----------- ----------- ------------ ------------

VAN KAMPEN UIF EMERGING MARKETS DEBT,
CLASS II (1289)
Unit value at beginning of period                        -           -            -    $10.00
Unit value at end of period                                                            4-28-07
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

VAN KAMPEN UIF EMERGING MKTS EQUITY,
CLASS II (210)
Unit value at beginning of period                        -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
---------------------------------------------- ----------- ----------- ------------ ------------

VAN KAMPEN UIF U.S. REAL ESTATE, CLASS II
(1299)
Unit value at beginning of period
Unit value at end of period                              -           -            -    $10.00
Number of units outstanding at end of period                                           4-28-07
---------------------------------------------- ----------- ----------- ------------ ------------

(1)  Only available in certain contracts.


                                    P51 - 69

FINANCIAL INFORMATION FOR SEPARATE ACCOUNT II OF INTEGRITY (PINNACLE I, II &
III)

For the Variable Account Options we currently offer, the table below shows the following data for Pinnacle I, II and III contracts with a mortality and expense risk charge of 1.35% issued prior to approximately May 1, 2004 (date varies by state): Unit Values at inception; the number of units outstanding at December 31 of each year since inception; and the Unit Value at the beginning and end of each period since inception.


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
FIDELITY VIP ASSET MANAGER, SERVICE CLASS 2
(402)
Unit value at beginning of period                  $10.62      $10.37            -      -            -           -              -
Unit value at end of period                        $11.22      $10.62       $10.37
Number of units outstanding at end of period        1,522      24,002            -
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FIDELITY VIP BALANCED, SERVICE CLASS 2 (403)
Unit value at beginning of period                  $10.93      $10.50            -      -            -           -              -
Unit value at end of period                        $12.02      $10.93       $10.50
Number of units outstanding at end of period       36,736      36,541       49,805
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FIDELITY VIP CONTRAFUND, INITIAL CLASS (442)
Unit value at beginning of period                  $18.16      $15.74       $13.82      $10.90       $12.19      $14.08      $15.29
Unit value at end of period                        $20.01      $18.16       $15.74      $13.82       $10.90      $12.19      $14.08
Number of units outstanding at end of period      916,926   1,201,431    1,260,440   1,298,178    1,425,302   1,519,016   1,735,357
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------
FIDELITY VIP DISCIPLINED SMALL CAP, SERVICE
CLASS 2 (045)
Unit value at beginning of period
Unit value at end of period                        -           -            -           -            -           -              -
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FIDELITY VIP DYNAMIC CAPITAL APPRECIATION,
SERVICE CLASS 2 (404)                                                            -
Unit value at beginning of period                  $12.69      $10.66       $10.66      -            -           -              -
Unit value at end of period                        $14.25      $12.69       14,692
Number of units outstanding at end of period       18,516      17,795
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FIDELITY VIP EQUITY-INCOME, INITIAL
CLASS (444)
Unit value at beginning of period                  $14.11      $13.51       $12.28       $9.55       $11.66      $12.43      $11.62
Unit value at end of period                        $16.73      $14.11       $13.51      $12.28        $9.55      $11.66      $12.43
Number of units outstanding at end of period      674,841     900,224    1,276,954   1,346,565    1,422,524   1,532,888   1,303,950
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------
--------------------------------------------- ----------- ----------- ------------ ------------
                                                 1999        1998        1997       INCEPTION
                                                                                    DATE AND
                                                                                      VALUE
--------------------------------------------- ----------- ----------- ------------ ------------
FIDELITY VIP ASSET MANAGER, SERVICE CLASS 2
(402)
Unit value at beginning of period                  -           -                -     $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

FIDELITY VIP BALANCED, SERVICE CLASS 2 (403)
Unit value at beginning of period                  -           -                -     $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

FIDELITY VIP CONTRAFUND, INITIAL CLASS (442)
Unit value at beginning of period                  $12.47       $9.73                 $10.00
Unit value at end of period                        $15.29      $12.47        $9.73
Number of units outstanding at end of period    1,652,352     893,485      129,361
--------------------------------------------- ------------ ----------- ------------ -----------
FIDELITY VIP DISCIPLINED SMALL CAP, SERVICE
CLASS 2 (045)
Unit value at beginning of period
Unit value at end of period                        -           -                -     $10.00
Number of units outstanding at end of period                                          4-30-07
--------------------------------------------- ------------ ----------- ------------ -----------

FIDELITY VIP DYNAMIC CAPITAL APPRECIATION,
SERVICE CLASS 2 (404)
Unit value at beginning of period                  -           -                -      $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

FIDELITY VIP EQUITY-INCOME, INITIAL
CLASS (444)
Unit value at beginning of period                  $11.08      $10.06                 $10.00
Unit value at end of period                        $11.62      $11.08       $10.06
Number of units outstanding at end of period    1,571,231   1,206,214      155,520
--------------------------------------------- ------------ ----------- ------------ -----------


                                     P51-70

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
FIDELITY VIP FREEDOM 2010, SERVICE CLASS 2
(023)
Unit value at beginning of period                  -           -            -           -            -           -              -
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FIDELITY VIP FREEDOM 2015, SERVICE CLASS 2
(024)
Unit value at beginning of period                  -           -            -           -            -           -              -
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FIDELITY VIP FREEDOM 2020, SERVICE CLASS 2
(025)
Unit value at beginning of period                  -           -            -           -            -           -              -
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FIDELITY VIP FREEDOM 2025, SERVICE CLASS 2
(026)
Unit value at beginning of period                  -           -            -           -            -           -              -
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FIDELITY VIP FREEDOM 2030, SERVICE CLASS 2
(027)
Unit value at beginning of period                  -           -            -           -            -           -              -
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FIDELITY VIP GROWTH, SERVICE CLASS 2 (049)
Unit value at beginning of period
Unit value at end of period                        -           -            -           -            -           -              -
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------
--------------------------------------------- ----------- ----------- ------------ ------------
                                                 1999        1998        1997       INCEPTION
                                                                                    DATE AND
                                                                                      VALUE
--------------------------------------------- ----------- ----------- ------------ ------------
FIDELITY VIP FREEDOM 2010, SERVICE CLASS 2
(023)
Unit value at beginning of period                  -           -               -     $10.00
Unit value at end of period                                                          4-30-07
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

FIDELITY VIP FREEDOM 2015, SERVICE CLASS 2
(024)
Unit value at beginning of period                  -           -                -     $10.00
Unit value at end of period                                                          4-30-07
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

FIDELITY VIP FREEDOM 2020, SERVICE CLASS 2
(025)
Unit value at beginning of period                  -           -                -     $10.00
Unit value at end of period                                                          4-30-07
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

FIDELITY VIP FREEDOM 2025, SERVICE CLASS 2
(026)
Unit value at beginning of period                  -           -                -     $10.00
Unit value at end of period                                                          4-30-07
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

FIDELITY VIP FREEDOM 2030, SERVICE CLASS 2
(027)
Unit value at beginning of period                  -           -                -     $10.00
Unit value at end of period                                                             4-30-07
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

FIDELITY VIP GROWTH, SERVICE CLASS 2 (049)
Unit value at beginning of period
Unit value at end of period                        -           -                -     $10.00
Number of units outstanding at end of period                                         4-27-07
--------------------------------------------- ------------ ----------- ------------ -----------


                                     P51-71

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
FIDELITY VIP GROWTH & INCOME, INITIAL CLASS
(445)
Unit value at beginning of period                  $13.44      $12.66       $12.13       $9.93       $12.07      $13.41      $14.11
Unit value at end of period                        $15.00      $13.44       $12.66      $12.13        $9.93      $12.07      $13.41
Number of units outstanding at end of period      379,608     556,026      747,678     901,629      952,583   1,130,965   1,111,831
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FIDELITY VIP GROWTH OPPORTUNITIES, INITIAL
CLASS (443)
Unit value at beginning of period                  $10.06       $9.36        $8.86       $6.91        $8.97      $10.62      $12.98
Unit value at end of period                        $10.47      $10.06        $9.36       $8.86        $6.91       $8.97      $10.62
Number of units outstanding at end of period      149,274     256,861      392,637     465,755      472,524     661,779     768,638
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FIDELITY VIP HIGH INCOME, SERVICE CLASS 2
(405)
Unit value at beginning of period                  $10.85      $10.75            -      -            -           -              -
Unit value at end of period                        $11.88      $10.85       $10.75
Number of units outstanding at end of period      109,560      17,348      377,400
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------
FIDELITY VIP INDEX 500, SERVICE CLASS 2
(029)
Unit value at beginning of period
Unit value at end of period
Number of units outstanding at end of period       -           -            -           -            -           -              -
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FIDELITY VIP INVESTMENT GRADE BOND, SERVICE
CLASS 2 (406)
Unit value at beginning of period                  $10.38      $10.33            -      -            -           -              -
Unit value at end of period                        $10.67      $10.38       $10.33
Number of units outstanding at end of period       75,137      98,143       58,076
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FIDELITY VIP MID CAP, SERVICE CLASS 2 (047)
Unit value at beginning of period
Unit value at end of period                        -           -            -           -            -           -              -
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FIDELITY VIP OVERSEAS,- SERVICE CLASS 2 (407)
Unit value at beginning of period                  $12.97      $11.07            -      -            -           -              -
Unit value at end of period                        $15.07      $12.97       $11.07
Number of units outstanding at end of period       48,216      23,441        4,618
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------
--------------------------------------------- ----------- ----------- ------------ ------------
                                                 1999        1998        1997       INCEPTION
                                                                                    DATE AND
                                                                                      VALUE
--------------------------------------------- ----------- ----------- ------------ ------------
FIDELITY VIP GROWTH & INCOME, INITIAL CLASS
(445)
Unit value at beginning of period                  $13.10      $10.24                 $10.00
Unit value at end of period                        $14.11      $13.10       $10.24
Number of units outstanding at end of period    1,291,885     859,704      119,576
--------------------------------------------- ------------ ----------- ------------ -----------

FIDELITY VIP GROWTH OPPORTUNITIES, INITIAL
CLASS (443)
Unit value at beginning of period                  $12.62      $10.26                 $10.00
Unit value at end of period                        $12.98      $12.62       $10.26
Number of units outstanding at end of period      948,352     617,513       78,180
--------------------------------------------- ------------ ----------- ------------ -----------

FIDELITY VIP HIGH INCOME, SERVICE CLASS 2
(405)
Unit value at beginning of period                  -           -                -     $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------
FIDELITY VIP INDEX 500, SERVICE CLASS 2
(029)
Unit value at beginning of period
Unit value at end of period                                                           $10.00
Number of units outstanding at end of period       -           -                -     4-27-07
--------------------------------------------- ------------ ----------- ------------ -----------

FIDELITY VIP INVESTMENT GRADE BOND, SERVICE
CLASS 2 (406)
Unit value at beginning of period                  -           -                -     $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

FIDELITY VIP MID CAP, SERVICE CLASS 2 (047)
Unit value at beginning of period
Unit value at end of period                        -           -                -     $10.00
Number of units outstanding at end of period                                         4-27-07
--------------------------------------------- ------------ ----------- ------------ -----------

FIDELITY VIP OVERSEAS,- SERVICE CLASS 2 (407)
Unit value at beginning of period                  -           -               -      $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------


                                     P51-72

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
FTVIPT FRANKLIN GROWTH & INCOME SECURITIES,
CLASS 2 (044)
Unit value at beginning of period                  -           -            -           -            -           -              -
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FTVIPT FRANKLIN INCOME SECURITIES, CLASS 1
(433)
Unit value at beginning of period                  $14.28      $14.22       $12.63      $10.00            -           -         -
Unit value at end of period                        $16.70      $14.28       $14.22      $12.63
Number of units outstanding at end of period    1,467,377   1,913,947    2,225,251   2,619,202
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FTVIPT FRANKLIN LARGE CAP GROWTH SECURITIES,
CLASS 2 (435)
Unit value at beginning of period                  $12.63      $12.67       $11.90      $10.00            -           -         -
Unit value at end of period                        $13.82      $12.63       $12.67      $11.90
Number of units outstanding at end of period       31,380      40,911       32,611      15,672
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES,
CLASS 2 (028)
Unit value at beginning of period
Unit value at end of period                             -           -            -           -            -           -         -
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FTVIPT MUTUAL SHARES SECURITIES, CLASS 2
(436)
Unit value at beginning of period                  $14.68      $13.46       $12.12      $10.00            -           -         -
Unit value at end of period                        $17.15      $14.68       $13.46      $12.12
Number of units outstanding at end of period      281,299     277,130      155,623     147,344
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FTVIPT TEMPLETON FOREIGN SECURITIES, CLASS 2
(439)
Unit value at beginning of period                  $15.97      $14.69       $12.57      $10.00            -           -         -
Unit value at end of period                        $19.13      $15.97       $14.69      $12.57
Number of units outstanding at end of period      132,385     178,899       98,229      82,198
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

FTVIPT TEMPLETON GROWTH SECURITIES, CLASS 2
(437)
Unit value at beginning of period                  $15.30      $14.24       $12.45      $10.00            -           -         -
Unit value at end of period                        $18.38      $15.30       $14.24      $12.45
Number of units outstanding at end of period      198,244     214,122       97,800      32,447
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------
--------------------------------------------- ----------- ----------- ------------ ------------
                                                 1999        1998        1997       INCEPTION
                                                                                    DATE AND
                                                                                      VALUE
--------------------------------------------- ----------- ----------- ------------ ------------
FTVIPT FRANKLIN GROWTH & INCOME SECURITIES,
CLASS 2 (044)
Unit value at beginning of period                  -           -              -       $10.00
Unit value at end of period                                                          4-27-07
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

FTVIPT FRANKLIN INCOME SECURITIES, CLASS 1
(433)
Unit value at beginning of period                  -           -              -       $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

FTVIPT FRANKLIN LARGE CAP GROWTH SECURITIES,
CLASS 2 (435)
Unit value at beginning of period                   -           -             -      $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------
FTVIPT FRANKLIN SMALL CAP VALUE SECURITIES,
CLASS 2 (028)
Unit value at beginning of period
Unit value at end of period                         -           -             -      $10.00
Number of units outstanding at end of period                                         4-30-07
--------------------------------------------- ------------ ----------- ------------ -----------

FTVIPT MUTUAL SHARES SECURITIES, CLASS 2
(436)
Unit value at beginning of period                    -           -            -      $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

FTVIPT TEMPLETON FOREIGN SECURITIES, CLASS 2
(439)
Unit value at beginning of period                     -           -            -     $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

FTVIPT TEMPLETON GROWTH SECURITIES, CLASS 2
(437)
Unit value at beginning of period                     -           -            -     $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------


                                     P51-73

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
TOUCHSTONE VST BALANCED (476)
Unit value at beginning of period                  $12.61      $11.99       $11.08       $9.24            -           -         -
Unit value at end of period                        $13.79      $12.61       $11.99      $11.08        $9.24
Number of units outstanding at end of period      136,024     134,194      172,707     143,674       61,716
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

TOUCHSTONE VST BARON SMALL CAP VALUE (431)
Unit value at beginning of period                  $26.86      $25.28       $20.05      $15.23            -           -         -
Unit value at end of period                        $31.33      $26.86       $25.28      $20.05       $15.23
Number of units outstanding at end of period      133,758     185,632      185,980     203,229      236,032
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

TOUCHSTONE VST CORE BOND (466)
Unit value at beginning of period                  $10.93      $10.90       $10.70      $10.48            -           -         -
Unit value at end of period                        $11.22      $10.93       $10.90      $10.70       $10.48
Number of units outstanding at end of period       83,827     109,727      109,117     163,286      184,869
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

TOUCHSTONE VST EAGLE CAPITAL APPRECIATION
(450)
Unit value at beginning of period                  $19.24      $19.48       $17.19      $13.17       $19.21      $27.02      $35.32
Unit value at end of period                        $22.17      $19.24       $19.48      $17.19       $13.17      $19.21      $27.02
Number of units outstanding at end of period      344,995     440,850      604,193     725,005      813,251   1,023,394   1,230,280
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

TOUCHSTONE VST ENHANCED DIVIDEND 30 (465)
Unit value at beginning of period                  $10.56      $11.04       $10.64       $8.18            -           -         -
Unit value at end of period                        $13.18      $10.56       $11.04      $10.64
Number of units outstanding at end of period      634,670   1,078,127    1,355,134   1,681,322
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

TOUCHSTONE VST GROWTH & INCOME (475)
Unit value at beginning of period                  $11.81      $11.76       $10.82       $8.26            -           -         -
Unit value at end of period                        $13.25      $11.81       $11.76      $10.82        $8.26
Number of units outstanding at end of period       31,667      41,579       56,631      58,552       24,042
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

TOUCHSTONE VST HIGH YIELD (463)
Unit value at beginning of period                  $13.12      $12.88       $11.92       $9.75            -           -         -
Unit value at end of period                        $13.97      $13.12       $12.88      $11.92        $9.75
Number of units outstanding at end of period      246,607      426,79      534,408   1,048,075      723,541
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

TOUCHSTONE VST MID CAP GROWTH (462)
Unit value at beginning of period                  $14.02      $12.32       $11.15       $7.67            -           -         -
Unit value at end of period                        $16.07      $14.02       $12.32      $11.15        $7.67
Number of units outstanding at end of period       57,079      73,516       98,578      85,135       39,566
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------
--------------------------------------------- ----------- ----------- ------------ ------------
                                                 1999        1998        1997       INCEPTION
                                                                                    DATE AND
                                                                                      VALUE
--------------------------------------------- ----------- ----------- ------------ ------------
TOUCHSTONE VST BALANCED (476)
Unit value at beginning of period                     -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

TOUCHSTONE VST BARON SMALL CAP VALUE (431)
Unit value at beginning of period                     -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

TOUCHSTONE VST CORE BOND (466)
Unit value at beginning of period                     -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

TOUCHSTONE VST EAGLE CAPITAL APPRECIATION
(450)
Unit value at beginning of period                  $26.42      $19.74       $14.85  $10.00
Unit value at end of period                        $35.32      $26.42       $19.74
Number of units outstanding at end of period    1,214,898   1,345,118    1,295,185
--------------------------------------------- ------------ ----------- ------------ -----------

TOUCHSTONE VST ENHANCED DIVIDEND 30 (465)
Unit value at beginning of period                     -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

TOUCHSTONE VST GROWTH & INCOME (475)
Unit value at beginning of period                     -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

TOUCHSTONE VST HIGH YIELD (463)
Unit value at beginning of period                     -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

TOUCHSTONE VST MID CAP GROWTH (462)
Unit value at beginning of period                     -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------


                                     P51-74

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
TOUCHSTONE VST MONEY MARKET, INITIAL CLASS
(469)
Unit value at beginning of period                  $10.14       $9.97        $9.97      $10.00            -           -         -
Unit value at end of period                        $10.50      $10.14        $9.97       $9.97
Number of units outstanding at end of period    1,108,687   1,224,340      741,819   1,202,155
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

TOUCHSTONE VST THIRD AVENUE VALUE (420)
Unit value at beginning of period                  $47.99      $41.43       $33.35      $24.11       $29.62      $26.06      $23.76
Unit value at end of period                        $54.86      $47.99       $41.43      $33.35       $24.11      $29.62      $26.06
Number of units outstanding at end of period      407,462     571,704      656,051     741,076      780,658     934,887     620,186
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

TOUCHSTONE VST VALUE PLUS (464)
Unit value at beginning of period                  $10.97      $10.89        $9.98       $7.80            -           -         -
Unit value at end of period                        $12.96      $10.97       $10.89       $9.98        $7.80
Number of units outstanding at end of period      253,343     359,771      464,320     541,792        6,205
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

TOUCHSTONE VST AGGRESSIVE ETF, INITIAL CLASS
(498)
Unit value at beginning of period                  $10.60      $10.27            -
Unit value at end of period                        $11.87      $10.60       $10.27      -            -           -              -
Number of units outstanding at end of period       51,120      64,045       23,909
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

TOUCHSTONE VST CONSERVATIVE ETF, INITIAL
CLASS (400)
Unit value at beginning of period                  $10.36      $10.16            -
Unit value at end of period                        $11.05      $10.36       $10.16      -            -           -              -
Number of units outstanding at end of period      124,949      16,880            -
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

TOUCHSTONE VST ENHANCED ETF, INITIAL CLASS
(499)
Unit value at beginning of period                  $10.98      $10.50            -
Unit value at end of period                        $12.50      $10.98       $10.50      -            -           -              -
Number of units outstanding at end of period      446,813     268,034          193
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

TOUCHSTONE VST MODERATE ETF, INITIAL CLASS
(497)
Unit value at beginning of period                  $10.51      $10.25            -
Unit value at end of period                        $11.51      $10.51       $10.25      -            -           -              -
Number of units outstanding at end of period      149,406     145,411        2,011
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------
--------------------------------------------- ----------- ----------- ------------ ------------
                                                 1999        1998        1997       INCEPTION
                                                                                    DATE AND
                                                                                      VALUE
--------------------------------------------- ----------- ----------- ------------ ------------
TOUCHSTONE VST MONEY MARKET, INITIAL CLASS
(469)
Unit value at beginning of period                     -           -            -     $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

TOUCHSTONE VST THIRD AVENUE VALUE (420)
Unit value at beginning of period                  $27.42      $23.47       $18.24   $10.00
Unit value at end of period                        $23.76      $27.42       $23.47
Number of units outstanding at end of period      930,696   1,385,723    1,278,296
--------------------------------------------- ------------ ----------- ------------ -----------

TOUCHSTONE VST VALUE PLUS (464)
Unit value at beginning of period                     -           -            -     $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

TOUCHSTONE VST AGGRESSIVE ETF, INITIAL CLASS
(498)
Unit value at beginning of period                  -           -               -     $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

TOUCHSTONE VST CONSERVATIVE ETF, INITIAL
CLASS (400)
Unit value at beginning of period                  -           -               -     $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

TOUCHSTONE VST ENHANCED ETF, INITIAL CLASS
(499)
Unit value at beginning of period                  -           -               -     $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

TOUCHSTONE VST MODERATE ETF, INITIAL CLASS
(497)
Unit value at beginning of period                  -           -               -     $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------


                                     P51-75

---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
                                                  2006        2005         2004        2003         2002        2001        2000


---------------------------------------------- ----------- ------------ ----------- ------------ ----------- ----------- -----------
VAN KAMPEN LIT COMSTOCK, CLASS II (429)
Unit value at beginning of period                  $14.58      $14.20       $12.25      $10.00       -           -              -
Unit value at end of period                        $16.69      $14.58       $14.20      $12.25
Number of units outstanding at end of period       63,602      89,197       62,173      32,215
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II
(459)
Unit value at beginning of period
Unit value at end of period                        $13.34      $12.56       $11.93      $10.00       -           -              -
Number of units outstanding at end of period       $13.51      $13.34       $12.56      $11.93
                                                   10,001      10,651       18,299       7,394
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

VAN KAMPEN UIF EMERGING MARKETS DEBT,
CLASS I (449)
Unit value at beginning of period                  $16.23      $14.65       $13.50      $10.70        $9.93       $9.14       $8.32
Unit value at end of period                        $17.74      $16.23       $14.65      $13.50       $10.70       $9.93       $9.14
Number of units outstanding at end of period       79,903     124,599      147,431     199,349      201,513     150,281     192,477
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

VAN KAMPEN UIF EMERGING MARKETS EQUITY,
CLASS II (494)
Unit value at beginning of period                  $23.04      $17.46       $14.39      $10.00            -           -           -
Unit value at end of period                        $31.17      $23.04       $17.46      $14.39
Number of units outstanding at end of period       39,141      40,938       19,454      14,038
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------

VAN KAMPEN UIF U.S. REAL ESTATE, CLASS I
(458)
Unit value at beginning of period
Unit value at end of period                        $24.73      $21.42       $15.92      $11.73       $11.99      $11.07       $8.68
Number of units outstanding at end of period       $33.68      $24.73       $21.42      $15.92       $11.73      $11.99      $11.07
                                                  189,675     247,351      322,320     331,092      376,700     339,600     238,338
--------------------------------------------- ------------ ----------- ------------ ----------- ------------ ----------- -----------
--------------------------------------------- ----------- ----------- ------------ ------------
                                                 1999        1998        1997       INCEPTION
                                                                                    DATE AND
                                                                                      VALUE
--------------------------------------------- ----------- ----------- ------------ ------------
VAN KAMPEN LIT COMSTOCK, CLASS II (429)
Unit value at beginning of period                   -           -            -        $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

VAN KAMPEN LIT STRATEGIC GROWTH, CLASS II
(459)
Unit value at beginning of period
Unit value at end of period                         -           -            -       $10.00
Number of units outstanding at end of period

--------------------------------------------- ------------ ----------- ------------ -----------

VAN KAMPEN UIF EMERGING MARKETS DEBT,
CLASS I (449)
Unit value at beginning of period                   $6.52       $9.23                 $10.00
Unit value at end of period                         $8.32       $6.52        $9.23
Number of units outstanding at end of period      310,684     607,509      653,365
--------------------------------------------- ------------ ----------- ------------ -----------

VAN KAMPEN UIF EMERGING MARKETS EQUITY,
CLASS II (494)
Unit value at beginning of period                       -           -            -    $10.00
Unit value at end of period
Number of units outstanding at end of period
--------------------------------------------- ------------ ----------- ------------ -----------

VAN KAMPEN UIF U.S. REAL ESTATE, CLASS I
(458)
Unit value at beginning of period
Unit value at end of period                         $8.93      $10.15                 $10.00
Number of units outstanding at end of period        $8.68       $8.93       $10.15
                                                  234,609     252,794       67,357
--------------------------------------------- ------------ ----------- ------------ -----------


                                     P51-76

                                   APPENDIX B

                    ILLUSTRATION OF A MARKET VALUE ADJUSTMENT


The following examples illustrate how the MVA and the withdrawal charge may affect the value of a GRO upon a withdrawal.

Assumptions:

     o    Contribution to a GRO - $50,000

     o    Guarantee Period - 7 Years

     o Withdrawal - at the end of year three of the 7 year Guarantee Period o No prior partial withdrawals or transfers

     o    Guaranteed Interest Rate - 5% Annual Effective Rate

The GRO Value for this $50,000 contribution would be $70,355.02 at the end of the Guarantee Period. After three years, the GRO value is $57,881.25.

The MVA will be based on the current rate we are offering (at the time of the withdrawal) on new contributions to GROs for the Guarantee Period equal to the time remaining in your Guarantee Period, rounded to the next lower number of complete months. If we don't declare a current rate for the exact time remaining, we'll use a formula to find a rate using Guarantee Periods closest to (next higher and next lower) the remaining period described above. Three years after the initial contribution, there would have been four years remaining in your GRO Guarantee Period. These examples also show the withdrawal charge, which would be calculated separately.

EXAMPLE OF A DOWNWARD MARKET VALUE ADJUSTMENT:

A downward MVA results from a full or partial withdrawal that occurs when interest rates have increased. Assume interest rates have increased and at the time of the withdrawal, the current rate for four-year Guarantee Period is 6.25%. Upon a full withdrawal, the MVA would be:

         -0.0551589 = [(1 + .05)48/12 / (1 + .0625 + .0025)48/12] - 1

The MVA is a reduction of $3,192.67 from the GRO Value:

         -$3,192.67 = -0.0551589 X $57,881.25

The Market Adjusted Value would be:

         $54,688.58 = $57,881.25 - $3,192.67

A withdrawal charge of 6% would be assessed against the $50,000 original contribution:

         $3,000.00 = $50,000.00 X .06

Thus, the amount payable on a full withdrawal would be:

         $51,688.58 = $57,881.25 - $3,192.67 - $3,000.00


                                     P51-77

If instead of a full withdrawal, $20,000 was requested, we would first determine the Free Withdrawal Amount:

         $5,788.13= $57,881.25 X 0.10

Free Amount = $5,788.13

The amount subject to a withdrawal change (non-free amount) would be:

         $14,211.88 = $20,000.00 - $5,788.13

The MVA, which is only applicable to the non-free amount, would be

         ($783.91) = -0.0551589 X $14,211.88

The withdrawal charge would be:

         $957.18 = [($14,211.88+ $783.91)/(1 - 0.06)] - ($14,211.88+ 783.91)

Thus, the total amount needed to provide $20,000 after the MVA and withdrawal charge would be:

         $21,741.09 = $20,000.00 + $783.91+ $957.18

The value remaining in the GRO after the withdrawal would be:

         $36,140.16 = $57,881.25 - $21,741.09

EXAMPLE OF AN UPWARD MARKET VALUE ADJUSTMENT:

An upward MVA results from a full or partial withdrawal that occurs when interest rates have decreased. Assume interest rates have increased and at the time of the withdrawal, the current rate for four-year Guarantee Period is 4%. Upon a full withdrawal, the MVA would be:

         .0290890 = [(1 + .05)48/12 / (1 + .04 + .0025)48/12] - 1

The MVA is an increase of $1,683.71 to the value in the GRO:

         $1,683.71 = .0290890 X $57,881.25

The Market Adjusted Value would be:

         $59,564.96 = $57,881.25 + $1,683.71

A withdrawal charge of 6% would be assessed against the $50,000 original contribution:

         $3,000.00 = $50,000.00 X .06

Thus, the amount payable on a full withdrawal would be:

         $56,564.96 = $57,881.25 + $1,683.71 - $3,000.00


If instead of a full withdrawal, $20,000 was requested, the Free Withdrawal Amount and non-free amount would first be determined as above:

                Free Amount =    $ 5,788.13


                                     P51-78

                Non-Free Amount =    $14,211.88

               The MVA would be:  $413.41 = 0.0290890 X $14,211.88

      The withdrawal charge would be:

               $880.75 = [($14,211.88 - $413.41)/(1 - 0.06)] - ($14,211.88 -
               $413.41)

      Thus, the total amount needed to provide $20,000 after the MVA and withdrawal charge would be:

               $20,467.34 = $20,000.00 - $413.41 + $880.75

      The value remaining in the GRO after the withdrawal would be:

               $37,413.91 = $57,881.25 - $20,467.34


Actual MVAs will have a greater or lesser impact than shown in the examples, depending on the actual change in current interest rate and the timing of the withdrawal in relation to the time remaining in the Guarantee Period.

The MVA operates in a similar manner for transfers, except withdrawal charges don't apply to transfers.

THE MVA CALCULATIONS WILL BE ADJUSTED TO COMPLY WITH APPLICABLE STATE REGULATION REQUIREMENTS FOR CONTRACTS ISSUED IN CERTAIN STATES.


                                     P51-79

                                   APPENDIX C

                 GUARANTEED MINIMUM WITHDRAWAL BENEFIT EXAMPLES

The following examples demonstrate how the Rider works, based on the stated assumptions. These examples are for illustration only, and do not predict future investment results.

EXAMPLE #1

This example illustrates withdrawals equal to the GAWA, Bonuses, calculation of the LPA different from the GAWA, and the dollar-for-dollar reduction to the GWB each time there is a withdrawal not greater than the GAWA. It also illustrates payments for the life of the Primary Annuitant even though the GWB has been reduced to zero.

ASSUMPTIONS:
Annuitants age on Contract Date = 60
Initial contribution = $100,000; no additional contributions
Withdrawals equal to GAWA in Contract Years 2, 3 and 5; withdrawals equal to LPA in years 6+
Hypothetical Account Values (for illustrative purposes only) are less than GWB on each Annual Processing Date (APD) The Rider remains in effect during the period covered in this example.

------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
 Contract    Annuitant's  Contributions    GAWA         LPA          Annual        Bonus    Hypothetical Account      GWB at end
   Year          Age                        (B)                    Withdrawal                     Value (A)           of the ADP
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
     1           60         $100,000      $5,000        N/A            0           $5,000         $102,000             $105,000
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
     2           61                       $5,250        N/A          $5,250          0            $ 98,790             $ 99,750
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
     3           62                       $5,250        N/A          $5,250          0            $ 88,601             $ 94,500
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
     4           63                       $5,250        N/A            0           4,475          $ 86,829             $ 98,975
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
     5           64                       $5,250        N/A          $5,250          0            $ 79,842             $ 93,725
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
     6           65                       $5,250     $4,686 (D)      $4,686          0            $ 75,156             $ 89,039
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
     7           66                       $5,250       $4,686        $4,686          0            $ 67,464             $ 84,353
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
     8           67                       $5,250       $4,686        $4,686          0            $ 64,127             $ 79,667
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
     9           68                       $5,250       $4,686        $4,686          0            $ 59,441             $ 74,981
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    10           69                       $5,250       $4,686        $4,686          0            $ 53,566             $ 70,295
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    11           70                       $5,250       $4,686        $4,686          0            $ 49,416             $ 65,609
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    12           71                       $5,250       $4,686        $4,686          0            $ 42,753             $ 60,923 (E)
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    13           72                       $5,250       $4,686        $4,686          0            $ 38,922             $ 56,237
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    14           73                       $5,250       $4,686        $4,686          0            $ 34,625             $ 51,551
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    15           74                       $5,250       $4,686        $4,686          0            $ 30,285             $ 46,865
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    16           75                       $5,250       $4,686        $4,686          0            $ 26,810             $ 42,179
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    17           76                       $5,250       $4,686        $4,686          0            $ 22,392             $ 37,493
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    18           77                       $5,250       $4,686        $4,686          0            $ 17,258             $ 32,807
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    19           78                       $5,250       $4,686        $4,686          0            $ 11,709             $ 28,121
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    20           79                       $5,250       $4,686        $4,686          0             $ 7,491             $ 23,435
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    21           80                       $5,250       $4,686        $4,686          0             $ 2,730             $ 18,749
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    22           81                       $5,250       $4,686        $4,686          0                0                $ 14,063
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    23           82                       $5,250       $4,686        $4,686          0                0                $ 9,377
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    24           83                       $5,250       $4,686        $4,686          0                0                $ 4,691
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    25           84                       $4,691       $4,686        $4,686          0                0                  $ 5
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------


                                     P51-80

------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
 Contract    Annuitant's  Contributions    GAWA         LPA          Annual        Bonus    Hypothetical Account      GWB at end
   Year          Age                        (B)                    Withdrawal                     Value (A)           of the ADP
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    26           85                         $5         $4,686        $4,686          0                0                    0
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    27           86                         0          $4,686        $4,686          0                0                    0
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    28           87                         0          $4,686        $4,686          0                0                    0
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    29           88                         0          $4,686        $4,686          0                0                    0
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    30           89                         0          $4,686        $4,686          0                0                    0
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------
    31+          90                         0          $4,686        $4,686          0                0                    0
------------ ------------ ------------- ----------- ------------- ------------- ----------- ---------------------- -----------------


     A) The hypothetical Account Value includes deduction of all fees, except Withdrawal Charges. Rounding of amounts less than $1.00 is used in this example.

     B) The initial GWB is set equal to the initial contribution of $100,000. The initial GAWA equals 5% of the initial GWB (5% x $100,000 = $5,000).

     C) A Bonus was added to the GWB in Contract Years 1 and 4 because no withdrawals were taken during those Contract Years. This Bonus was calculated as 5% of the total of all contributions minus 5% of the total of all withdrawals. For example, the Bonus in Contract Year 6 is calculated as (5% x $100,000) - (5% x $10,500) = $4,475. The GWB after the Bonus is then $94,500 + $4,475 = $98,975.

     D) The LPA is available on the Contract Anniversary on or after the Primary Annuitant attains age 65. It is calculated as 5% of the GWB at that time (5% x $93,725 = $4,686).

     E) Because annual withdrawals are not greater than the GAWA, the GWB reduces dollar for dollar by the amount of the withdrawal. For example, the GWB in Contract Year 12 is calculated as $65,609 - $4,686 = $60,923.

     F) Because the ending GWB in Contract Year 24 is less than the GAWA, the GAWA in Contract Year 25 is reduced to equal the remaining GWB.


EXAMPLE #2

This example illustrates an additional Contribution, Bonuses and Step-Ups.

ASSUMPTIONS:
Annuitants age on Contract Date = 65
Initial contribution = $100,000
Additional contribution = $50,000 at the beginning of the Contract Year 4 No withdrawals Hypothetical Account Values are provided for illustrative purposes only The Rider remains in effect during the period covered in this example.

------------ ------------- ------------- -------------- --------------- ----------------- --------------------- --------------------
Contract     Annuitant's   Contributions GAWA/          Bonus           GWB after         Account Value         GWB after
Year         Age                         LPA                            Bonus before      on APD  (A)           Step-Up on
                                                                        Step-Up                                 the APD
------------ ------------- ------------- -------------- --------------- ----------------- --------------------- --------------------
1            65            $100,000      $ 5,000 (B)    $5,000          $105,000          $103,465              $105,000
------------ ------------- ------------- -------------- --------------- ----------------- --------------------- --------------------
2            66                          $ 5,250        $5,000          $110,000          $129,763              $129,763 (C)
------------ ------------- ------------- -------------- --------------- ----------------- --------------------- --------------------
3            67                          $ 6,488 (D)    $5,000          $134,763          $132,528              $134,763
------------ ------------- ------------- -------------- --------------- ----------------- --------------------- --------------------
4            68            $ 50,000      $ 9,238        $7,500 (E)      $192,263          $191,881              $192,263
------------ ------------- ------------- -------------- --------------- ----------------- --------------------- --------------------
5            69                          $ 9,613        $7,500          $199,763          $210,315              $210,315 (C)
------------ ------------- ------------- -------------- --------------- ----------------- --------------------- --------------------
6            70                          $10,516        $7,500          $217,815          $214,214              $217,815
------------ ------------- ------------- -------------- --------------- ----------------- --------------------- --------------------
7            71                          $10,891        $7,500          $225,315          $223,007              $225,315
------------ ------------- ------------- -------------- --------------- ----------------- --------------------- --------------------
8            72                          $11,266        $7,500          $232,815          $236,964              $236,964 (C)
------------ ------------- ------------- -------------- --------------- ----------------- --------------------- --------------------
9            73                          $11,848        $7,500          $244,464          $241,093              $244,464
------------ ------------- ------------- -------------- --------------- ----------------- --------------------- --------------------
10           74                          $12,223        $7,500          $251,964          $248,661              $251,964
------------ ------------- ------------- -------------- --------------- ----------------- --------------------- --------------------

     A) The hypothetical Account Value includes deduction of all fees. Rounding of amounts less than $1.00 is used in this example.


                                     P51-81

     B) The initial GWB is set equal to the initial contribution of $100,000. The initial GAWA equals 5% of the initial GWB (5% x $100,000 = $5,000)

     C) In Contract Years 2, 5, and 8, the GWB steps up to the Account Value on the Annual Processing Date. This is because the Account Value is more than the GWB after any Bonus. In Contract Year two, the Account Value is $129,763 while the GWB after the Bonus is $110,000 ($105,000 + $5,000).

     D) There is a $50,000 additional contribution at the beginning of year 4. Before this contribution, the GAWA and LPA are equal to $6,738 (5% x $134,763). After the $50,000 contribution, the GAWA and LPA are recalculated as the lesser of

          o 5% of the GWB immediately after the premium [5% x ($134,763 + $50,000) = $9,238]; and

          o the GAWA/LPA before the contribution plus 5% of the additional contribution ($6,738 + 5% x $50,000 = $9,238)

     E) A Bonus is added to the GWB on each APD because no withdrawals were taken during the Contract Year. This Bonus was calculated as 5% of the total of all contributions minus 5% of the total of all withdrawals. For example, the Bonus in Contract Year 4 is calculated as (5% x $150,000) - (5% x $0) = $7,500. The GWB after the Bonus is then $184,763 (the GWB after the additional contribution) + $7,500 = $192,263.


EXAMPLE 3

This example illustrates withdrawals in excess of the GAWA and the resulting Reset.

ASSUMPTIONS:
Annuitants age on Contract Date = 65
Initial contribution = $100,000; no additional contributions
Withdrawals of LPA amount in years 1, 2, 4, and 5 Withdrawal of $20,000 in Year
3
Single withdrawal of $20,000 in Contract Year 3; single withdrawal of $3,500 in Contract Year 7
Hypothetical Account Values are provided for illustrative purposes only
The Rider remains in effect during the period covered in this example.

------------ ------------- ------------- ------------- ----------------- -------------- --------------------- ---------------------
Contract     Annuitant's   Contributions GAWA/         Annual            GWB before     Account Value after   GWB after
Year         Age                         LPA           Withdrawal        withdrawal     withdrawal  (A)       Withdrawal and any
                                                                                                              Reset
------------ ------------- ------------- ------------- ----------------- -------------- --------------------- ---------------------
1            65            $100,000      $5,000 (B)    $ 5,000           $100,000       $94,250               $95,000
------------ ------------- ------------- ------------- ----------------- -------------- --------------------- ---------------------
2            66                          $5,000        $ 5,000           $ 95,000       $83,175               $90,000
------------ ------------- ------------- ------------- ----------------- -------------- --------------------- ---------------------
3            67                          $5,000        $20,000 (C)       $ 90,000       $64,500               $64,500
------------ ------------- ------------- ------------- ----------------- -------------- --------------------- ---------------------
4            68                          $3,225        $ 3,225           $ 64,500       $57,164               $61,275
------------ ------------- ------------- ------------- ----------------- -------------- --------------------- ---------------------
5            69                          $3,225        $ 3,225           $ 61,275       $56,995               $58,050
------------ ------------- ------------- ------------- ----------------- -------------- --------------------- ---------------------
6            70                          $3,225        $ 3,225           $ 58,050       $51,240               $54,825
------------ ------------- ------------- ------------- ----------------- -------------- --------------------- ---------------------
7            71                          $3,225        $ 3,500 (D)       $ 54,825       $45,189               $45,189
------------ ------------- ------------- ------------- ----------------- -------------- --------------------- ---------------------
8            72                          $2,259        $ 2,259           $ 45,189       $42,212               $42,930
------------ ------------- ------------- ------------- ----------------- -------------- --------------------- ---------------------
9            73                          $2,259        $ 2,259           $ 42,930       $39,057               $40,671
------------ ------------- ------------- ------------- ----------------- -------------- --------------------- ---------------------
10           74                          $2,259        $ 2,259           $ 40,671       $36,338               $38,412
------------ ------------- ------------- ------------- ----------------- -------------- --------------------- ---------------------

     A) The hypothetical Account Value includes deduction of all fees, except Withdrawal Charges. Rounding of amounts less than $1.00 is used in this example.


                                     P51-82

     B) The initial GWB is set equal to the initial contribution of $100,000. The initial GAWA/LPA equals 5% of the initial GWB (5% x $100,000 = $5,000)

     C) In year 3, the $20,000 withdrawal exceeds the GAWA/LPA. At this time the GWB is Reset to be the lesser of

          o the GWB before the withdrawal minus the withdrawal amount ($90,000 - $20,000 = $70,000)

          o    the Account Value after the withdrawal ($64,500)

          The GAWA and LPA are then recalculated as the lesser of

          o    5% of the Account Value after the withdrawal ($64,500); or

          o    the GAWA before the withdrawal ($5,000)

Thus, the GAWA and LPA are equal to $3,225 (5% x $64,500), which is less than the GAWA before the Withdrawal.

     D) In year 7, the $3,500 withdrawal exceeds the GAWA/LPA. At this time the GWB is Reset to be the lesser of

          o the GWB before the withdrawal minus the withdrawal amount ($54,825 - $3,500 = $51,325)

          o    the Account Value after the withdrawal ($45,189).

          The GAWA and LPA are then recalculated as the lesser of

          o    5% of the Account Value after the withdrawal ($45,189); or

          o    the GAWA before the withdrawal ($3,225).

          Thus, the GAWA and LPA are equal to $2,259 (5% x $45,189), which is less than the GAWA before the withdrawal.


EXAMPLE #4

This example illustrates withdrawals, additional contribution and the Rider fee

ASSUMPTIONS:
Annuitants age on Contract Date = 65
Initial contribution = $100,000
One additional contributions = $50,000 at the beginning of the Contract Years 4 and 9
Take LPA withdrawal in all years illustrated
Hypothetical Account Values are provided for illustrative purposes only
The Rider remains in effect during the period covered in this example.

------------------------------------------------------------------------------------------------------------------------------------
  Contract   Annuitants  Contributions GAWA/ LPA     Annual        Adjusted GWB   Rider Fee (C) Account Value on     GWB at end of
    Year         Age                                 Withdrawal                                      Annual        Annual Processing
                                                                                                 Processing Date       Date (A)
                                                                                                 after all fees
------------------------------------------------------------------------------------------------------------------------------------
     1           65      $100,000      $5,000 (B)    $5,000        $100,000           $600          $ 94,756           $ 95,000
------------------------------------------------------------------------------------------------------------------------------------
     2           66                    $5,000        $5,000        $ 95,000           $570          $ 87,213           $ 90,000
------------------------------------------------------------------------------------------------------------------------------------
     3           67                    $5,000        $5,000        $ 10,000           $540          $ 82,997           $ 85,000
------------------------------------------------------------------------------------------------------------------------------------
     4           68      $ 50,000      $6,750        $6,750        $135,000           $810          $127,102           $128,250
------------------------------------------------------------------------------------------------------------------------------------
     5           69                    $6,750        $6,750        $128,250           $770          $120,890           $121,500
------------------------------------------------------------------------------------------------------------------------------------
     6           70                    $6,750        $6,750        $121,500           $729          $114,044           $114,750
------------------------------------------------------------------------------------------------------------------------------------
     7           71                    $6,750        $6,750        $114,750           $689          $106,551           $108,000
------------------------------------------------------------------------------------------------------------------------------------
     8           72                    $6,750        $6,750        $108,000           $648          $100,016           $101,250
------------------------------------------------------------------------------------------------------------------------------------
     9           73      $ 50,000      $6,750        $6,750        $101,250           $608          $ 92,683           $ 94,500
------------------------------------------------------------------------------------------------------------------------------------
     10          74                    $6,750        $6,750        $94,500            $567          $ 85,004           $ 87,750
------------------------------------------------------------------------------------------------------------------------------------

     A) The hypothetical Account Value includes deduction of all fees, except Withdrawal Charges. Rounding of amounts less than $1.00 is used in this example.


                                     P51-83

     B) The initial GWB is set equal to the initial contribution of $100,000. The initial GAWA/LPA equals 5% of the initial GWB (5% x $100,000 = $5,000)

     C) The rider charge is calculated as 0.60% multiplied by the Adjusted GWB. The Adjusted GWB is defined as the GWB at the end of the previous Annual Processing Date plus any additional contributions since the last Annual Processing Date. In year 4, the Adjusted GWB is $135,000 ($85,000 + $50,000). Thus, the Rider fee charged in year 4 equals $810 (0.60% X $135,000).


                                     P51-84

                                   APPENDIX D

                  ENHANCED EARNINGS BENEFIT CALCULATION EXAMPLE


EXAMPLE 1 - The following is a hypothetical example of how the EEB works:

Assumptions:

     o    Annuitant was age 60 on the Contract Date (40% benefit)

     o    Initial contribution = $100,000

     o    No additional contributions

     o    No withdrawals

     o Hypothetical Account Value at the time the Death Benefit is calculated = $125,000

Based on these assumptions stated above:

>>   The gain in the contract is = $25,000 ($125,000-$100,000 =$25,000)

>>   Benefit paid would be $10,000 ($25,000 x 40%)


EXAMPLE 2 - The following is an example of how the EEB will be calculated and paid in conjunction with the standard Death Benefit under this contract.

Assumptions:

     o    Annuitant was age 60 on the Contract Date (40% benefit)

     o    Initial contribution = $50,000

     o    No additional contributions

     o    No withdrawals

     o Hypothetical Account Value at the time the Death Benefit is calculated = $60,000

     o    highest anniversary Account Value = $70,000


Based on these assumptions:

>>   the gain in the contract is $10,000 ($60,000 - $50,000);

>>   the EEB is $4,000 (40% x $10,000); and thus

>>   the total payment to the beneficiaries is $74,000 ($70,000 + $4,000)


                                     P51-85

                           PART C - OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements included in Part A:

Condensed Financial Information for the Portfolios

Financial Statements included in Part B*:

Integrity Life Insurance Company Separate Account II:
         Report of Independent Registered Public Accounting Firm
         Statements of Assets and Liabilities as of December 31, 2006 Statements of Operations for the Year Ended December 31, 2006 Statements of Changes in Net Assets for the Years Ended December 31,
           2006 and 2005
         Notes to Financial Statements

Integrity Life Insurance Company (Depositor):
         Report of Independent Registered Public Accounting Firm
         Balance Sheets (Statutory-Basis) as of December 31, 2006 and 2005 Statements of Operations (Statutory-Basis) for the Years Ended December
           31, 2006 and 2005
         Statements of Changes in Capital and Surplus (Statutory-Basis) for the
           Years Ended December 31, 2006 and 2005
         Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2006 and 2005
         Notes to Financial Statements (Statutory-Basis)

The Western and Southern Life Insurance Company (Guarantor):
         Report of Independent Registered Public Accounting Firm
         Balance Sheets (Statutory-Basis) as of December 31, 2006 and 2005 Statements of Operations (Statutory-Basis) for the Years Ended December 31, 2006 and 2005
         Statements of Changes in Capital and Surplus (Statutory-Basis) for the Years Ended December 31, 2006 and 2005
         Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2006 and 2005
         Notes to Financial Statements (Statutory-Basis)

* The financial statements listed in this item will be included in a 485(b) filing in April 2007.

(b) Exhibits:

The following exhibits are filed herewith or incorporated by reference as indicated:

1. Resolutions of the Board of Directors of Integrity Life Insurance Company (Integrity) authorizing the establishment of Separate Account II, the Registrant. Incorporated by reference to Registrant's Post-Effective Amendment No.11 to registration statement on Form N-4 (File No. 33-44876) filed on July 19, 2006.

2.   Not applicable.

3.

     a. Form of Selling/General Agent Agreement between Integrity and broker dealers. Incorporated by reference to Registrant's Post-Effective Amendment No.11 to registration statement on Form N-4 (File No. 33-44876) filed on July 19, 2006.

     b. Form of Variable Contract Principal Underwriter Agreement with Touchstone Securities Corporation dated January 1, 2006, filed herewith.

4.

     a. Form of variable annuity contract. Incorporated by reference to Registrant's Post-Effective Amendment No.11 to registration statement on Form N-4 (File No. 33-44876) filed on July 19, 2006.

     b. Form of Guaranteed Minimum Accumulation Benefit Rider, incorporated by reference from post-effective amendment 25 to Registrant's form N-4 registration statement (File No. 33-51268), filed February 17, 2006.

     c. Form of Guaranteed Minimum Withdrawal Benefit and Schedule Page, filed herewith.

5. Form of application. Incorporated by reference to Registrant's Post-Effective Amendment No.11 to registration statement on Form N-4 (File No. 33-44876) filed on July 19, 2006.

6.

     a. Certificate of Incorporation of Integrity. Incorporated by reference to Registrant's Post-Effective Amendment No.11 to registration statement on Form N-4 (File No. 33-44876) filed on July 19, 2006.

     b. By-Laws of Integrity. Incorporated by reference to Registrant's Post-Effective Amendment No.11 to registration statement on Form N-4 (File No. 33-44876) filed on July 19, 2006.

7. Reinsurance Agreement between Integrity and Connecticut General Life Insurance Company (CIGNA) effective January 1, 1995. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56654), filed on May 1, 1996.

8.

     a. Form of Participation Agreement among Variable Insurance Products Fund, FDC and Integrity, dated February 1, 1997. Incorporated by reference from Form N-4 registration statement of Separate Account I of Integrity (File No. 33-56658), filed on May 1, 1997.

     b. Form of Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributor, Inc., Touchstone Securities, Inc. and Integrity dated January 6, 2003, incorporated by reference from post-effective amendment 25 to Registrant's form N-4 registration statement (File No. 33-51268), filed February 17, 2006.

     c. Form of Participation Agreement between JPM Series Trust II and Integrity. Incorporated by reference to Registrant's Form N-4 registration statement (File No. 33-51268) filed on April 28, 1999.

     d. Form of Participation Agreement between MFS Variable Insurance Trust, Massachusetts Financial Services Company and Integrity, incorporated by reference to Registrant's registration statement on Form N-4 (File No. 33-51268) filed April 28, 2000.

     e. Form of Participation Agreement among Putnam Variable Trust, Putnam Retail Management, Inc. and Integrity dated January 1, 2001 incorporated by reference from post-effective amendment 25 to Registrant's form N-4 registration statement (File No. 33-51268), filed February 17, 2006.

     f. Form of Participation Agreement among Touchstone Variable Series Trust and Integrity dated April 30, 2001 incorporated by reference to Registrant's registration statement on Form N-4 (File No. 033-56654) filed October 15, 2001.

     g. Form of Participation Agreement among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc. and Integrity dated October 2, 1997, amended May 1, 2001 and May 1, 2002, incorporated by reference from post-effective amendment 25 to Registrant's form N-4 registration statement (File No. 33-51268), filed February 17, 2006.

     h. Form of Participation Agreement among The Universal Institutional Funds, Inc., Morgan Stanley & Co., Inc., Morgan Stanley Investment Management, Inc. and Integrity, dated January 2, 2003, incorporated by reference from post-effective amendment 25 to Registrant's form N-4 registration statement (File No. 33-51268), filed February 17, 2006.

     i. Form of Participation Agreement among Van Kampen Investments Trust, Van Kampen Funds, Inc., Van Kampen Asset Management, Inc. and Integrity dated January 2, 2003, incorporated by reference from post-effective amendment 25 to Registrant's form N-4 registration statement (File No. 33-51268), filed February 17, 2006.

9.

     a. Opinion and Consent of Rhonda S. Malone, Esq. as to the legality of the securities being registered, filed herewith.

     b. Opinion and Consent of Rhonda S. Malone, Esq. as to the legality of the guarantee of securities being registered, filed herewith.

10.  Not applicable.

11.  Not applicable.

12.  Not applicable.

13. Powers of Attorney of the Board of Directors of The Western and Southern Life Insurance Company (WSLIC), filed herewith.

14.  Guarantee from WSLIC to the policy holders of Integrity, filed herewith.

15. Cover letter.

16. Statement regarding updated financial statements of the Registrant, Depositor and Guarantor filed herewith.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The names and principal business addresses* of the directors and officers of, and their positions with, the Depositor are as follows:

Directors:
John F. Barrett               Director, Chairman of the Board
Edward J. Babbitt             Director, Secretary
Jill T. McGruder(1)           Director, President and CEO
John R. Lindholm(2)           Director
Robert L. Walker              Director
William J. Williams           Director
Donald J. Wuebbling           Director

Officers:
John F. Barrett               Director, Chairman of the Board
Jill T. McGruder              Director, President and CEO
James G. Kaiser(3)            Executive Vice President
Nicholas P. Sargen(1)         Senior Vice President and Chief Investment Officer
Edward J. Haines(1)           Senior Vice President
Kevin L. Howard               Senior Vice President, General Counsel
Constance M. Maccarone        Senior Vice President
Nora E. Moushey               Senior Vice President
Maureen M. Firestone          Vice President
Michael F. Furgiuele(3)       Vice President
Bradley J. Hunkler            Vice President and Comptroller
Phillip E. King               Vice President
Paul M. Kruth(1)              Vice President
Gerald Rusnak                 Vice President
Denise L. Sparks              Vice President
Richard K. Taulbee            Vice President
James J. Vance                Vice President, Treasurer
Patty J. Wilson(1)            Vice President, Compliance
M. Lisa Cooper                Product Compliance Officer
David L. DiMartino            Managing Actuary
Michael W. Collier            Manager, New Business
Donna M. South                Administrative Officer
Edward J. Babbitt             Secretary
Thomas M. Barth               Assistant Treasurer
Timothy D. Speed              Assistant Treasurer
Sharon A. Cummings(1)         Licensing Officer
Brenda L. Feige(1)            Manager, Licensing

*The principal business address for the above is 400 Broadway, Cincinnati, Ohio 45202, unless otherwise noted.
(1)  Principal Business Address: 303 Broadway, Cincinnati, Ohio 45202
(2) Principal Business Address: 3600 Chamberlain Lane, Suite 736, Louisville, KY 40241
(3)  Principal Business Address: 333 Ludlow Street, Stamford, Connecticut 06902

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH INTEGRITY OR REGISTRANT

1. 303 Broadway QCS, LLC; Ohio Limited Liability Company; 100% owned by The Western and Southern Life Insurance Company (WSLIC); ownership and operation of real estate

2. Airport Exchange Hotel Partners; Kentucky General Partnership; 74% owned by WS Airport Exchange Group, LLC; 1% owned by Eagle Realty Investments, Inc.
     (ERI); ownership and operation of real estate

3. AM Concepts Inc.; Delaware Corporation; 100% owned by WSLIC; venture capital investment in companies engaged in alternative marketing of financial services

4. AMLIWS Deerfield L.P.; Texas Limited Partnership; 73.75% owned by WSLIC; 1.25% owned by ERI; ownership and operation of real estate

5. AMLIWS Parkway Limited Partnership; Texas Limited Partnership; 73.75% owned by WSLIC, 1.25% owned by ERI; ownership and operation of real estate.

6. AMLIWS Summit Ridge, LLC; Missouri Limited Liability Company; 74% owned by WSLIC, 1% owned by Eagle; ownership and operation of real estate

7. Buckeye Venture Partners, LLC; Ohio Limited Liability Company; 60% owned by Fort Washington Investment Advisors, Inc. (FWIA) and 40% owned by unrelated third party

8. CAI Holding Company, Inc.; Ohio Corporation; 100% owned by Columbus Life Insurance Company (CLIC); holding company

9. Capital Analysts Agency, Inc.; Ohio Corporation; 99% owned by Capital Analysts Incorporated; general insurance agency

10. Capital Analysts Agency, Inc.; Texas Corporation; 100% owned by an individual who is a resident of Texas, but under contractual association with Capital Analysts Incorporated; general insurance agency

11. Capital Analysts Incorporated; Delaware Corporation; 100% owned by CAI Holding Company, Inc.; securities broker-dealer and registered investment advisor

12. Capital Analysts Insurance Agency, Inc.; Massachusetts Corporation; 100% owned by Capital Analysts Incorporated; general insurance agency

13. Capital Analysts Insurance Agency, Inc.; Alabama Corporation; 100% owned by Capital Analysts Incorporated; general insurance agency

14. Carthage Senior Housing, Ltd.; Ohio Limited Liability Company; 98% owned by WSLIC; 1% owned by ERI; ownership and operation of real estate

15. Centreport Hotels LLC; Texas Limited Liability Company; 75% owned by ERI; ownership and operation of real estate

16. Centreport Hotel Partners; Texas limited partnership; 74.25% owned by WSLIC; ownership and operation of real estate

17. Cleveland East Hotel, LLC; Ohio Limited Liability Company; 74% owned by WSLIC; 1% owned by ERI; ownership and operation of real estate

18. Columbus Hotel Partners; Ohio General Partnership; 74% owned by WS Columbus Homewood GP, LLC; 1% owned by ERI; ownership and operation of real estate

19. Columbus Life Insurance Company; Ohio Corporation; 100% owned by WSLIC; insurance

20. Country Place Associates; Ohio General Partnership; 90% owned by WS Country Place GP, LLC; 10% owned by ERI; ownership and operation of real estate

21. Courtyard Nursing Care, LLC; Ohio Limited Liability Company; 100% owned by WSLAC; ownership and operation of real estate.

22. Dublin Hotel LLC; Ohio Limited Liability Company; 74% owned by WSLIC, 1% owned by ERI; ownership and operation of real estate

23.  Eagle Realty Group, LLC; Ohio Limited Liability Company; 100% owned by
     WSLIC

24. Eagle Realty Investments, Inc. (ERI); Ohio Corporation; 100% owned by Eagle Realty Group, LLC

25. Fort Washington Capital Partners, LLC; Delaware Limited Liability Company; 100% owned by FWIA

26. Fort Washington Investment Advisors, Inc. (FWIA); Ohio Corporation; 100% owned by WSLIC; registered investment adviser

27.  Fort Washington Savings Company; Ohio Corporation; 100% owned by WSLIC

28.  FWPEI GP LLC; Delaware LLC; 100% owned by FWIA

29. IFS Agency, Inc.; Texas Corporation; 100% owned by IFS Financial Services, Inc.; general insurance agency

30. IFS Agency Services, Inc.; Pennsylvania Corporation; 100% owned by IFS Financial Services, Inc.; general insurance agency

31. IFS General Agency, Inc.; Pennsylvania Corporation; 100% owned by IFS Financial Services, Inc.; general insurance agency.

32. IFS Financial Services, Inc. ("IFS"); Ohio Corporation; 100% owned by Western-Southern Life Assurance Company (WSLAC); development and marketing of financial products for distribution through financial institutions

33. IFS Fund Distributors, Inc.; Delaware Corporation; 100% owned by IFS; registered broker dealer

34. IFS Insurance Agency, Inc.; Ohio Corporation; 99% owned by IFS; general insurance agency

35. IFS Systems, Inc.; Delaware Corporation; 100% owned by IFS; development, marketing and support of software systems

36. Insurance Profillment Services, LLC; Ohio Limited Liability Company; 100% owned by WSLIC; insurance marketing services

37. Integrated Investment Services, Inc.; Ohio Corporation; 100% owned by IFS; registered transfer agent

38. Integrity Life Insurance Company ("ILIC"); Ohio Corporation; 100% owned by WSLIC

39. IR Mall Associates, Ltd.; Florida limited partnership; 49.50% owned by WSLIC; ownership and operation of real estate

40. IR Mall Company, L.C.; Florida Limited Liability Company; 50% owned by ERI; ownership and operation of real estate

41. The Lafayette Life Insurance Company; Indiana Corporation; 100% owned by Western & Southern Financial Group, Inc. (WSFG)

42. LaFrontera Hotel LLC; Texas Limited Liability Company; 75% owned by ERI; ownership and operation of real estate

43. LaFrontera Lodging Partners LP; Texas limited Partnership; 74.25% owned by WSLIC; ownership and operation of real estate

44. Lookout Corporate Center, Ohio Joint Venture; 50% owned by WS Lookout GP, LLC; ownership and operation of real estate

45. Mission Club Apartments General Partnership; Florida General Partnership; 95.5% owned by WSLIC, 4.5% owned by ERI; ownership and operation of real estate

46. National Integrity Life Insurance Company; New York corporation; 100% owned by ILIC

47. North Pittsburgh Hotel LLC; Pennsylvania Limited Liability Company; 74% owned by WSALD NPH, LLC; 1% owned by ERI; ownership and operation of real estate

48. Northeast Cincinnati Hotel LLC; Ohio Limited Liability Company; 74% owned by WSLIC, 1% owned by ERI; ownership and operation of real estate.

49. OTR Housing Associates, L.P.; Ohio Limited Partnership; 98% owned by WSLIC; 1% owned by ERI; ownership and operation of real estate

50. OTR Redevelopment Group, LLC; Ohio Limited Liability Company; 100% owned by OTR Walnut Housing, Ltd.

51. OTR Transitional Housing, L.P.; Ohio Limited Partnership; 99% owned by WSLIC; ownership and operation of real estate

52. OTR-Walnut Housing, Ltd.; Ohio Limited Liability Company; 100% owned by ERI; ownership and operation of real estate

53. Queen City Development I, LLC; Ohio Limited Liability Company; 100% owned by Eagle Realty Group, LLC; operation of real estate

54. Race Street Development, Ltd.; Ohio Limited Liability Company; 100% owned by WSLIC; ownership and operation of real estate

55. Seasons Health Care Limited Partnership; Ohio Limited Partnership; 90% owned by WSLAC, 10% owned by Courtyard Nursing Care, LLC; ownership and operation of real estate

56.  ServerVault Corp.; Delaware Corporation; 50% owned by WSLIC

57. Sixth and Race Development, LLC; Ohio Limited Liability Company; 71% owned by Race Street Development, Ltd., 25% owned by ERI; ownership and operation of real estate

58. Skyport Hotel LLC; Kentucky limited liability company; 74% owned by WSLIC, 1% owned by ERI; ownership and operation of real estate

59. Todd Investment Advisors, Inc.; Kentucky Corporation; 100% owned by FWIA; registered investment adviser

60. Touchstone Advisors, Inc.; Ohio Corporation; 100% owned by IFS; registered investment adviser

61. Touchstone Securities, Inc.; Nebraska Corporation; 100% owned by WSLAC; securities broker-dealer

62. Tri-State Ventures, LLC; Delaware Limited Liability Company; 100% owned by FWIA

63. Tri-State Ventures II, LLC; Delaware Limited Liability Company; 100% owned by FWIA

64. Union Centre Hotel LLC; Ohio Limited Liability Company; 74% owned by WSLIC, 1% owned by ERI; ownership and operation of real estate

65. Vinings Trace LLC; Indiana Limited Liability Company; 99% owned by WSLIC, 1% owned by ERI; ownership and operation of real estate

66. Vulcan Hotel LLC; Alabama Limited Liability Company; 74% owned by WSLIC, 1% owned by ERI; ownership and operation of real estate

67. W&S Brokerage Services, Inc.; Ohio Corporation; 100% owned by WSLAC; investment advisor and broker dealer

68. W&S Financial Group Distributors Inc.; Ohio Corporation; 100% owned by IFS; general insurance agency

69. W&S Operating Holdings, LLC; Ohio Limited Liability Company; 100% owned by WSLIC; ownership of operating entities

70. W&S Real Estate Holdings, LLC; Ohio Limited Liability Company; 100% owned by WSLIC; ownership of real estate entities

71. WestAd Inc.; Ohio corporation; 100% owned by WSLIC, general advertising, book selling and publishing

72. West-Whi Columbus NW Partners; Ohio General Partnership; 74% owned by WS Columbus Northwest GP, LLC; 1% owned by ERI; ownership and operation of real estate

73. Western & Southern Agency, Inc.; Ohio corporation; 100% owned by WSLIC; general insurance agency

74. Western & Southern Agency Services, Inc.; Pennsylvania Corporation; 100% owned by WSLIC; general insurance agency.

75. Western-Southern Life Assurance Company (WSLAC); Ohio Corporation; 100% owned by WSLIC

76. The Western and Southern Life Insurance Company (WSLIC); Ohio Corporation; 100% owned by WSFG

77. Western & Southern Financial Group, Inc. (WSFG); Ohio Corporation; 100% owned by WSMHC

78. Western & Southern Mutual Holding Company (WSMHC); Ohio Mutual Insurance Holding Company

79. Windsor Hotel LLC; Connecticut Limited Liability Company; 74% owned by WSLIC, 1% owned by ERI; ownership and operation of real estate

80. Wright Executive Hotel Limited Partners; Ohio Limited Partnership; 60.50% owned by WSLIC; 0.61% owned by WS Wright Hotel GP, LLC; ownership and operation of real estate

81. WSA Commons, LLC; Georgia Limited Liability Company; 50% owned by WSLIC; ownership and operation of real estate

82. WS Airport Exchange GP, LLC; Ohio Limited Liability Company; 100% owned by WSLIC; ownership and operation of real estate

83. WS Columbus Homewood GP, LLC; Ohio Limited Liability Company; 100% owned by WSLIC; ownership and operation of real estate

84. WS Columbus Northwest GP, LLC; Ohio Limited Liability Company; 100% owned by WSLIC; ownership and operation of real estate

85. WS Country Place GP, LLC; Ohio Limited Liability Company; 100% owned by WSLIC; ownership and operation of real estate

86. WS Lookout JV, LLC; Ohio Limited Liability Company; 100% owned by WSLIC; ownership and operation of real estate

87. WS Wright Hotel GP, LLC; Ohio Limited Liability Company; 100% owned by WSLIC; ownership and operation of real estate

88. WSALD NPH, LLC; Ohio Limited Liability Company; 50% owned by WSLIC; 1% owned by Eagle; ownership and operation of real estate

89. WSALD CEH, LLC; Ohio Limited Liability Company; 50% owned by WSLIC; ownership and operation of real estate.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of November 30, 2006, there were 6,590 contract owners of Separate Account II of Integrity, including qualified and non-qualified contracts.

ITEM 28. INDEMNIFICATION

Integrity's By-Laws provide, in Article V, Section 5.1 provides:

To the extent permitted by the laws of the State of Ohio, subject to all applicable requirements thereof:

(a) The Corporation shall indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the Corporation, by reason of the fact that he is or was a Director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a Director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(b) The Corporation shall indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect to any of the following:

     (1) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent the court of common pleas or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

     (2) Any action of suit in which the only liability asserted against a Director is pursuant to Section 1701.95 of the Ohio Revised Code.

(c) To the extent that a Director, trustee, officer, employee, or agent has been successful in the merits or otherwise in defense of any action, suit, or proceeding referred to in division (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(d) Any indemnification under divisions (a) and (b) of this Article, unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon the determination that indemnification of the Director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions (a) and (b) of this Article. Such determination shall be made as follows:

     (1) By a majority vote of a quorum consisting of Directors of the Corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

     (2) If the quorum described in division (d)(1) of this Article is not obtainable or if a majority vote of a quorum of disinterested Directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the Corporation or any person to be indemnified within the past five years;

     (3) By the Shareholders; or

     (4) By the court of common pleas or the court in which such action, suit or proceeding was brought. Any determination made by the disinterested Directors under Article (d)(1) or by independent legal counsel under Article (d)(2) shall be promptly communicated to the person who threatened or brought the action or suit by in the right of the Corporation under (b) of this Article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(e) (1) Expenses, including attorney's fees, incurred by a Director in defending the action, suit, or proceeding shall be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the Director in which he agrees to do both of the following:

          (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Corporation or undertaken with reckless disregard for the best interests of the Corporation;

          (ii) Reasonably cooperate with the Corporation concerning the action, suit or proceeding.

     (2) Expenses, including attorney's fees, incurred by a Director, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (a) and (b) of this Article, may be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the Directors in the specific case upon receipt of an undertaking by or on behalf of the Director, officer, employee, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the Corporation.

(f) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the Articles or the Regulations for any agreement, vote of Shareholders or


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

disinterested Directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(g) The Corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self insurance, on behalf of or for any person who is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in whom the Corporation has a financial interest.


Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



ITEM 29.   PRINCIPAL UNDERWRITERS

(a) Touchstone Securities, Inc. (Touchstone Securities) is the principal underwriter for Integrity Life Insurance Company Separate Account II. Touchstone Securities also serves as an underwriter for Integrity Life Insurance Company Separate Account I and VUL, National Integrity Life Insurance Company Separate Accounts I and II, contracts issued under Western-Southern Life Assurance Company's Separate Accounts 1 and 2, and for the shares of several series (Funds) of Touchstone Variable Series Trust, Touchstone Strategic Trust, Touchstone Investment Trust, Touchstone Tax-Free Trust, Constellation Funds and Constellation Institutional Portfolios, each of which is affiliated with the Depositor.

(b) The names and principal business addresses* of the officers and directors of, and their positions with, Touchstone Securities, Inc. are as follows:

Directors:
James N. Clark(1)                          Director
Jill T. McGruder                           Director
Donald J. Wuebbling(1)                     Director

Officers:
James H. Grifo                             President
Richard K. Taulbee(1)                      Vice President
Patricia J. Wilson                         Chief Compliance Officer
James J. Vance                             Vice President and Treasurer
Terrie A. Wiedenheft                       Chief Financial Officer
Douglas B. Perry                           Assistant Treasurer
Timothy D. Speed(1)                        Assistant Treasurer
Cheryl J. Stotts                           Assistant Treasurer
Rhonda S. Malone(1)                        Secretary

*The principal business address for the above is 303 Broadway, Cincinnati, Ohio 45202, unless otherwise noted.
(1)  Principal Business Address: 400 Broadway, Cincinnati, Ohio 45202

(c)  Not applicable.


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

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Integrity at 400 Broadway, Cincinnati, Ohio 45202

ITEM 31. MANAGEMENT SERVICES

There are currently no management-related services provided to the Registrant.

ITEM 32. UNDERTAKINGS

The Registrant hereby undertakes:

(a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements of the Registrant, Depositor and Guarantor in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form, including the WSLIC financial statements, promptly upon written or oral request.

(d) to update the registration statement if WSLIC terminated it guarantee to Integrity policy holders.

During any time there are insurance obligations outstanding and covered by the Guarantee issued by WSLIC (WSLIC Guarantee Period), filed as an exhibit to this registration statement, Integrity hereby undertakes to provide notice to contract owners promptly after the happening of significant events related to the Guarantee. These significant events include: (i) termination of the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee; (ii) a default under the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee; or (iii) the insolvency of WSLIC.

Integrity represents that the aggregate charges under variable annuity contracts described in this Registration Statement are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Integrity.

Integrity represents that it recognizes the requirements of Section 17(h) of the Investment Company Act of 1940, specifically that it shall not protect or purport to protect any director or officer of the Registrant or Depositor against any liability to them or to their security holders to which he would otherwise be subject by reason or willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.


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